Exhibit 99.12

EXECUTION VERSION

SELINA HOSPITALITY PLC

and

SELINA NOMAD LTD.,

as Guarantor

and

WILMINGTON SAVINGS FUND SOCIETY, FSB,

as Trustee and

AETHER FINANCIAL SERVICES UK LIMITED

as Security Agent INDENTURE

Dated as of January 25, 2024

6.00% Senior Secured Notes due 2029

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TABLE OF CONTENTS

(continued)

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TABLE OF CONTENTS

(continued)

EXHIBITS

Exhibit A	Form of Note	A-1

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INDENTURE dated as of January 25, 2024 among SELINA HOSPITALITY PLC, a public limited company duly organized and existing under the laws of England and Wales, as issuer (the “Company,” as more fully set forth in Section 1.01), SELINA NOMAD LTD., a private limited company organized and existing under the laws of England and Wales, as guarantor (the “Guarantor,” as more fully set forth in Section 1.01), WILMINGTON SAVINGS FUND SOCIETY, FSB, a Federal savings bank, as trustee (the “Trustee,” as more fully set forth in Section 1.01) and Aether Financial Services UK Limited, as security agent (the “Security Agent”).

W I T N E S S E T H:

WHEREAS, for its lawful corporate purposes, the Company has duly authorized the issuance of its 6.00% Senior Secured Notes due 2029 (including any PIK Notes issued from time to time in accordance with the terms hereof, the “Notes”), initially in an aggregate principal amount not to exceed $88,500,000, and in order to provide the terms and conditions upon which the Notes are to be authenticated, issued and delivered, the Company has duly authorized the execution and delivery of this Indenture; and

WHEREAS, the Form of Note, the certificate of authentication to be borne by each Note, the Form of Fundamental Change Repurchase Notice and the Form of Assignment and Transfer to be borne by the Notes are to be substantially in the forms hereinafter provided; and

WHEREAS, all acts and things necessary to make the Notes, when executed by the Company and authenticated and delivered by the Trustee or a duly authorized authenticating agent, as provided in this Indenture, the valid, binding and legal obligations of the Company, and this Indenture the valid, binding and legal agreement of the Company and the Trustee, have been done and performed, and the execution of this Indenture and the issuance hereunder of the Notes have in all respects been duly authorized.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

That in order to declare the terms and conditions upon which the Notes are, and are to be, authenticated, issued and delivered, and in consideration of the premises and of the purchase and acceptance of the Notes by the Holders thereof, the Company covenants and agrees with the Trustee and the Security Agent for the equal and proportionate benefit of the respective Holders from time to time of the Notes (except as otherwise provided below), as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Definitions. The terms defined in this Section 1.01 (except as herein otherwise expressly provided or unless the context otherwise requires) for all purposes of this Indenture and of any indenture supplemental hereto shall have the respective meanings specified in this Section 1.01. The words “herein,” “hereof,” “hereunder” and words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision. The terms defined in this Article 1 include the plural as well as the singular.

“2029 Notes Debt Documents” has the meaning given in the Intercreditor Agreement.

“Additional Amounts” has the meaning specified in Section 4.14(a).

“Additional Interest” means all amounts of additional interest, if any, payable pursuant to Section 6.03, as applicable.

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“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. Notwithstanding anything to the contrary herein, the determination of whether one Person is an “Affiliate” of another Person for purposes of this Indenture shall be made based on the facts at the time such determination is made or required to be made, as the case may be, hereunder.

“Applicable Premium” means the greater of (A) 1.0% of the principal amount of such Note and (B) on any redemption date, the excess (to the extent positive) of:

(a) the present value at such redemption date of all required interest payments due on such Note to and including the Maturity Date (excluding accrued but unpaid interest, if any), computed upon the redemption date using a discount rate equal to the Applicable Treasury Rate at such redemption date plus 50 basis points; over

(b) the outstanding principal amount of such Note;

in each case, as calculated by the Company or on behalf of the Company by such Person as the Company shall designate. The Trustee shall have no duty to calculate or verify the calculations of the Applicable Premium.

“Applicable Procedures” means, with respect to a Depositary, as to any matter at any time, the policies and procedures of such Depositary, if any, that are applicable to such matter at such time.

“Applicable Treasury Rate” means for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (i) if such day is not a Business Day, the Applicable Treasury Rate for such day shall be such rate on such transactions on the immediately preceding Business Day as so published on the next succeeding Business Day, and (ii) if no such rate is so published on such next succeeding Business Day, the Applicable Treasury Rate for such day shall be the average rate charged to the Trustee on such day on such transactions as determined by the Trustee.

“Asset Sale” means:

(a)  the sale, lease, conveyance or other disposition of any assets or rights by the Company or any Subsidiary with a value (singly or in the aggregate) in excess of US$5,000,000; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and any Subsidiary taken as a whole will be governed by Section 4.12; and

(b)  the issuance of Equity Interests in any of the Company’s Subsidiaries or the sale by the Company or its Subsidiaries of Equity Interests in any of its or their Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(i)	an issuance of Equity Interests by a Subsidiary of the Company to the Company or to a Subsidiary of the Company that is a Subsidiary;

(ii)	any sale or other disposition of damaged, unserviceable, worn-out or obsolete assets in the ordinary course of business;

(iii)	the sale or other disposition of cash or Cash Equivalents or other financial assets in the ordinary course of business;

(iv)	foreclosure, condemnation, expropriation, nationalization, eminent domain or any similar action with respect to any property or other assets; and

(v)	the sub-lease in the ordinary course of business of any assets leased by the Company or a Subsidiary.

Notwithstanding anything else to the contrary in this Indenture, in no event shall the sale, lease, conveyance or other disposition of the Collateral be permitted.

“Board Observer” has the meaning specified in Section 4.15(a).

“Board Observer Period” shall have the meaning specified in Section 4.15(a).

“Board of Directors” means, with respect to any Person, the board of directors (or similar body) of such Person or a committee thereof duly authorized to act for it hereunder.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by an Officer of such Person to have been duly adopted by the Board of Directors, and to be in full force and effect on the date of such certification.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not (i) a day on which banking institutions in New York City, State of New York, the city in which the Corporate Trust Office is located or London, United Kingdom, generally are authorized or obligated by law, regulation or executive order to close, or (ii) a day on which banking and financial institutions in New York City, State of New York, the city in which the Corporate Trust Office is located or London, United Kingdom are closed for business with the general public; provided, however, for clarification, that commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home,” “shelter-in-place,” “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in the relevant location generally are open for use by customers on such day.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a lease that would at that time be accounted for on a balance sheet prepared in accordance with IFRS, and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means, for any entity, any and all shares, interests (including partnership, limited liability company or membership interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity issued by that entity; provided that debt securities that are convertible into or exchangeable for Capital Stock shall not constitute Capital Stock prior to their conversion or exchange, as the case may be.

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“Cash Equivalents” means any of the following: (a) direct obligations (or certificates representing an interest in such obligations) issued by, or unconditionally guaranteed by, the government of a member state of the Pre-Expansion European Union, the United States of America, Switzerland, Norway or Canada (including, in each case, any agency or instrumentality thereof), as the case may be, the payment of which is backed by the full faith and credit of the relevant member state of the Pre- Expansion European Union or the United States of America, Switzerland, Norway or Canada, as the case may be, and which are not callable or redeemable at the Company’s or any Subsidiary’s option; (b) overnight bank deposits, time deposit accounts, certificates of deposit, banker’s acceptances and money market deposits (and similar instruments) with maturities of twelve months or less from the date of acquisition issued by a bank or trust company which is organized under, or authorized to operate as a bank or trust company under, the laws of a member state of the Pre-Expansion European Union or of the United States of America or any state thereof, Switzerland, Norway or Canada; provided that such bank or trust company has capital, surplus and undivided profits aggregating in excess of $500.0 million (or the foreign currency equivalent thereof as of the date of such investment) and whose long-term debt is rated “BBB-” or higher by Fitch or “BBB-” or higher by S&P or the equivalent rating category of another internationally recognized rating agency; (c) commercial paper having one of the two highest ratings obtainable from Fitch or S&P and, in each case, maturing within one year after the date of acquisition; (d) repurchase obligations with a term of not more than thirty (30) days for underlying securities of the type described in clause (a) or (b) above, entered into with any financial institution meeting the qualifications described in clause (b) above; and (e) interests in any investment company or money market fund at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (d) above.

“Change in Tax Law” means any change or amendment in the laws, rules or regulations of a Relevant Taxing Jurisdiction, or any change in an official written interpretation, administration or application of such laws, rules or regulations by any legislative body, court, governmental taxing authority or regulatory or administrative authority of such Relevant Taxing Jurisdiction (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative interpretation or determination) affecting taxation, which change or amendment becomes effective on or after the Issue Date (or, if the Relevant Taxing Jurisdiction was not a Relevant Taxing Jurisdiction on such date, the date on which such Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction).

“close of business” means 5:00 p.m. (New York City time).

“Collateral” means any and all assets from time to time in which a security interest has been or will be granted on the Issue Date or thereafter pursuant to any Security Document to secure the obligations under this Indenture and the Notes (i) by way of a pari passu first priority Lien on the Company Intellectual Property for purposes of securing repayment of any PIK Interest owed under this Indenture and the Notes and (ii) a second priority Lien on the Company Intellectual Property for purposes of securing the remainder of the obligations under this Indenture and the Notes.

“Commission” means the U.S. Securities and Exchange Commission.

“Common Equity” of any Person means Capital Stock of such Person that is generally entitled (a) to vote in the election of directors of such Person or (b) if such Person is not a corporation, to vote or otherwise participate in the selection of the governing body, partners, managers, trustees or others that will control the management or policies of such Person.

“Company” shall have the meaning specified in the first paragraph of this Indenture, and subject to the provisions of Article 11, shall include its successors and assigns.

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“Company Intellectual Property” means all registered and unregistered intellectual property, including trademarks and patents, comprising the “Selina” brand. The Company hereby represents, warrants and agrees that such intellectual property is held legally and/or beneficially by Selina Nomad Limited (registered in England and Wales under company 15221597), as at the date hereof.

“Company Order” means a written order of the Company, signed on behalf of the Company by an Officer.

“Consolidated EBITDA” means, for any period, the Consolidated Net Income of the Company and its Subsidiaries, plus the following to the extent deducted in calculating such Consolidated Net Income, without duplication (in each case on a consolidated basis in accordance with IFRS):

(i) provision for all Taxes (current or deferred) based on income of the Company and its Subsidiaries for such period; plus

(ii) depreciation, amortization or impairment (including but not limited to amortization of goodwill, right of use assets and intangibles and amortization and write-off of ﬁnancing costs and write downs and impairment of property, plant, equipment and intangibles and other long-lived assets; plus

(iii) non-operating expense, such as, but not limited to, the share of loss in associates and other non-operating expenses; plus

(iv) any other non-cash charges (including, but not limited to, non-cash stock-based compensation expense); plus

(v) [reserved]; plus

(vi) new debt issuance expenses; plus

(vii) Subject to the Shared Adjustment Cap, the amount of any reasonably identifiable and factually supportable restructuring charges and expenses; plus

(viii) any expenses or charges related to the offering of any Capital Stock (to the extent the proceeds thereof were contributed to the equity capital of the Company or its Subsidiaries); plus

(ix) any expenses, costs or other charges (including any non-cash charges) related to the offering of the Notes; plus

(x) provisions for tax risks that are non-income tax related; plus

(xi) all ﬁnancing costs, finance expenses and foreign currency loss; minus

(xii) non-operating income, such as but not limited to the gain on net monetary position, share of profit in associates and other non-operating income; minus

(xiii) all financing income and foreign currency transaction gains.

“Consolidated Indebtedness” means the Indebtedness of the Company and each Subsidiary.

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“Consolidated Net Income” means, for any period, the aggregate of the net income (loss) of the Company and the Subsidiaries for such period, on a consolidated basis, determined in accordance with IFRS provided that, without duplication:

(i)	the net income (loss) for such period of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be excluded; provided, that Consolidated Net Income of such Person shall be increased by the amount of dividends or distributions or other payments (other than Excluded Contributions) that are actually paid in cash (or to the extent converted into cash) or that could, in the reasonable determination of management, have been distributed to such Person or a Subsidiary thereof in respect of such period;

(ii)	any net gain (loss) realized upon the sale or other disposition of any asset or disposed operations of the Company or any Subsidiaries which is not sold or otherwise disposed of in the ordinary course of business (as determined in good faith by the Company) will be excluded;

(iii)	any one-time non-cash charges or any amortization or depreciation resulting from purchase accounting, in each case, in relation to any acquisition of, or merger or consolidation with, another Person or business or resulting from any reorganization or restructuring involving the Company or its Subsidiaries will be excluded;

(iv)	the cumulative effect of a change in accounting principles and changes as a result of the adoption or modiﬁcation of accounting policies during such period will be excluded;

(v)	subject to the Shared Adjustment Cap, any extraordinary, exceptional or non-recurring gains or losses or any charges in respect of any restructuring, redundancy or severance as well as any reasonably identifiable and factually supportable expected cost savings, operating expense reductions, restructuring charges and expenses and cost saving synergies related to acquisitions, divestitures, restructuring, cost savings initiatives and other similar initiatives relating to transactions consummated or initiatives implemented after the Issue Date and projected by the Company in good faith to result from actions with respect to which substantial steps have been, will be, or are expected to be, taken (in the good faith determination of the Company) within twelve (12) months after such transaction or initiative is consummated will be excluded; excluding, for the avoidance of doubt, any gains or losses attributable to any expected revenues, revenue synergies or revenue enhancements;

(vi)	any unrealized gains or losses in respect of Hedging Obligations or any ineffectiveness recognized in earnings related to qualifying hedge transactions or the fair value or changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of Hedging Obligations will be excluded;

(vii)	any non-cash compensation charge or expenses arising from any grant of stock, stock options or other equity-based awards will be excluded;

(viii)	any goodwill or other intangible asset impairment charges will be excluded;

(ix)	all deferred ﬁnancing costs written off and premium paid in connection with any early extinguishment of Indebtedness and any net gain or loss from any write-off or forgiveness of Indebtedness will be excluded;

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(x)	subject to the Shared Adjustment Cap, any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto), transaction expenses, restructuring and duplicative running costs, relocation costs, integration costs, facility consolidation and closing costs, severance costs and expenses, one-time compensation charges, costs relating to pre-opening and opening costs for facilities, signing, retention and completion bonuses, costs incurred in connection with acquisitions and operating expenses attributable to the implementation of cost-savings initiatives, and curtailments or modiﬁcations to pension and post-retirement employee beneﬁt plans will be excluded;

(xi)	effects of adjustments (including the effects of such adjustments pushed down to such Person and its Subsidiaries) in such Person’s consolidated ﬁnancial statements pursuant to IFRS (including in the inventory (including any impact of changes to inventory valuation policy methods, including changes in capitalisation of variances), property and equipment, software, goodwill, intangible assets, in-process research and development, deferred revenue and debt line items thereof) resulting from the application of recapitalisation accounting or purchase accounting, as the case may be, in relation to any consummated acquisition or joint venture investment or the amortization or write-off or write-down of any amounts thereof, net of taxes, will be excluded;

(xii)	any after-tax effect of income (loss) from the early extinguishment or conversion of (i) Indebtedness, (ii) Hedging Obligations or (iii) other derivative instruments will be excluded;

(xiii)	any impairment charge or asset write-off or write-down, including impairment charges or asset write-offs or write-downs related to intangible assets, long-lived assets, investments in debt and equity securities and investments recorded using the equity method or as a result of a change in law or regulation, in each case, pursuant to IFRS, and the amortization of intangibles arising pursuant to IFRS will be excluded;

(xiv)	any equity-based or non-cash compensation charge or expense including any such charge or expense arising from grants of stock appreciation or similar rights, stock options, restricted stock or other rights or equity incentive programs, and any cash charges associated with the rollover acceleration, or pay-out of equity interests by management or other employees of the Company will be excluded;

(xv)	subject to the Shared Adjustment Cap, any fees, expenses, premiums (including tender premiums) or charges incurred during such period, or any amortization thereof for such period, in connection with any acquisition, recapitalisation, investment, asset sale, disposition, incurrence or repayment of Indebtedness (including such fees, expenses or charges related to the offering and issuance of the Notes), issuance of equity interests, reﬁnancing transaction or amendment or modiﬁcation of any debt instrument (including any amendment or other modiﬁcation of the Notes) and including, in each case, any such transaction consummated on or prior to the Issue Date and any such transaction undertaken but not completed, and any charges or non-recurring merger costs incurred during such period as a result of any such transaction, in each case whether or not successful or consummated, will be excluded;

(xvi)	any expenses, charges or losses to the extent covered by insurance or indemnity and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer or indemnifying party and only to the extent that such amount is in fact reimbursed within 365 days of the date of the insurable or indemniﬁable event (net of any amount so added back in any prior period to the extent not so reimbursed within the applicable 365-day period), will be excluded; and

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(xvii)	any non-cash compensation expense resulting from the application of accounting principles relating to the expensing of stock-related compensation will be excluded.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent:

(a) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(b) to advance or supply funds:

(i) for the purchase or payment of any such primary obligation; or

(ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Corporate Trust Office” means the corporate trust office of the Trustee at which at any time its corporate trust business shall be administered, which office at the date hereof is located at Wilmington Savings Fund Society, FSB, 500 Delaware Avenue, 11th Floor, Wilmington, Delaware, 19801, Attention: Global Capital Markets (Selina Secured Notes), or such other address as the Trustee may designate from time to time by notice to the Holders and the Company, or the principal corporate trust office of any successor trustee (or such other address as such successor trustee may designate from time to time by notice to the Holders and the Company).

“Custodian” means the Trustee, as custodian for DTC, with respect to the Global Notes, or any successor entity thereto.

“Default” means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

“Defaulted Amounts” means any amounts on any Note (including, without limitation, the Fundamental Change Repurchase Price, the Tax Redemption Price, principal and interest) that are payable but are not punctually paid or duly provided for.

“Delisting” means the delisting of the Ordinary Shares from trading on the Nasdaq Global Market in accordance with the Nasdaq Listing Rules.

“Depositary” means, with respect to each Global Note, the Person specified in Section 2.05(b) as the Depositary with respect to such Notes, until a successor shall have been appointed and become such pursuant to the applicable provisions of this Indenture, and thereafter, “Depositary” shall mean or include such successor.

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“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable, in whole or in part, in each case prior to the date 91 days after the earlier of the then Maturity Date or the date the Notes are no longer outstanding.

“DTC” means The Depository Trust Company.

“Event of Default” shall have the meaning specified in Section 6.01.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Equity Interest” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Existing Notes” means the Company’s 6.00% Convertible Senior Notes due 2026 issued pursuant to the certain Indenture, dated as of October 27, 2022, between the Company and Wilmington Trust, National Association, as trustee, as amended, restated, supplemented or otherwise modified from time to time.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in an arm’s length transaction not involving distress or necessity of either party as determined in good faith by a responsible accounting or financial officer of the Company acting reasonably.

“FATCA” has the meaning specified in Section 4.14(a)(iv).

“Fitch” means Fitch Ratings Inc., or any of its successors or assigns that is a nationally recognized statistical rating organization within the meaning of Section 3(a)(62) of the Exchange Act.

“Form of Assignment and Transfer” means the Form of Assignment and Transfer attached as Attachment 2 to the Form of Note attached hereto as Exhibit A.

“Form of Fundamental Change Repurchase Notice” means the “Form of Fundamental Change Repurchase Notice” attached as Attachment 1 to the Form of Note attached hereto as Exhibit A.

“Form of Note” means the “Form of Note” attached hereto as Exhibit A.

“Fundamental Change” means:

(a)	the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act as in effect on the Issue Date), other than one or more Permitted Holders, that is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 of the Exchange Act as in effect on the Issue Date) of more than 50% of the total voting power of the Voting Stock of the Company; or

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(b)	the consummation of (A) any recapitalization, reclassification or change of the Ordinary Shares (other than changes resulting from a subdivision or combination or changes solely in par value) as a result of which the Ordinary Shares would be converted into, or exchanged for, stock, other securities, other property and/or assets; (B) any share exchange, consolidation or merger of the Company pursuant to which the Ordinary Shares will be converted into or exchanged for cash, securities or other property or assets; or (C) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any Person other than one or more Permitted Holders or one or more of the Company’s direct or indirect Wholly Owned Subsidiaries; provided, however, that neither (x) a transaction described in clause (A) or (B) in which the holders of all classes of the Common Equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of Common Equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction in substantially the same proportions (relative to each other) as such ownership immediately prior to such transaction nor (y) any merger of the Company solely for the purpose of changing its jurisdiction of incorporation that results in a reclassification, conversion or exchange of outstanding Ordinary Shares solely into Ordinary Shares of the surviving entity shall be a Fundamental Change pursuant to this clause (b).

“Fundamental Change Company Notice” shall have the meaning specified in Section 13.01(c).

“Fundamental Change Repurchase Date” shall have the meaning specified in Section 13.01(a).

“Fundamental Change Repurchase Notice” shall have the meaning specified in Section 13.01(b)(i).

“Fundamental Change Repurchase Price” shall have the meaning specified in Section 13.01(a).

“Global Note” shall have the meaning specified in Section 2.05(b). “Guarantor” means Selina Nomad Ltd.

“Hedging Obligations” of any Person means the obligations of such person pursuant to any interest rate agreement, currency agreement or commodity agreement.

“Holder,” as applied to any Note, or other similar terms, means any Person in whose name at the time a particular Note is registered on the Note Register.

“Holding Company” means any Person so long as such Person directly or indirectly holds 100% of the total voting power of the Voting Stock of the Company, and at the time such Person acquired such voting power, no Person and no group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any such group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) (other than any Permitted Holder), shall have beneficial ownership (within the meaning of Rule 13d- 3 under the Exchange Act, or any successor provision), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of such Person.

“IFRS” means International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB), as in effect at the time.

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“Immediate Family Member” means, with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, domestic partner, former domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships), any trust, partnership or other bona fide estate- planning vehicle the only beneficiaries of which are any of the foregoing individuals, such individual’s estate (or an executor or administrator acting on its behalf), heirs or legatees or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Indebtedness” of any Person means, without duplication:

(a) all obligations of such Person for borrowed money,

(b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments,

(c) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person,

(d) all obligations of such Person in respect of the deferred purchase price of property or services (excluding (x) accounts payable incurred in the ordinary course of business and not past due by more than ninety (90) days and (y) any earn-out obligations until such obligations become due and payable liabilities on the balance sheet of such Person in accordance with IFRS) and have not been paid within ninety (90) days thereof,

(e) all guarantees by such Person of Indebtedness of others set forth in clauses (a)-(d) and (f)-(h) of this definition,

(f) all Capital Lease Obligations of such Person,

(g) all reimbursement obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit or other instruments plus the aggregate amount of drawings thereunder that have not been reimbursed) (except to the extent such reimbursement obligations relate to trade payables and such obligations are satisfied within 30 days of incurrence),

(h) net obligations, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), under (i) any and all Swap Agreements, and (ii) any and all cancellations, buy backs, reversals, terminations or assignments of any Swap Agreement transaction (the amount of any such obligations to be equal at any time to the net payments under such agreement or arrangement giving rise to such obligation that would be payable by such Person at the termination of such agreement or arrangement), and

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(i) Disqualified Stock of the Company and preferred equity of a Subsidiary of the Company,

with respect to clauses (a), (b), (c), (d), (f), and (h) above, only if and to the extent that any of the foregoing Indebtedness (other than letters of credit) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS; provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include: (1) Contingent Obligations (other than, for the avoidance of doubt, those described in clause (e) above) incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) any earn-out obligations, contingent consideration, purchase price adjustments, deferred purchase money amounts, milestone and/or bonus payments (whether performance or time-based), and royalty, licensing, revenue and/or profit sharing arrangements, in each case, characterized as such and arising expressly out of purchase and sale contracts, development arrangements or licensing arrangements; (5) deferred compensation; (6) accrued expenses; (7) obligations in respect of a Treasury Management Arrangement; (8) obligations under any license, permit or other approval (or guarantees given in respect of such obligations) incurred prior to the Issue Date or in the ordinary course of business or consistent with past practice; (9) for the avoidance of doubt, any obligations in respect of workers’ compensation claims, early retirement or termination obligations, pension fund obligations or contributions or similar claims, obligations or contributions or social security or wage taxes; and (10) amounts owed to dissenting shareholders (including in connection with, or as a result of, exercise of dissenters’ or appraisal rights and the settlement of any claims or action (whether actual, contingent or potential)), pursuant to or in connection with a consolidation, amalgamation, merger or transfer of assets not prohibited by this Indenture.

“Indebtedness to EBITDA Ratio” means as of any date of determination, the ratio of (a) the Consolidated Indebtedness on such date to (b) the Consolidated EBITDA for the most recently ended four full fiscal quarters for which internal ﬁnancial statements are available (such period, a “Test Period”). In the event that the Company or any of its Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary course working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Indebtedness to EBITDA Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Indebtedness to EBITDA Ratio is made (for the purposes of this deﬁnition, the “Calculation Date”), then the Indebtedness to EBITDA Ratio will be calculated giving pro forma effect (as determined in good faith by a responsible accounting or ﬁnancial ofﬁcer of the Company) to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four fiscal quarters reference period. In addition, for purposes of calculating the Consolidated Indebtedness for such period, if, as of such date of determination (without duplication of any adjustments to Consolidated EBITDA or Consolidated Net Income or the respective components thereof):

(i)	since the beginning of such period, the Company or any of its Subsidiaries (by merger or otherwise) has made an investment in any Person that thereby becomes a Subsidiary of the Company, or otherwise has acquired any company, any business, or any group of assets constituting an operating unit of a business or site (any such Investment or acquisition, a “Purchase”), including any such Purchase occurring in connection with a transaction causing a calculation to be made hereunder, Consolidated EBITDA for such period will be calculated after giving pro forma effect thereto (subject to the Shared Adjustment Cap), as if such Purchase occurred on the ﬁrst day of such period; and

(ii)	since the beginning of such period, any Person (that became a Subsidiary or was merged or otherwise combined with or into the Company or any Subsidiary since the beginning of such period) will have made any Purchase that would have required an adjustment pursuant to clause (i) above if made by the Company or any of its Subsidiaries since the beginning of such period, Consolidated EBITDA for such period will be calculated after giving pro forma effect thereto (subject to the Shared Adjustment Cap), as if such Purchase occurred on the ﬁrst day of such period.

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If any Indebtedness bears a ﬂoating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness for a period equal to the remaining term of such Indebtedness). For the purposes of this deﬁnition, (a) calculations will be as determined in good faith by a responsible ﬁnancial or accounting ofﬁcer of the Company and (b) in determining the amount of Indebtedness outstanding on any date of determination, pro forma effect shall be given to any incurrence, repayment, repurchase, defeasance or other acquisition, retirement or discharge of Indebtedness as if such transaction had occurred on the ﬁrst day of the relevant period.

“Indenture” means this instrument as originally executed or, if amended or supplemented as herein provided, as so amended or supplemented.

“Independent Director” has the meaning assigned to such term in Section 4.15(b). “Intercreditor Agreement” means the intercreditor agreement entered into on January 25, 2024 among, inter alios, the Company and the Security Agent, as the same may be amended, supplemented or otherwise modified from time to time.

“Interest Payment Date” means each April 1, July 1, October 1 and January 1 of each year, beginning on April 1, 2024.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations, but excluding advances or extensions of credit to customers or suppliers made in the ordinary course of business), advances or capital contributions (excluding endorsements of negotiable instruments and documents in the ordinary course of business, and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in Section 4.13. The acquisition by the Company or any Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in Section 4.13. Except as otherwise provided in this Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value and, to the extent applicable, shall be determined based on the equity value of such Investment.

“Issue Date” means January 26, 2024.

“Legal Reservations” means:

(a)	the principle that equitable remedies are remedies which may be granted or refused at the discretion of the court and principles of good faith and fair dealing;

(b)	the limitation of enforcement by laws relating to bankruptcy, insolvency, liquidation, reorganisation, pre-insolvency proceedings, court schemes, moratoria, administration and other laws generally affecting the rights of creditors and secured creditors;

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(c)	the time barring of claims under applicable limitation laws and defences of acquiescence, set off or counterclaim and the possibility that an undertaking to assume liability for or to indemnify a person against non-payment of stamp duty may be void;

(d)	the principle that may prohibit restrictions in relation to a voluntary prepayment of loans bearing floating rates of interest and may restrict charging prepayment fees for a voluntary prepayment of such loans;

(e)	the principle that additional interest imposed pursuant to any relevant agreement may be held to be unenforceable on the grounds that it is a penalty and thus void;

(f)	the principle that a court may not give effect to an indemnity for legal costs incurred by an unsuccessful litigant;

(g)	the principle that the creation or purported creation of Lien over any contract or agreement which is subject to a prohibition on transfer, assignment or charging may be void, ineffective or invalid and may give rise to a breach of the contract or agreement over which Lien has purportedly been created;

(h)	the principle that the creation or purported creation of Lien may be subject to additional limitations and restrictions pursuant to the applicable law and is subject to the completion of applicable Perfection Requirements;

(i)	the principle that a court may not grant an order for specific performance with respect to contractual obligations other than payment obligations;

(j)	the principle that provisions limiting or excluding liability may be only effective to the extent that they do not cover gross negligence, fraud or wilful misconduct, and that penalty clauses are subject to the general provisions of law;

(k)	the principle that a court may not give effect to any parallel debt provisions, covenants to pay the Security Agent or other similar provisions;

(l)	the principle that certain remedies in relation to regulated entities may require further approval from government or regulatory bodies or pursuant to agreements with such bodies;

(m)	similar principles, rights and defences under the laws of the jurisdiction of incorporation of the Company and the Guarantor;

(n)	the principles of private and procedural laws of the jurisdiction of incorporation of the Company and the Guarantor which affect the enforcement of a foreign court judgment; and

(o)	any other matters which are set out as qualifications or reservations (however described) as to matters of law in the legal opinions delivered in respect of the 2029 Notes Debt Documents.

“Lien” means any lien, mortgage, pledge, assignment, security interest, charge or encumbrance of any kind (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement, and any lease or license in the nature thereof) and any option, trust or other preferential arrangement having the practical effect of any of the foregoing.

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“Material Adverse Effect” means a circumstance, condition or event which, in each case, after taking into account all mitigating factors or circumstances has a material adverse effect:

(a)	on the business, assets or financial condition of the Company and its Subsidiaries (the “Group”) (taken as a whole);

(b)	on the ability of the Company and the Guarantors (taken as a whole and taking into account resources available from the other members of the Group) to perform their payment obligations under any of the 2029 Notes Debt Documents; or

(c)	subject to the Legal Reservations and Perfection Requirements, on the validity, enforceability or ranking of any Lien granted pursuant to the 2029 Notes Debt Documents.

“Maturity Date” means November 1, 2029.

“Note” or “Notes” shall have the meaning specified in the first paragraph of the recitals of this Indenture. Except as otherwise specified herein, for all purposes of this Indenture the term “Notes” shall include the Notes issued on the Issue Date and any PIK Notes issued thereafter, all references to “principal amount” of the Notes shall include any increase in the principal amount thereof in respect of PIK Interest paid in accordance with the terms of this Indenture, and all such Notes shall be treated as a single class of securities for all purposes under this Indenture, including, without limitation, directions, waivers, amendments, consents, redemptions and offers to purchase.

“Notes Guarantee” shall have the meaning specified in Section 2.05(a).

“Note Register” shall have the meaning specified in Section 2.05(a).

“Note Registrar” shall have the meaning specified in Section 2.05(a).

“Officer” means, with respect to the Company, in each case, any of the President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary, assistant Treasurer, assistant Secretary, General Counsel, Assistant General Counsel, Executive or Senior Vice President or Vice President.

“Officer’s Certificate” when used with respect to the Company, means a certificate that is delivered to the Trustee and that is signed on behalf of the Company by an Officer of the Company that meets the requirements of Section 17.06.

“OID Legend” means a legend reading as follows:

FOR PURPOSES OF SECTION 1272, 1273 AND 1275 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED, THIS NOTE IS BEING ISSUED WITH AN ORIGINAL ISSUE DISCOUNT. THE COMPANY AGREES TO PROVIDE PROMPTLY TO THE HOLDER OF THE NOTE, UPON WRITTEN REQUEST, THE ISSUE PRICE, AMOUNT OF ORIGINAL ISSUE DISCOUNT, ISSUE DATE AND YIELD TO MATURITY. ANY SUCH WRITTEN REQUEST SHOULD BE MADE PURSUANT TO SECTION 17.04 OF THE INDENTURE.

“open of business” means 9:00 a.m. (New York City time).

“Opinion of Counsel” means an opinion in writing signed by legal counsel, who may be an employee of or counsel to the Company, that is delivered to the Trustee.

“Ordinary Shares” means the ordinary shares of the Company.

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“Osprey” means Osprey International Limited, a company incorporated under the laws of Cyprus with number HE385659, with its registered address at 9E Foti Pitta Street, 1065, Nicosia, Cyprus, with incorporation number HE 229246), or its registered assigns or successors in interest.

“Osprey Instrument” means the $10,000,000 secured convertible promissory note, dated on or about the Issue Date, issued by the Company to Osprey.

“outstanding,” when used with reference to Notes, shall, subject to the provisions of Section 8.04, mean, as of any particular time, all Notes authenticated and delivered by the Trustee under this Indenture (giving effect to, and as increased by, any payment of PIK Interest made thereon by increasing the aggregate principal amount of Global Notes by an amount equal to the PIK Interest payable, rounded up to the nearest whole dollar), except:

(a) Notes theretofore canceled by the Trustee or accepted by the Trustee for cancellation;

(b) Notes, or portions thereof, that have become due and payable and in respect of which monies in the necessary amount shall have been deposited in trust with the Trustee or with any Paying Agent (other than the Company) or shall have been set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent);

(c) Notes that have been paid pursuant to Section 2.06 or Notes in lieu of which, or in substitution for which, other Notes shall have been authenticated and delivered pursuant to the terms of Section 2.06 unless proof satisfactory to the Trustee is presented that any such Notes are held by protected purchasers in due course;

(d) Notes surrendered for purchase in accordance with Article 13 for which the Paying Agent holds money sufficient to pay the Fundamental Change Repurchase Price, in accordance with Section 13.03;

(e) Notes repurchased by the Company pursuant to the last sentence of Section 2.10(a) after the Company surrenders them to the Trustee for cancellation in accordance with Section 2.08; and

(f) Notes redeemed pursuant to Section 14.02 or Section 14.06.

“Parent Entity” means any direct or indirect parent of the Company.

“Paying Agent” shall have the meaning specified in Section 4.02.

“Perfection Requirements” means the making or the procuring of the appropriate registrations, filing, endorsements, notarisation, stampings and/or notifications of the Security Documents and/or the Lien created thereunder and any other actions or steps, necessary in any jurisdiction or under any laws or regulations in order to create or perfect or make valid or enforceable any Lien or the Security Documents or to achieve the relevant priority expressed therein.

“Permitted Holders” means, collectively, (i) Osprey and any of its controlled Affiliates, (ii) [reserved], (iii) any Person who is acting solely as an underwriter in connection with a public or private offering of Capital Stock of any Holding Company or the Company, acting in such capacity, (iv) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing or any Person or group that becomes a Permitted Holder specified in the last sentence of this definition are members and any member of such group; provided that, in the case of such group and without giving effect to the existence of such group or any other group, Persons referred to in subclauses (i) through (iii), collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Company held by such group and (v) any Holding Company. Any Person or group whose acquisition of beneficial ownership constitutes a Fundamental Change in respect of which a Fundamental Change Purchase Notice is made or waived in accordance with the requirements of this Indenture, will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

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“Permitted Indebtedness” shall have the meaning specified in Section 4.10(b).

“Permitted Investment” means:

(a) any Investment in the Company or any Subsidiary or any Person deemed to be a Subsidiary pursuant to Section 4.12(d);

(b) any Investment in cash and Cash Equivalents;

(c) any Investment made as a result of the receipt of non-cash consideration from any sale, lease, conveyance or other disposition of assets that was made pursuant to and in compliance with Section 4.12;

(d) Investments represented by Hedging Obligations not for speculative purposes;

(e) receivables owing to the Company or any Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms;

(f) surety and performance bonds and workers’ compensation, utility, lease, tax, performance and similar deposits and prepaid expenses in the ordinary course of business;

(g) [reserved];

(h) Guarantees by the Company or any Subsidiary of operating leases (other than Capital Lease Obligations) or of other obligations that do not constitute Indebtedness, in each case entered into by the Company or any Subsidiary in the ordinary course of business;

(i) payroll, commission, travel, relocation and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; and

(j) any insurance premiums payable in connection with any financings of the Company or any Subsidiary.

“Permitted Liens” means, with respect to any Person:

(a) Liens in favor of the Company or any Subsidiary;

(b) Liens for taxes, assessments or governmental charges or claims that (i) are not yet due and payable or (ii) are being contested in good faith by appropriate proceedings and for which appropriate reserves have been made;

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(c) survey exceptions, encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(d) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or any Subsidiary relating to such property or assets;

(e) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of customs duties in connection with the importation of goods;

(f) Liens created for the benefit of (or to secure) the Notes issued on the Issue Date and any PIK Notes with respect thereto issued thereafter;

(g) Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained or deposited with a depositary institution;

(h) Liens securing any Indebtedness incurred pursuant to Section 4.10(b)(iv);

(i) Liens securing Hedging Obligations, which obligations are permitted by Section 4.10(b)(vi);

(j) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of assets entered into in the ordinary course of business;

(k) (i) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any developer, landlord, contractor or other third party on property over which the Company or any Subsidiary has easement rights or on any real property leased by the Company or any Subsidiary (including those arising from progress or partial payments by a third party relating to such property or assets) and subordination or similar agreements relating thereto and (ii) any condemnation or eminent domain proceedings or compulsory purchase order affecting real property;

(l) pledges of goods, the related documents of title and/or other related documents arising or created in the ordinary course of the Company or any Subsidiary’s business or operations as Liens only for Indebtedness to a bank or financial institution directly relating to the goods or documents on or over which the pledge exists;

(m) limited recourse Liens in respect of the ownership interests in, or assets owned by, any bona fide joint ventures with non-Affiliates which are not Subsidiaries securing obligations of such joint ventures;

(n) Liens under industrial revenue, municipal or similar bonds;

(o) Liens securing Indebtedness incurred pursuant to the Osprey Instrument (together with interest capitalized as principal or otherwise paid-in-kind thereon);

(p) Liens securing Indebtedness incurred pursuant to the Senior Secured Convertible Notes (June 23) (together with interest capitalized as principal or otherwise paid-in-kind thereon);

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(q) Liens securing Indebtedness incurred pursuant to the Senior Secured Convertible Notes (July 23) (together with interest capitalized as principal or otherwise paid-in-kind thereon);

(r) Liens created on any asset of the Company or a Subsidiary established to hold assets of any stock option plan or any other management or employee benefit or incentive plan or unit trust of the Company or a Subsidiary securing any loan to finance the acquisition of such assets;

(s) Liens over treasury stock of the Company or a Subsidiary purchased or otherwise acquired for value by the Company or such Subsidiary pursuant to a stock buy-back scheme or other similar plan or arrangement;

(t) any other Liens in existence as of the Issue Date and any Liens required to be put in place pursuant to agreements in place as of the Issue Date; and

(u) Liens securing Refinancing Indebtedness incurred to refinance, refund, replace, amend, extend or modify Indebtedness that was previously so secured, provided that any such Lien (i) is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced and (ii) is the same priority as the Lien being refinanced;

provided, that no Liens on the Collateral shall be Permitted Liens other than Liens securing Indebtedness incurred pursuant to Section 4.10(b)(xvii), Liens in respect of Indebtedness pursuant to the Osprey Instrument (together with interest capitalized as principal or otherwise paid-in-kind thereon), Liens in respect of Indebtedness pursuant to the Senior Secured Convertible Notes (June 23) (together with interest capitalized as principal or otherwise paid-in-kind thereon), Liens in respect of Indebtedness pursuant to the Senior Secured Convertible Notes (July 23) (together with interest capitalized as principal or otherwise paid-in-kind thereon) and Liens on the Collateral already in place as of the Issue Date as set forth on Schedule II.

“Person” means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a government or an agency or a political subdivision thereof.

“Physical Notes” means permanent certificated Notes in registered form issued in minimum denominations of $1,000 principal amount and integral multiples of $1.00 in excess thereof (or if a PIK Payment has been made a minimum of $1.00 or an integral multiple of $1.00).

“PIK Interest” means payment of interest on the Notes through an increase in the principal amount of the outstanding Notes.

“PIK Notes” shall have the meaning specified in Section 2.03(a).

“PIK Payment” shall have the meaning specified in Section 2.03(a).

“Pre-Expansion European Union” means the European Union as of January 1, 2004, including the countries of Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom, but not including any country which became or becomes a member of the European Union after January 1, 2004.

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“Predecessor Note” of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 2.06 in lieu of or in exchange for a mutilated, lost, destroyed or stolen Note shall be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Note that it replaces.

“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of Ordinary Shares (or other applicable security) have the right to receive any cash, securities or other property or in which the Ordinary Shares (or such other security) are exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of the Ordinary Shares (or such other security) entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors of the Company, by statute, by contract or otherwise).

“Redemption Date” shall have the meaning specified in Section 14.06.

“Refinancing Indebtedness” means any Indebtedness refinancing, refunding or replacing any Indebtedness permitted under clauses (ii), (xvi) or (xvii) of Section 4.10(b) and any subsequent Refinancing Indebtedness in respect of Indebtedness described in this definition, provided that, in each case:

(1) the principal amount of such Refinancing Indebtedness does not exceed the principal amount of the Indebtedness being refinanced, refunded, renewed or replaced, except by (A) an amount equal to unpaid accrued interest, penalties and customary premiums (including tender premiums) thereon plus underwriting discounts and other customary fees, commissions and expenses (including customary upfront fees, original issue discount or initial yield payments) incurred in connection with the relevant refinancing, refunding or replacement and (B) an amount equal to any existing commitments unutilized thereunder;

(2) (i) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (ii) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the Notes;

(3) the Weighted Average Life to Maturity of such Refinancing Indebtedness is equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being refinanced, refunded, renewed or replaced;

(4) if the Indebtedness being refinanced is a Subordinated Obligation, such Refinancing Indebtedness is also a Subordinated Obligation and subordinated to the Notes on terms at least as favorable to the holders as those contained in the documents governing the Indebtedness being refinanced, refunded, renewed or replaced;

(5) the direct and contingent obligors with respect to such Indebtedness being refinanced, refunded, renewed or replaced are not changed; and

(6) such Indebtedness (if secured) shall not be secured by any assets other than the assets securing the Indebtedness being refinanced, refunded, renewed or replaced and the priority of the Liens thereupon shall not change.

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“Regular Record Date,” with respect to any Interest Payment Date, means the March 15, June 15, September 15 or December 15 (whether or not such day is a Business Day) immediately preceding the applicable Interest Payment Date.

“Release Agreement” means the release agreement entered into on January 25, 2024 among inter alios, the Company, the Trustee, the Holders and the Security Agent, as the same may be amended, supplemented or otherwise modified from time to time.

“Relevant Taxing Jurisdiction” shall have the meaning specified in Section 4.14(a).

“Responsible Officer” means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter relating to this Indenture is referred because of such person’s knowledge of and familiarity with the particular subject and, in each case, who shall have direct responsibility for the administration of this Indenture.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Securities” shall have the meaning specified in Section 2.05(c).

“Restrictive Legend” shall have the meaning specified in Section 2.05(c).

“Rule 144” means Rule 144 as promulgated under the Securities Act (including any successor rule thereto), as the same may be amended from time to time.

“Rule 144A” means Rule 144A as promulgated under the Securities Act (including any successor rule thereto), as the same may be amended from time to time.

“S&P” means Standard and Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc., or any of its successors or assigns that is a nationally recognized statistical rating organization within the meaning of Section 3(a)(62) of the Exchange Act.

“Securities” means any stock, shares, partnership interests, voting trust certificates, certificates of interest or participation in any profit sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Documents” means the following documents, in each case as the same may be amended, supplemented or otherwise modified from time to time: that Security Agreement dated as of October 30, 2023 between Selina Brand Holdings Limited and Selina Nomad Limited (as pledgors) and Ludmilio Limited (as collateral agent) and any documents ancillary thereto, each relating to the Company Intellectual Property.

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“Senior Secured Convertible Notes (July 23)” means the 4,444,444 convertible notes issued by Selina Management UK Limited pursuant to the secured convertible promissory note instrument dated 31 July 2023 (as amended from time to time) between, amongst others, Selina Hospitality PLC and Osprey Investments Limited as lender.

“Senior Secured Convertible Notes (June 23)” means the 11,111,111 convertible notes issued by Selina Management UK Limited pursuant to the secured convertible promissory note instrument dated 26 June 2023 (as amended from time to time) between Selina Management UK Limited, the lenders referred to therein, the guarantors referred to therein and Ludmilio Limited as collateral agent.

“Shared Adjustment Cap” means the aggregate amount added back (when combined with all other amounts added back pursuant to this definition) not to exceed, in the agrregate for any Test Period, an amount equal to the lesser of $5,000,000 and 5.0% of Consolidated EBITDA (calculated before giving effect to any such add backs or adjustments).

“Significant Subsidiary” means a Subsidiary of the Company that meets the definition of “significant subsidiary” in Article 1, Rule 1-02(w) of Regulation S-X under the Exchange Act as in effect on the date of this Indenture; provided that, in the case of a Subsidiary of the Company that meets the criteria of clause (3) of the definition thereof but not clause (1) or (2) thereof, such Subsidiary shall not be deemed to be a Significant Subsidiary.

“Stated Maturity” means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest, respectively, is due and payable, and, when used with respect to any other Indebtedness, means the date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness, or any installment of interest thereon, is due and payable.

“Subordinated Obligations” means any Indebtedness of the Company which is (i) by its terms subordinated in right of payment to the Notes, (ii) unsecured or (iii) secured by Liens on the Collateral that are lower in priority than those securing the Notes or the interest accrued thereon.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total Capital Stock, whether by number, value or voting power, or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person; (ii) such Person and one or more Subsidiaries of such Person; (iii) one or more Subsidiaries of such Person; or (iv) such Person and an Affiliate of such Person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of the Company.

“Successor Company” shall have the meaning specified in Section 11.01(a).

“Swap Agreement” means any agreement with respect to any swap, forward, spot, future, credit default or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Company shall be a Swap Agreement.

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“Tax” means any tax, duty, levy, impost, assessment or other governmental charge of whatever nature (including penalties and interest related thereto).

“Tax Redemption” means the redemption of any Note by the Company pursuant to Section 14.02.

“Tax Redemption Date” means the date fixed, pursuant to Section 14.02(d), for the settlement of the redemption of any Notes by the Company pursuant to a Tax Redemption.

“Tax Redemption Notice” shall have the meaning specified in Section 14.02(f).

“Tax Redemption Notice Date” means, with respect to a Tax Redemption, the date on which the Company sends the Tax Redemption Notice for such Tax Redemption pursuant to Section 14.02(f).

“Tax Redemption Opt-Out Election” shall have the meaning specified in Section 14.02(b).

“Tax Redemption Opt-Out Election Notice” shall have the meaning specified in Section 14.02(b).

“Tax Redemption Period” means, with respect to any Tax Redemption, the period from, and including, the Tax Redemption Notice Date until the close of business on the Business Day immediately preceding the related Tax Redemption Date (or, if the Company defaults in the payment of the Tax Redemption Price, until the close of business on the Business Day immediately preceding the date on which the Tax Redemption Price has been paid or duly provided for).

“Tax Redemption Price” means the cash price payable by the Company to redeem any Note upon a Tax Redemption, calculated pursuant to Section 14.02(e).

“Treasury Management Arrangement” means any agreement or other arrangement governing the provision of treasury or cash management services, including, without limitation, deposit accounts, overdraft, overnight draft, credit cards, debit cards, p-cards (including purchasing cards, employee credit card programs and commercial cards), funds transfer, automated clearinghouse, direct debit, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services, netting services, cash pooling arrangements, credit and debit card acceptance or merchant services and other treasury or cash management services.

“Trust Indenture Act” means the U.S. Trust Indenture Act of 1939, as amended, as it was in force at the date of execution of this Indenture; provided, however, that in the event the U.S. Trust Indenture Act of 1939 is amended after the date hereof, the term “Trust Indenture Act” shall mean, to the extent required by such amendment, the U.S. Trust Indenture Act of 1939, as so amended.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this Indenture until a successor trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder.

“Voting Stock” of a Person means all classes of Capital Stock of such person then outstanding and normally entitled to vote in the election of directors.

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“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required scheduled payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Indebtedness; provided that the effect of any prepayment made in respect of such Indebtedness shall be disregarded in making such calculation.

Section 1.02 References to Interest. Unless the context otherwise requires, any reference to interest on, or in respect of, any Note in this Indenture shall be deemed to include Additional Interest if, in such context, Additional Interest is, was or would be payable pursuant to any of Section 6.03. Unless the context otherwise requires, any express mention of Additional Interest in any provision hereof shall not be construed as excluding Additional Interest in those provisions hereof where such express mention is not made.

Section 1.03 Override. Unless expressly stated otherwise in this Indenture, if there is any conflict or inconsistency between any provision of this Indenture and any provision of the Intercreditor Agreement, the provision of the Intercreditor Agreement shall control and govern, and override anything in this Indenture to the contrary.

ARTICLE 2

ISSUE, DESCRIPTION, EXECUTION, REGISTRATION AND EXCHANGE OF NOTES

Section 2.01 Designation and Amount. The Notes shall be designated as the “6.00% Senior Secured Notes due 2029.” The aggregate principal amount of Notes that may be authenticated and delivered under this Indenture is initially limited to $88,500,000, subject to Section 2.10 and except for Notes authenticated and delivered upon the issuance of PIK Notes or in connection with any PIK Payment or registration or transfer of, or in exchange for, or in lieu of other Notes to the extent expressly permitted hereunder.

Section 2.02 Form of Notes. The Notes and the Trustee’s certificate of authentication to be borne by such Notes shall be substantially in the respective forms set forth in Exhibit A, the terms and provisions of which shall constitute, and are hereby expressly incorporated in and made a part of this Indenture. To the extent applicable, the Company and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. In the case of any conflict between this Indenture and a Note, the provisions of this Indenture shall control and govern to the extent of such conflict.

Any Global Note may be endorsed with or have incorporated in the text thereof such legends or recitals or changes not inconsistent with the provisions of this Indenture as may be required by the Custodian or the Depositary, or as may be required to comply with any applicable law or any regulation thereunder or with the rules and regulations of any securities exchange or automated quotation system upon which the Notes may be listed or traded or designated for issuance or to conform with any usage with respect thereto, or to indicate any special limitations or restrictions to which any particular Notes are subject.

Any of the Notes may have such letters, numbers or other marks of identification and such notations, legends or endorsements as the Officer executing the same may approve (execution thereof to be conclusive evidence of such approval) and as are not inconsistent with the provisions of this Indenture, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any securities exchange or automated quotation system on which the Notes may be listed or designated for issuance, or to conform to usage or to indicate any special limitations or restrictions to which any particular Notes are subject.

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Each Global Note shall represent such principal amount of the outstanding Notes as shall be specified therein and shall provide that it shall represent the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be increased or reduced to reflect payments of PIK Interest, redemptions, repurchases, cancellations, transfers or exchanges permitted hereby. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the amount of outstanding Notes represented thereby shall be made by the Trustee or the Custodian, at the direction of the Trustee, in such manner and upon instructions given by the Holder of such Notes in accordance with this Indenture. Payment of principal (including the Fundamental Change Repurchase Price and the Tax Redemption Price, if applicable) of, and accrued and unpaid interest on, a Global Note shall be made to the Holder of such Note on the date of payment, unless a record date or other means of determining Holders eligible to receive payment is provided for herein.

The Notes will bear the OID Legend.

Section 2.03 Date and Denomination of Notes; Accrual of Interest; Payments of Interest and Defaulted Amounts.

(a) The Notes shall be issuable in registered form without coupons in minimum denominations of $1,000 principal amount and integral multiples of $1.00 in excess thereof (or if a PIK Payment has been made a minimum of $1.00 or an integral multiple of $1.00). Each Note shall be dated the date of its authentication and shall bear interest from the date specified on the face of such Note.Each Note will accrue interest at a rate per annum equal to 6.00%, comprised of accrued interest at a rate per annum equal to 6.00% to be paid in PIK Interest, plus any Additional Interest that may accrue pursuant to Section 6.03. Accrued interest on the Notes shall be computed on the basis of a 360-day year composed of twelve 30-day months and, for partial months, on the basis of the number of days actually elapsed in a 30-day month.

PIK Interest on the Notes will be payable to Holders (x) with respect to the Notes represented by one or more Global Notes registered in the name of, or held by, the Depositary or its nominee on the relevant Regular Record Date, by increasing the principal amount of the outstanding Global Notes by an amount equal to the amount of PIK Interest for such Interest Payment Date (rounded up to the nearest whole dollar), and the Trustee will, upon receipt of a Company Order to increase the balance of the Global Note to reflect such PIK Interest, record such increase in principal amount, and (y) with respect to Notes represented by Physical Notes, by issuing additional Notes (“PIK Notes”) in the form of Physical Notes in an aggregate principal amount equal to the amount of PIK Interest for such Interest Payment Date (rounded up to the nearest whole dollar), and the Trustee will, upon receipt of PIK Notes and a Company Order to authenticate such PIK Notes from the Company, authenticate and deliver such PIK Notes in the form of Physical Notes for original issuance to the Holders on the relevant record date, as shown by the records of the register of Holders (each payment of PIK Interest as described in (x) and (y) a “PIK Payment”); provided, however that for any Notes (1) redeemed in connection with a Tax Redemption Date or Redemption Date that is after a Regular Record Date and on or prior to the corresponding Interest Payment Date; or (2) repurchased on a Fundamental Change Repurchase Date that is after a Regular Record Date and on or prior to the corresponding Interest Payment Date, any PIK Interest for such Notes on such corresponding Interest Payment Date shall instead be paid in cash to the relevant Holder(s) of such Notes as of such Regular Record Date, and no such PIK Payment on account of such Notes shall be paid upon such redemption or repurchase. Following an increase in the principal amount of the outstanding Global Notes as a result of a PIK Payment, the Global Notes will bear interest on such increased principal amount from and after the date of such PIK Payment. Any PIK Notes issued in the form of Physical Notes will be distributed to Holders, will be dated as of the applicable Interest Payment Date and will bear interest from and after such date. All Notes issued pursuant to a PIK Payment will mature on the Maturity Date and will be governed by, and subject to the terms, provisions and conditions of, the Indenture and shall have the same rights and benefits as the Notes issued on the Issue Date. Any certificated PIK Notes will be issued with the description “PIK Note” on the face of such PIK Note.

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(b) The Person in whose name any Note (or its Predecessor Note) is registered on the Note Register at the close of business on any Regular Record Date with respect to any Interest Payment Date shall be entitled to receive the interest payable on such Interest Payment Date. The principal amount of any Note (x) in the case of any Physical Note, shall be payable at the office or agency of the Company maintained by the Company for such purposes in the United States of America, which shall initially be the Corporate Trust Office and (y) in the case of any Global Note, shall be payable by wire transfer of immediately available funds to the account of the Depositary or its nominee. The Company shall pay PIK Interest pursuant to the procedures set forth in the immediately preceding paragraph.

(c) Any Defaulted Amounts shall forthwith cease to be payable to the Holder on the relevant payment date but shall accrue interest per annum at the rate borne by the Notes, subject to the enforceability thereof under applicable law, from, and including, such relevant payment date, and such Defaulted Amounts together with such interest thereon shall be paid by the Company, at its election in each case, as provided in clause (i) or (ii) below:

(i) The Company may elect to make payment of any Defaulted Amounts to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on a special record date for the payment of such Defaulted Amounts, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of the Defaulted Amounts proposed to be paid on each Note and the date of the proposed payment (which shall be not less than twenty-five (25) days after the receipt by the Trustee of such notice, unless the Trustee shall consent to an earlier date), and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount to be paid in respect of such Defaulted Amounts or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Amounts as in this clause provided. Thereupon the Company shall fix a special record date for the payment of such Defaulted Amounts which shall be not more than fifteen (15) days and not less than ten (10) days prior to the date of the proposed payment, and not less than ten (10) days after the receipt by the Trustee of the notice of the proposed payment. The Company shall promptly notify the Trustee in writing of such special record date and the Trustee, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Amounts and the special record date therefor to be delivered to each Holder not less than ten (10) days prior to such special record date. Notice of the proposed payment of such Defaulted Amounts and the special record date therefor having been so delivered, such Defaulted Amounts shall be paid to the Persons in whose names the Notes (or their respective Predecessor Notes) are registered at the close of business on such special record date and shall no longer be payable pursuant to the following clause (ii) of this Section 2.03(c). The Trustee shall have no responsibility for the calculation of the Defaulted Amounts.

(ii) The Company may make payment of any Defaulted Amounts in any other lawful manner not inconsistent with the requirements of any securities exchange or automated quotation system on which the Notes may be listed or designated for issuance, and upon such notice as may be required by such exchange or automated quotation system, if, after written notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

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Section 2.04 Execution, Authentication and Delivery of Notes. The Notes shall be signed in the name and on behalf of the Company by the manual, facsimile or other electronic signature of one of its Officers.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Notes executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Notes, and the Trustee in accordance with such Company Order shall authenticate and deliver such Notes, without any further action by the Company hereunder.

Only such Notes as shall bear thereon a certificate of authentication substantially in the form set forth on the Form of Note attached as Exhibit A hereto, executed manually by an authorized signatory of the Trustee (or an authenticating agent appointed by the Trustee as provided by Section 17.10), shall be entitled to the benefits of this Indenture or be valid or obligatory for any purpose. Such certificate by the Trustee (or such an authenticating agent) upon any Note executed by the Company shall be conclusive evidence that the Note so authenticated has been duly authenticated and delivered hereunder and that the Holder is entitled to the benefits of this Indenture.

In case any Officer of the Company who shall have signed any of the Notes shall cease to be such Officer before the Notes so signed shall have been authenticated and delivered by the Trustee, or disposed of by the Company, such Notes nevertheless may be authenticated and delivered or disposed of as though the person who signed such Notes had not ceased to be such Officer of the Company; and any Note may be signed on behalf of the Company by such persons as, at the actual date of the execution of such Note, shall be the Officers of the Company, although at the date of the execution of this Indenture any such person was not such an Officer.

Section 2.05 Exchange and Registration of Transfer of Notes; Restrictions on Transfer; Depositary.

(a) The Company shall cause to be kept at the Corporate Trust Office a register (the register maintained in such office or in any other office or agency of the Company designated pursuant to Section 4.02, the “Note Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Notes and of transfers of Notes. Such register shall be in written form or in any form capable of being converted into written form within a reasonable period of time. The Trustee is hereby initially appointed the “Note Registrar” for the purpose of registering Notes and transfers of Notes as herein provided. The Company may appoint one or more co-Note Registrars in accordance with Section 4.02.

Upon surrender for registration of transfer of any Note to the Note Registrar or any co-Note Registrar, and satisfaction of the requirements for such transfer set forth in this Section 2.05, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Notes of any authorized denominations and of a like aggregate principal amount and bearing such legends as may be required by this Indenture.

Notes may be exchanged for other Notes of any authorized denominations and of a like aggregate principal amount, upon surrender of the Notes to be exchanged at any such office or agency maintained by the Company pursuant to Section 4.02. Whenever any Notes are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Notes that the Holder making the exchange is entitled to receive, bearing registration numbers not contemporaneously outstanding.

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All Notes presented or surrendered for registration of transfer or for exchange or repurchase shall (if so required by the Company, the Trustee, the Note Registrar or any co-Note Registrar) be duly endorsed, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Trustee or Note Registrar and duly executed, by the Holder thereof or its attorney-in-fact duly authorized in writing.

No service charge shall be imposed on a Holder by the Company, the Trustee, the Note Registrar, any co-Note Registrar or the Paying Agent for any exchange or registration of transfer of Notes, but the Company may require a Holder to pay a sum sufficient to cover any documentary, stamp or similar issue or transfer tax required in connection therewith as a result of the name of the Holder of new Notes issued upon such exchange or registration of transfer being different from the name of the Holder of the old Notes surrendered for exchange or registration of transfer.

None of the Company, the Trustee, the Note Registrar or any co-Note Registrar shall be required to exchange or register a transfer of any Notes, or a portion of any Note, surrendered for repurchase (and not withdrawn) in accordance with Article 13 or (iii) any Notes called for Tax Redemption in accordance with Section 14.02, except Notes subject to a Tax Redemption Opt-Out Election or the unredeemed portion of any Note being redeemed in part.

All Notes issued upon any registration of transfer or exchange of Notes in accordance with this Indenture shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture as the Notes surrendered upon such registration of transfer or exchange.

(b) The Company initially appoints DTC to act as Depositary with respect to the Notes. So long as the Notes are eligible for book-entry settlement with the Depositary, unless otherwise required by law, all Notes shall be represented by one or more Notes in global form (each, a “Global Note”) registered in the name of the Depositary or the nominee of the Depositary. Each Global Note shall bear the legend required on a Global Note set forth in Exhibit A hereto. The transfer and exchange of beneficial interests in a Global Note that does not involve the issuance of a Physical Note shall be effected through the Depositary (but not the Trustee or the Custodian) in accordance with this Indenture (including the restrictions on transfer set forth herein) and the Applicable Procedures.

(c) Every Note that bears or is required under this Section 2.05(c) to bear the Restrictive Legend (the “Restricted Securities”) shall be subject to the restrictions on transfer set forth in this Section 2.05(c) (including the legend set forth below), unless such restrictions on transfer shall be eliminated or otherwise waived by written consent of the Company, and the Holder of each such Restricted Security, by such Holder’s acceptance thereof, agrees to be bound by all such restrictions on transfer. As used in this Section 2.05(c) the term “transfer” encompasses any sale, pledge, transfer or other disposition whatsoever of any Restricted Security.

Any certificate evidencing Notes that constitute Restricted Securities (and all securities issued in exchange therefor or substitution thereof) shall bear a legend in substantially the following form (the “Restrictive Legend”) (unless such Notes have been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer, or sold pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, or unless otherwise agreed by the Company in writing, with notice thereof to the Trustee):

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THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE (NOTWITHSTANDING THE FOREGOING, THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES). BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER AGREES FOR THE BENEFIT OF SELINA HOSPITALITY PLC (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE ISSUE DATE HEREOF OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

(B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT AND IS EFFECTIVE AT THE TIME OF SUCH TRANSFER, OR

(C) TO A PERSON THAT SUCH ACQUIRER REASONABLY BELIEVES TO BE A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, OR

(D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT; OR

(E) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH CLAUSE (2)(E) ABOVE, THE COMPANY AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

NO AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF THE COMPANY OR PERSON THAT HAS BEEN AN AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF THE COMPANY DURING THE IMMEDIATELY PRECEDING THREE MONTHS MAY PURCHASE, OTHERWISE ACQUIRE OR HOLD THIS SECURITY OR A BENEFICIAL INTEREST HEREIN.

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Any Note (or security issued in exchange or substitution therefor) (i) as to which such restrictions on transfer shall have expired in accordance with their terms, (ii) that has been transferred pursuant to a registration statement that has become effective or been declared effective under the Securities Act and that continues to be effective at the time of such transfer or (iii) that has been sold pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, may, upon surrender of such Note for exchange to the Note Registrar in accordance with the provisions of this Section 2.05, be exchanged for a new Note or Notes, of like tenor and aggregate principal amount, which shall not bear the Restrictive Legend required by this Section 2.05(c) and shall not be assigned (or deemed assigned) a restricted CUSIP number. The Restrictive Legend set forth above and affixed on any Note will be deemed, in accordance with the terms of the certificate representing such Note, to be removed therefrom upon the Company’s delivery to the Trustee of written notice to such effect, without further action by the Company, the Trustee, the Holder(s) thereof or any other Person; at such time, such Note will be deemed to be assigned an unrestricted CUSIP number as provided in the certificate representing such Note; provided, however, if such Note is a Global Note and the Depositary thereof requires a mandatory exchange or other process to cause such Global Note to be identified by an unrestricted CUSIP number in the facilities of such Depositary, then the Company will effect such exchange or procedures as soon as reasonably practicable. Without limiting the generality of any other provision of this Indenture, the Trustee will be entitled to receive an instruction letter from the Company before taking any action with respect to effecting any such mandatory exchange or other process. The Company and the Trustee reserve the right to require the delivery of such legal opinions, certifications or other evidence as may reasonably be required in order to determine that any proposed transfer of any Note is being made in compliance with the Securities Act and applicable state securities laws.

The Company shall be entitled to instruct the Custodian in writing to so surrender any Global Note as to which any of the conditions set forth in clause (i) through (iii) of the first sentence of the immediately preceding paragraph have been satisfied, and, upon such instruction, the Custodian shall so surrender such Global Note for exchange; and any new Global Note so exchanged therefor shall not bear the Restrictive Legend specified in this Section 2.05(c) and shall not be assigned (or deemed assigned) a restricted CUSIP number.

Notwithstanding any other provisions of this Indenture (other than the provisions set forth in this Section 2.05(c)), a Global Note may not be transferred as a whole or in part except (i) by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary and (ii) for exchange of a Global Note or a portion thereof for one or more Physical Notes in accordance with the second immediately succeeding paragraph.

The Depositary shall be a clearing agency registered under the Exchange Act. The Company initially appoints DTC to act as Depositary with respect to each Global Note. Initially, each Global Note shall be issued to the Depositary, registered in the name of Cede & Co., as the nominee of the Depositary, and deposited with the Trustee as custodian for Cede & Co.

If (i) the Depositary notifies the Company at any time that the Depositary is unwilling or unable to continue as depositary for the Global Notes and a successor depositary is not appointed within ninety (90) days, (ii) the Depositary ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within ninety (90) days or (iii) an Event of Default with respect to the Notes has occurred and is continuing and a beneficial owner of any Note requests that its beneficial interest therein be issued as a Physical Note, the Company shall execute, and the Trustee, upon receipt of an Officer’s Certificate and a Company Order for the authentication and delivery of Notes, shall authenticate and deliver (x) in the case of clause (iii), a Physical Note to such beneficial owner in a principal amount equal to the principal amount of such Note corresponding to such beneficial owner’s beneficial interest and (y) in the case of clause (i) or (ii), Physical Notes to each beneficial owner of the related Global Notes (or a portion thereof) in an aggregate principal amount equal to the aggregate principal amount of such Global Notes in exchange for such Global Notes, and upon delivery of the Global Notes to the Trustee such Global Notes shall be canceled.

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Physical Notes issued in exchange for all or a part of the Global Note pursuant to this Section 2.05(c) shall be registered in such names and in such authorized denominations as the Depositary, pursuant to instructions from its direct or indirect participants or otherwise, or, in the case of clause (iii) of the immediately preceding paragraph, the relevant beneficial owner, shall instruct the Trustee. Upon execution and authentication, the Trustee shall deliver such Physical Notes to the Persons in whose names such Physical Notes are so registered.

None of the Company, the Trustee and any agent of the Company or the Trustee shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Note or maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Neither the Company nor the Trustee shall have any responsibility or liability for any act or omission of the Depositary.

At such time as all interests in a Global Note have been canceled, redeemed, repurchased or transferred, such Global Note shall be, upon receipt thereof, canceled by the Trustee in accordance with standing procedures and existing instructions between the Depositary and the Custodian. At any time prior to such cancellation, if any interest in a Global Note is exchanged for Physical Notes, canceled, redeemed, repurchased or transferred to a transferee who receives Physical Notes therefor or any Physical Note is exchanged or transferred for part of such Global Note, the principal amount of such Global Note shall, in accordance with the standing procedures and instructions existing between the Depositary and the Custodian, be appropriately reduced or increased, as the case may be, and an endorsement shall be made on such Global Note, by the Trustee or the Custodian, at the direction of the Trustee, to reflect such reduction or increase.

None of the Company, the Trustee, the Paying Agent or any other agent of the Company or the Trustee shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Note or maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Neither the Company nor the Trustee shall have any responsibility or liability for any act or omission of the Depositary. All notices and communications to be given to the Holders and all payments to be made to Holders in respect of the Notes shall be given or made only to, or upon the order of, the registered Holder(s) (which shall be the Depositary or its nominee in the case of a Global Note).

The rights of beneficial owners in any Global Note shall be exercised only through the Depositary subject to the Applicable Procedures of the Depositary. The Trustee may rely and shall be fully protected in relying upon information furnished by the Depositary with respect to its members, participants and any beneficial owners.

(d) Any Note that is repurchased or owned by the Company or any Affiliate of the Company (or any Person who was an Affiliate of the Company at any time during the three months immediately preceding) may not be resold by the Company or such Affiliate (or such Person, as the case may be) unless registered under the Securities Act or resold pursuant to an exemption from the registration requirements of the Securities Act in a transaction that results in such Note or Ordinary Shares, as the case may be, no longer being a “restricted security” (as defined under Rule 144).

(e) Notwithstanding anything contained herein to the contrary, neither the Trustee nor the Note Registrar shall be responsible for ascertaining whether any transfer complies with the registration provisions of, or exemptions from, the Securities Act, applicable state securities laws or other applicable law.

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Section 2.06 Mutilated, Destroyed, Lost or Stolen Notes. In case any Note shall become mutilated or be destroyed, lost or stolen, the Company in its discretion may execute, and upon receipt of a Company Order, the Trustee or an authenticating agent appointed by the Trustee shall authenticate and deliver, a new Note, bearing a registration number not contemporaneously outstanding, in exchange and substitution for the mutilated Note, or in lieu of and in substitution for the Note so destroyed, lost or stolen. In every case the applicant for a substituted Note shall furnish to the Company, to the Trustee and, if applicable, to such authenticating agent such security or indemnity as may be required by them to save each of them harmless from any loss, liability, cost or expense caused by or connected with such substitution, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Company, to the Trustee and, if applicable, to such authenticating agent evidence to their satisfaction of the destruction, loss or theft of such Note and of the ownership thereof.

The Trustee or such authenticating agent may authenticate any such substituted Note and deliver the same upon the receipt of such security or indemnity as the Trustee, the Company and, if applicable, such authenticating agent may require. No service charge shall be imposed by the Company, the Trustee, the Note Registrar, any co-Note Registrar or the Paying Agent upon the issuance of any substitute Note, but the Company may require a Holder to pay a sum sufficient to cover any documentary, stamp or similar issue or transfer tax required in connection therewith as a result of the name of the Holder of the new substitute Note being different from the name of the Holder of the old Note that became mutilated or was destroyed, lost or stolen. In case any Note that has matured or is about to mature or has been surrendered for required repurchase shall become mutilated or be destroyed, lost or stolen, the Company may, in its sole discretion, instead of issuing a substitute Note, pay or authorize the payment of (without surrender thereof except in the case of a mutilated Note), as the case may be, if the applicant for such payment shall furnish to the Company, to the Trustee and, if applicable, to such authenticating agent such security or indemnity as may be required by them to save each of them harmless for any loss, liability, cost or expense caused by or connected with such substitution, and, in every case of destruction, loss or theft, evidence satisfactory to the Company, the Trustee and, if applicable, any Paying Agent of the destruction, loss or theft of such Note and of the ownership thereof.

Every substitute Note issued pursuant to the provisions of this Section 2.06 by virtue of the fact that any Note is destroyed, lost or stolen shall constitute an additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Note shall be found at any time, and shall be entitled to all the benefits of (but shall be subject to all the limitations set forth in) this Indenture equally and proportionately with any and all other Notes duly issued hereunder. To the extent permitted by law, all Notes shall be held and owned upon the express condition that the foregoing provisions are exclusive with respect to the replacement, redemption, payment or repurchase of mutilated, destroyed, lost or stolen Notes and shall preclude any and all other rights or remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement, redemption, payment or repurchase of negotiable instruments or other securities without their surrender.

Section 2.07 Temporary Notes. Pending the preparation of Physical Notes, the Company may execute and the Trustee or an authenticating agent appointed by the Trustee shall, upon receipt of a Company Order, authenticate and deliver temporary Notes (printed or lithographed). Temporary Notes shall be issuable in any authorized denomination, and substantially in the form of the Physical Notes but with such omissions, insertions and variations as may be appropriate for temporary Notes, all as may be determined by the Company. Every such temporary Note shall be executed by the Company and authenticated by the Trustee or such authenticating agent upon the same conditions and in substantially the same manner, and with the same effect, as the Physical Notes. Without unreasonable delay, the Company shall execute and deliver to the Trustee or such authenticating agent Physical Notes (other than any Global Note) and thereupon any or all temporary Notes (other than any Global Note) may be surrendered in exchange therefor, at each office or agency maintained by the Company pursuant to Section 4.02 and the Trustee or such authenticating agent shall authenticate and deliver in exchange for such temporary Notes an equal aggregate principal amount of Physical Notes upon the written request of the Company. Such exchange shall be made by the Company at its own expense and without any charge therefor. Until so exchanged, the temporary Notes shall in all respects be entitled to the same benefits and subject to the same limitations under this Indenture as Physical Notes authenticated and delivered hereunder.

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Section 2.08 Cancellation of Notes Paid Etc. The Company shall cause all Notes surrendered for the purpose of payment at maturity, repurchase upon a Fundamental Change, redemption pursuant to a Tax Redemption, registration of transfer or exchange if surrendered to any Person that the Company controls other than the Trustee, to be surrendered to the Trustee for cancellation and they will no longer be considered outstanding under this Indenture upon their payment at maturity, registration of transfer or exchange. All Notes delivered to the Trustee shall be canceled promptly by it. Except for any Notes surrendered for registration of transfer or exchange, or as otherwise expressly permitted by any of the provisions of this Indenture, no Notes shall be authenticated in exchange for any Notes surrendered to the Trustee for cancellation. The Trustee shall dispose of canceled Notes in accordance with its customary procedures. After such cancellation, the Trustee shall deliver confirmation of such cancellation to the Company, at the Company’s written request in a Company Order. The Company may not issue new Notes to replace Notes that have been paid or that have been delivered to the Trustee for cancellation.

Section 2.09 CUSIP and ISIN Numbers. The Company in issuing the Notes may use CUSIP and ISIN numbers (if then generally in use), and, if so, the Trustee shall use CUSIP and ISIN numbers in all notices issued to Holders as a convenience to such Holders; provided that the Trustee shall have no liability for any defect in the CUSIP and ISIN numbers as they appear on any Note, notice or elsewhere and that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Notes or on such notice and that reliance may be placed only on the other identification numbers printed on the Notes. The Company shall promptly notify the Trustee in writing of any change in the CUSIP and ISIN numbers.

Section 2.10 Additional Notes; Repurchases; PIK Interest.

(a) The Company may not issue any additional Notes under this Indenture, except to the extent such additional Notes are PIK Notes issued to reflect PIK Interest as set forth in Section 2.03). In addition, the Company may, to the extent permitted by law, and directly or indirectly (regardless of whether such Notes are surrendered to the Company), repurchase Notes in the open market or otherwise, whether by the Company or its Subsidiaries or through a private or public tender or exchange offer or through counterparties to private agreements or otherwise, including by cash-settled swaps or other derivatives, so long as any Notes so repurchased are surrendered to the Trustee for cancellation in accordance with Section 2.08. In determining whether the Holders of the required aggregate principal amount of Notes have concurred in any direction, waiver or consent or other action under this Indenture, Notes owned by the Company or any of its Subsidiaries or Affiliates or any Subsidiary of any of its Affiliates will be deemed not to be outstanding; provided, however, that, for purposes of determining whether the Trustee is protected in relying on any such direction, waiver or consent or other action under this Indenture, only Notes that the Trustee knows are so owned will be so disregarded.

(b) The aggregate principal amount of outstanding Notes represented by a Global Note shall from time to time be increased, as applicable, to reflect PIK Interest as set forth in Section 2.03.

(c) In connection with the initial issuance of the Notes and the exchange of certain Existing Notes, all of the Holders of the Notes, consisting of all of the exchanging holders of Existing Notes, hereby direct the Trustee to enter into the documents relating to such issuance and exchange including, but not limited to, the Intercreditor Agreement and the Release Agreement.

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Section 2.11 Special Initial Interest Payment Numbers. No later than five Business Days after the Issue Date, the Company shall deliver a Company Order to the Trustee in accordance with Section 2.03(a) for a one-time special payment of PIK Interest on the Notes in the aggregate amount of $4,796,880, which shall be allocated by the Trustee in accordance with the provisions of Section 2.03(a).

ARTICLE 3

SATISFACTION AND DISCHARGE

Section 3.01 Satisfaction and Discharge. This Indenture and the Notes shall upon request of the Company contained in an Officer’s Certificate cease to be of further effect, and the Trustee, at the expense of the Company, shall execute proper instruments reasonably requested by the Company acknowledging satisfaction and discharge of this Indenture and the Notes, when (a) (i) all Notes theretofore authenticated and delivered (other than Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.06) have been delivered to the Trustee for cancellation; or (ii) after the Notes have become due and payable, whether on the Maturity Date, on any Fundamental Change Repurchase Date, on any Tax Redemption Date, on any Redemption Date or otherwise, the Company has deposited with the Trustee cash sufficient, without consideration of reinvestment, to pay all of the outstanding Notes and all other sums due and payable under this Indenture or the Notes by the Company (including, if applicable, all related Additional Amounts); and (b) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel from outside legal counsel of recognized standing, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture and the Notes have been complied with. Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 7.06 shall survive.

ARTICLE 4

PARTICULAR COVENANTS OF THE COMPANY

Section 4.01 Payment of Principal and Interest. The Company covenants and agrees that it will pay or cause to be paid the principal (including the Fundamental Change Repurchase Price and the Tax Redemption Price, if applicable) and premium, if any, and accrued and unpaid interest on, each of the Notes at the places, at the respective times and in the manner provided herein and in the Notes. PIK Interest shall be considered paid on the date due if on such date the Trustee has received (i) a Company Order, pursuant to Section 2.03, from the Company signed by an Officer to increase the balance of any Global Note to reflect such PIK Interest, or (ii) a PIK Note duly executed by the Company together with a Company Order, pursuant to Section 2.03, of the Company signed by an Officer requesting the authentication of such PIK Note by the Trustee. Additional Interest and interest payable upon redemption, repurchase or at maturity shall be payable in cash.

Section 4.02 Maintenance of Office or Agency. The Company will maintain in the United States of America an office or agency (which may be an office of the Trustee or an affiliate of the Trustee) where the Notes may be surrendered for registration of transfer or exchange or for presentation for payment or repurchase (“Paying Agent”) and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be made. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made at the Corporate Trust Office.

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The Company may also from time to time designate as co-Note Registrars one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the contiguous United States for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency. The term “Paying Agent” includes any such additional or other offices or agencies, as applicable.

The Company hereby initially designates the Trustee as the Paying Agent, Note Registrar, and Custodian and the Corporate Trust Office as a place where Notes may be surrendered for registration of transfer or exchange or for presentation for payment or repurchase (if applicable) and where notices and demands to or upon the Company in respect of the Notes and this Indenture may be made; provided that no office of the Trustee shall be a place for service of legal process on the Company.

Section 4.03 Appointments to Fill Vacancies in Trustee’s Office. The Company, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint, in the manner provided in Section 7.09, a Trustee, so that there shall at all times be a Trustee hereunder.

Section 4.04 Provisions as to Paying Agent.

(a) If the Company shall appoint a Paying Agent other than the Trustee, the Company will cause such Paying Agent to execute and deliver to the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provisions of this Section 4.04:

(i) that it will hold all sums held by it as such agent for the payment of the principal (including the Fundamental Change Repurchase Price and the Tax Redemption Price, if applicable) of, and accrued and unpaid interest on, the Notes in trust for the benefit of the Holders;

(ii) that it will give the Trustee prompt written notice of any failure by the Company to make any payment of the principal (including the Fundamental Change Repurchase Price and the Tax Redemption Price, if applicable) and premium, if any of, and accrued and unpaid interest on, the Notes when the same shall be due and payable; and

(iii) that at any time during the continuance of an Event of Default, upon request of the Trustee, it will forthwith pay to the Trustee all sums so held in trust;

provided, that a Paying Agent appointed as contemplated under Section 13.03 shall not be required to deliver any such instrument.

The Company shall, on or before each due date of the principal (including the Fundamental Change Repurchase Price or the Tax Redemption Price, if applicable) of, or accrued and unpaid interest on, the Notes, deposit with the Paying Agent a sum sufficient to pay such principal (including the Fundamental Change Repurchase Price or the Tax Redemption Price, if applicable) or such accrued and unpaid interest, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee in writing of any failure to take such action; provided that if such deposit is made on the due date, such deposit must be made in immediately available funds and received by the Paying Agent by 11:00 a.m., New York City time, on such date.

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(b) If the Company shall act as its own Paying Agent, it will, on or before each due date of the principal (including the Fundamental Change Repurchase Price and the Tax Redemption Price, if applicable) of, and accrued and unpaid interest on, the Notes, set aside, segregate and hold in trust for the benefit of the Holders of the Notes a sum sufficient to pay such principal (including the Fundamental Change Repurchase Price and the Tax Redemption Price, if applicable) and accrued and unpaid interest, if any, so becoming due and will promptly notify the Trustee in writing of any failure to take such action and of any failure by the Company to make any payment of the principal (including the Fundamental Change Repurchase Price and the Tax Redemption Price, if applicable) of, or accrued and unpaid interest on, the Notes when the same shall become due and payable.

(c) Anything in this Section 4.04 to the contrary notwithstanding, the Company may, at any time, for the purpose of obtaining a satisfaction and discharge of this Indenture, or for any other reason, pay, cause to be paid or deliver to the Trustee all sums or amounts held in trust by the Company or any Paying Agent hereunder as required by this Section 4.04, such sums or amounts to be held by the Trustee upon the trusts herein contained and upon such payment or delivery by the Company or any Paying Agent to the Trustee, the Company or such Paying Agent shall be released from all further liability but only with respect to such sums or amounts.

(d) Subject to applicable law, any money deposited with the Trustee or any Paying Agent, or any money and Ordinary Shares then held by the Company, in trust for the payment of the principal (including the Fundamental Change Repurchase Price and the Tax Redemption Price, if applicable) of, accrued and unpaid interest on and remaining unclaimed for two years after such principal (including the Fundamental Change Repurchase Price and the Tax Redemption Price, if applicable) or interest has become due and payable shall be paid to the Company on request of the Company contained in an Officer’s Certificate, or (if then held by the Company) shall be discharged from such trust and the Trustee shall have no further liability with respect to such funds; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee with respect to such trust money and Ordinary Shares, shall thereupon cease.

Section 4.05 Existence. The Company will at all times preserve and maintain in full force and effect its legal existence under the laws of the jurisdiction of its organization and take all reasonable action to maintain all rights, franchises, licenses and permits necessary in the normal conduct of its business except, other than with respect to the preservation of the existence of the Company, to the extent pursuant to any consolidation, merger, sale, conveyance, transfer, lease or other transaction permitted by Article 11; provided that the Company shall not be required to preserve any such existence (other than with respect to the preservation of the existence of the Company), right, franchise, license or permit if an Officer of such Person or such Person’s Board of Directors (or similar governing body) determines in good faith that the preservation thereof is no longer desirable in the conduct of the business of such Person or that the loss thereof is not disadvantageous in any material respect to the Company.

Section 4.06 Reports and Rule 144A Information Requirement. At any time the Company is not subject to Section 13 or 15(d) of the Exchange Act, the Company shall, so long as any of the Notes shall, at such time, constitute “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, promptly provide without cost to the Trustee and, upon written request, any Holder, beneficial owner or prospective purchaser of such Notes, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

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(a) So long as any Notes are outstanding, the Company shall furnish to the Holders:

(i) within 120 days after the end of the Company’s fiscal year, annual reports containing the following information: (A) audited consolidated balance sheet of the Company as of the end of the two most recent fiscal years and audited consolidated income statements and statements of cash flow of the Company for the two most recent fiscal years (and comparative information for the end of the prior fiscal year), including complete notes to such financial statements and the report of the independent auditors on the financial statements; (B) an operating and financial review of the audited financial statements, including a discussion of the results of operations including a discussion of financial condition and liquidity and capital resources, and a discussion of material commitments and contingencies and critical accounting policies; (C) a description of the business, all material affiliate transactions, Indebtedness and material financing arrangements and all material debt instruments; and (D) material risk factors and material recent developments, provided that for so long as the Parent is required to file an annual report on Form 20-F with the SEC, this obligation shall be satisfied by its prompt filing of such Form 20-F with the SEC;

(ii) within 90 days following the end of the Company’s first fiscal half year in each fiscal year, semi annual reports containing the following information: (A) an unaudited condensed consolidated balance sheet as of the end of such six month period and unaudited condensed statements of income and cash flow for the year to date period ending on the unaudited condensed balance sheet date, and the comparable prior year periods for the Company, together with condensed footnote disclosure; (B) an operating and financial review of the unaudited financial statements including a discussion of the consolidated financial condition and results of operations of the Company and any material change between the current half year period and the corresponding period of the prior year; and (C) material recent developments, provided that for so long as the Company is filing such half-year information with the SEC, this obligation shall be satisfied by its filing of such information on a current report on Form 6-K with the SEC;

(iii) within 90 days following the end of the Company’s first and third fiscal quarter in each fiscal year, unaudited quarterly management reports presenting the Company’s results of operations for the relevant fiscal quarter (without footnotes).

(b) The Company shall deliver to the Trustee, within fifteen (15) days after the same are required to be filed with the Commission, copies of any documents or reports that the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act (giving effect to any grace period, including those provided by Rule 12b-25 under the Exchange Act (or any successor thereto)). Notwithstanding the foregoing, the Company shall in no event be required to deliver to, or otherwise provide or disclose to, the Trustee or any Holder any information for which the Company is requesting (assuming such request has not been denied), or has received, confidential treatment from the Commission, or any correspondence with the Commission. Any such document or report that the Company files with the Commission via the Commission’s EDGAR system (or any successor thereto) shall be deemed to be delivered to the Trustee for purposes of this Section 4.06(a) at the time such documents are filed via the EDGAR system (or such successor); provided that the Trustee shall have no obligation to determine whether such documents or reports have been filed via the EDGAR system.

(c) Delivery of the reports, information and documents described in subsections (a) or (b) above to the Trustee is for informational purposes only, and the information and the Trustee’s receipt of such shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to conclusively rely on an Officer’s Certificate).

Section 4.07 Compliance Certificate; Statements as to Defaults. The Company shall deliver to the Trustee within one hundred twenty (120) days after the end of each fiscal year of the Company (beginning with the fiscal year ending on December 31, 2023) an Officer’s Certificate stating whether the signers thereof have knowledge of any failure by the Company or its Subsidiaries to comply with all conditions and covenants then required to be performed under this Indenture and, if so, specifying each such failure and the nature thereof.

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In addition, the Company shall deliver to the Trustee within thirty (30) days after an Officer of the Company becomes aware of the occurrence of any Event of Default or Default, an Officer’s Certificate setting forth the details of such Event of Default or Default, its status and the action that the Company is taking or proposing to take in respect thereof; provided that the Company is not required to deliver such notice if such Default has been cured.

Section 4.08 [Reserved].

Section 4.09 Further Instruments and Acts. Upon request of the Trustee or the Paying Agent, the Company and its Subsidiaries will execute and deliver such further instruments and do such further acts, at its sole expense, as may be reasonably necessary or proper to carry out more effectively the purposes of this Indenture.

Section 4.10 Limitation on Incurrence of Indebtedness.

(a) The Company and its Subsidiaries will not directly or indirectly, create, incur, issue, assume, enter into a guarantee of or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness.

(b) Notwithstanding anything to the contrary therein, Section 4.10(a) will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Indebtedness”):

(i) [reserved];

(ii) (A) the incurrence by the Company of Indebtedness represented by the Notes to be issued on the Issue Date and any PIK Notes issued after the Issue Date pursuant to the terms hereof, (B) any Indebtedness outstanding on the Issue Date set forth on Schedule I, (C) Indebtedness up to an aggregate principal amount not to exceed $10,000,000 pursuant to the Osprey Instrument (calculated without giving effect to any interest capitalized as principal or otherwise paid-in-kind thereunder); (D) Indebtedness up to an aggregate principal amount not to exceed $11,111,111 pursuant to the Senior Secured Convertible Notes (June 23) (calculated without giving effect to any interest capitalized as principal or otherwise paid-in-kind thereunder), and (E) Indebtedness up to an aggregate principal amount not to exceed $4,444,444 pursuant to the Senior Secured Convertible Notes (July 23) (calculated without giving effect to any interest capitalized as principal or otherwise paid-in-kind thereunder);

(iii) Indebtedness of the Company to a Subsidiary, provided that any such Indebtedness owing to a Subsidiary is unsecured and expressly subordinated in right of payment to the Notes;

(iv) Indebtedness of a Subsidiary incurred in the ordinary course of business, provided that any such Indebtedness is (x) not secured or guaranteed directly or indirectly by the Collateral and (y) is non-recourse to the Collateral;

(v) contingent liabilities under surety bonds or similar instruments incurred in the ordinary course of business;

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(vi) Hedging Obligations that are not incurred for speculative purposes but for the purpose of (x) fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of this Indenture to be outstanding; (y) fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (z) fixing or hedging commodity price risk, including the price or cost of raw materials, emission rights, manufactured products or related commodities, with respect to any commodity purchases or sales;

(vii) the guarantee by the Company of Indebtedness of a Person where such Indebtedness is incurred or issued to finance the costs of opening, acquiring, converting, improving or renovating of a property or properties that will be owned or leased by the Company or its Subsidiaries, in each case, in the ordinary course of their business;

(viii) the incurrence by the Company or any of its Subsidiaries of Indebtedness (other than for borrowed money) arising from agreements of the Company or any of its Subsidiaries providing indemnification, deferred purchase price, non-cash earn-outs, cash earn-outs, purchase price adjustments and other similar obligations, in each case, incurred or assumed in connection with any investment, the acquisition or sale or other disposition of any business, assets or Capital Stock of the Company or any of its Subsidiaries, other than, in the case of any such disposition by the Company or any of its Subsidiaries, guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Capital Stock;

(ix) the incurrence of contingent liabilities arising out of endorsements of checks, drafts and other similar instruments for deposit or collection in the ordinary course of business;

(x) the incurrence of Indebtedness in the ordinary course of business under any agreement between the Company or any of its Subsidiaries and any commercial bank or other financial institution relating to a Treasury Management Arrangement;

(xi) Indebtedness owed to any Person providing property, casualty, liability or other insurance to the Company or any of its Subsidiaries, so long as the amount of such Indebtedness is not in excess of the amount of the unpaid cost of, and shall be incurred only to defer the cost of, the premiums with respect to such insurance for the period in which such Indebtedness is incurred and such Indebtedness is outstanding only for a period not exceeding twelve (12) months;

(xii) Indebtedness incurred by the Company or any of its Subsidiaries constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits (whether current or former) or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims; provided that any reimbursement obligations in respect thereof are reimbursed within ninety (90) days following the due date thereof;

(xiii) Indebtedness representing deferred compensation or similar obligation to employees of the Company or any of its Subsidiaries outstanding on the Issue Date;

(xiv) customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

(xv) [reserved];

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(xvi) Subordinated Obligations;

(xvii) new Indebtedness of the Company secured by a first priority Lien over the Company Intellectual Property ranking equally with the Notes, provided that at the time of incurrence of such new secured Indebtedness, the Indebtedness to EBITDA Ratio for the twelve (12) completed calendar months immediately preceding the date on which such additional new secured Indebtedness is incurred does not exceed 4.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom) as if the additional Indebtedness had been incurred and the application of proceeds therefrom had occurred at the beginning of such twelve (12) months;

(xviii) [reserved];

(xix) (A) Indebtedness of the Company or any Subsidiary incurred or issued to finance an acquisition or (B) Indebtedness of Persons that are acquired by the Company or any Subsidiary or merged into, or consolidated, amalgamated or combined with, the Company or a Subsidiary in accordance with the terms of this Indenture;

(xx) (A) Indebtedness issued by the Company or any of its Subsidiaries to any future, present or former employee, director, officer, manager, contractor, consultant or advisor (or their respective Immediate Family Members) of the Company or any of its Subsidiaries, in each case to finance the purchase or redemption of Capital Stock of the Company or any of its Subsidiaries that is not prohibited by this Indenture not to exceed $5,000,000 at any time outstanding and (B) Indebtedness consisting of obligations under deferred compensation or any other similar arrangements incurred in the ordinary course of business, consistent with past practice, any investment or any acquisition (by merger, consolidation, amalgamation or otherwise) not to exceed $5,000,000 at any time outstanding;

(xxi) the incurrence by the Company or any of its Subsidiaries of Indebtedness in connection with one or more stand-by letters of credit, guarantees, performance bonds or other reimbursement obligations, in each case, issued in the ordinary course of business and not in connection with the borrowing of money or the obtaining of an advance or credit (other than advances or credit for goods and services in the ordinary course of business, and other than the extension of credit represented by such letter of credit, guarantee or performance bond itself); and

(xxii) any Refinancing Indebtedness.

(c) For purposes of determining compliance with this Section 4.10, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in Section 4.10(b), the Company will be permitted to classify all or a portion of such item of Indebtedness on the date of its incurrence in any manner that complies with this covenant.

(d) The amount of any Indebtedness outstanding as of any date will be:

(i) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(ii) the principal amount of the Indebtedness, in the case of any other Indebtedness.

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(e) Accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness or the reclassification of commitments or obligations not treated as Indebtedness due to a change in IFRS, will not be deemed to be an incurrence of Indebtedness for purposes of this Indenture.

(f) For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness. Notwithstanding any other provision of this Section 4.10, the maximum amount of Indebtedness that the Company may incur pursuant to this Section 4.10 shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies.

Section 4.11 Liens.

(a) The Company shall not and shall not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness upon any of their property or assets, now owned or hereafter acquired other than Permitted Liens.

(b) The Company and its Subsidiaries shall not create, incur, assume or suffer to exist any Lien over any of its property or assets, or any proceeds therefrom, which is Collateral except for the Liens created by the Security Documents.

Section 4.12 Asset Sales.

(a) The Company shall not, and shall not permit any of its Subsidiaries to, consummate an Asset Sale unless at least 50% of the consideration received in the Asset Sale by the Company is in the form of cash or Cash Equivalents. For purposes of this provision, any liabilities, as recorded on the most recent consolidated balance sheet of Company (other than contingent liabilities and liabilities that are Subordinated Obligations) that are assumed by the transferee of any such assets pursuant to an agreement that releases the Company from further liability or indemnifies the Company against further liabilities in full will be deemed to be cash.

(b) Subject to the terms of the Intercreditor Agreement, the consideration received in the Asset Sale by the Company must be applied as approved by the Company’s Board of Directors.

(c) Notwithstanding anything to the contrary in this Indenture, (i) no Person other than the Company can own, hold or otherwise control, at any time, any of the Collateral (other than the Company Intellectual Property), (ii) no Person other than Selina Nomad Limited can own, hold or otherwise control, at any time, any of the Company Intellectual Property, and the Company shall not transfer any of the shares of Selina Nomad Limited outside of the Group, and (iii) the Company shall not, and shall not permit any of its Subsidiaries to (to the extent applicable), transfer, sell or otherwise dispose of, or make an Investment with, any of the Collateral.

(d) Notwithstanding anything to the contrary in this Indenture, the Company shall not, and shall not permit any of its Subsidiaries to, issue, sell or otherwise transfer any Equity Interests of any Subsidiary (other than (i) in connection with a bona fide joint venture with a Person who is not an Affiliate or the Company, and (ii) other than an issuance, sale or transfer that complies with the requirements of Section 4.12(a), and, in the case of both items (i) and (ii), is not made in connection with any financing incurred after the Issue Date or any liability management transaction).

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Section 4.13 Restricted Payments.

(a) The Company shall not:

(i) declare or pay any dividend or similar distribution on account of the Company’s Equity Interests (including, without limitation, any such payment or distribution made in connection with any merger, amalgamation or consolidation involving the Company) or to the direct or indirect holders of the Company’s Equity Interests in their capacity as such for so long as the Notes are outstanding;

(ii) permit any Subsidiary to declare or pay any dividend or make any other payment or distribution on account of a Subsidiary’s Equity Interests (including, without limitation, any such payment or distribution made in connection with any merger, amalgamation or consolidation involving a Subsidiary) or to the direct or indirect holders of a Subsidiary’s Equity Interests in their capacity as such (other than (1) dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company and (2) dividends or distributions payable to the Company or a Subsidiary);

(iii) purchase, redeem or otherwise acquire or retire for value (including, without limitation, any such purchase, redemption, acquisition or retirement made in connection with any merger, amalgamation or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company, in each case held by Persons other than the Company or any Subsidiary;

(iv) make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, prior to the Stated Maturity thereof, any Indebtedness of the Company or any Subsidiary that is a Subordinated Obligation (excluding any intercompany Indebtedness between or among the Company and any Subsidiary), except (i) a payment of principal at the Stated Maturity thereof or (ii) the purchase, repurchase or other acquisition of Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or scheduled maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition; or

(v) make, or permit any of its Subsidiaries to make, any Restricted Investment,

(all such payments and other actions set forth in subparagraph (a)(i) to (v) being collectively referred to as “Restricted Payments”).

(b) The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or any Subsidiary, as the case may be, pursuant to the Restricted Payment.

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Section 4.14 Additional Amounts.

(a) All payments and deliveries made by, or on behalf of, the Company, any Guarantor or any Successor Company under or with respect to the Notes (including payment of the principal of, or the Fundamental Change Repurchase Price for, or any interest on, any Note) will be made without withholding or deduction for, or on account of, any present or future Taxes, unless such withholding or deduction is required by law or regulation or by governmental policy having the force of law. If any Taxes imposed or levied by or on behalf of any jurisdiction (or any political subdivision or taxing authority thereof or therein) in which the Company, any Guarantor or any Successor Company is or deemed to be, for tax purposes, organized or resident or doing business or through which payment or deliveries by, or on behalf of, the Company, any Guarantor or any Successor Company under or with respect to the Notes are made or deemed to be made (each such jurisdiction, subdivision or authority, as applicable, a “Relevant Taxing Jurisdiction”) are required to be withheld or deducted from any payments or deliveries made under or with respect to the Notes, then, subject to Section 14.02, the Company, any Guarantor or such Successor Company, as applicable, will pay to the Holder of each Note such additional amounts (the “Additional Amounts”) as may be necessary to ensure that the net amount received by the beneficial owner of such Note after such withholding or deduction (and after withholding or deducting any Taxes on the Additional Amounts) will equal the amounts that would have been received by such beneficial owner had no such withholding or deduction been required; provided, however, that no Additional Amounts will be payable:

(i) for or on the account of any Tax that would not have been imposed but for:

(A) the existence of any present or former connection between the Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, the relevant Holder or beneficial owner, if the relevant Holder or beneficial owner is an estate, nominee, trust, partnership, limited liability company or corporation) of such Note and the Relevant Taxing Jurisdiction (other than merely holding or being a beneficial owner of such Note or the receipt or enforcement of payments thereunder), including such Holder or beneficial owner being or having been a national, domiciliary or resident, or treated as a resident, of, or being or having been physically present or engaged in a trade or business, or having or having had a permanent establishment, in, such Relevant Taxing Jurisdiction;

(B) in cases where presentation of such Note is required to receive such payment or delivery, the presentation of such Note after a period of thirty (30) days after the later of (x) the date on which such payment or delivery became due and payable or deliverable, as applicable, pursuant to the terms of this Indenture and (y) the date such payment or delivery was made or duly provided for, except, in each case, to the extent that such Holder or beneficial owner would have been entitled to Additional Amounts if it presented such Note for payment or delivery, as applicable, at the end of such thirty

(30) day period; or

(C) the failure of such Holder or beneficial owner to comply with a timely request from the Company or the Successor Company, addressed to the Holder of the Note, to (x) provide certification, information, documentation or other evidence concerning such Holder’s or beneficial owner’s nationality, residence, identity or connection with such Relevant Taxing Jurisdiction; or (y) make any declaration or satisfy any other reporting requirement relating to such matters, in each case of clause (x) and clause (y), if and to the extent that such Holder or beneficial owner is legally entitled without material burden to comply with such request and due and timely compliance with such request is required by statute, regulation or administrative practice of such Relevant Taxing Jurisdiction in order to reduce or eliminate such withholding or deduction as to which Additional Amounts otherwise would have been payable to such Holder or beneficial owner;

(ii) for or on the account of any estate, inheritance, gift, sale, transfer, excise, personal property or similar Tax;

(iii) for or on the account of any tax that is payable other than by withholding or deduction from payments or deliveries under or with respect to the Notes;

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(iv) for or on the account of any withholding or deduction required by (x) sections 1471 through 1474 of the Internal Revenue Code or any amended or successor versions of such Sections, and any current or future U.S. Treasury Regulations or rulings promulgated thereunder (“FATCA”); (y) any law, regulation or other official guidance enacted in any jurisdiction implementing FATCA or any inter-governmental agreement between the United States and any other non-U.S. jurisdiction to implement FATCA or any law, regulation or other official guidance in such other jurisdiction to give effect to such agreement; or (z) any agreement with the U.S. Internal Revenue Service pursuant to Section 1471(b)(1) of the Internal Revenue Code;

(v) any tax imposed in connection with a Note presented for payment (where presentation is required for payment) by or on behalf of a Holder or beneficial owner of such Note who would have been able to avoid such tax, assessment or governmental charge by presenting the relevant Note to, or otherwise accepting payment from, another paying agent;

(vi) with respect to any payment made by, or on behalf of, the Company or any Successor Company under or with respect to the Notes (including payment of the principal of, or the Fundamental Change Repurchase Price for, or any interest on, any Note) to such Holder if such Holder is a fiduciary, partnership or person other than the sole beneficial owner of such payment, to the extent that such payment would be required, under the laws of such Relevant Taxing Jurisdiction, to be included for tax purposes in the income of a beneficiary or settlor with respect to such fiduciary, a partner or member of such partnership, or a beneficial owner, who would not have been entitled to such Additional Amounts had such beneficiary, settlor, partner, member or beneficial owner been the Holder thereof; or

(vii) for or on the account of any combination of taxes referred to in the preceding clauses (i) through (vi), inclusive, above.

The Trustee and the Paying Agent will be entitled to make any withholding or deduction pursuant to an agreement described in Section 1471(b) of the Internal Revenue Code or otherwise imposed pursuant to FATCA and any regulations or agreements thereunder or official interpretation thereof or otherwise as required by applicable law.

In addition to the foregoing, the Company will also pay and indemnify the Trustee, each Holder and each beneficial owner of any Note for any present or future stamp, issue, registration, value added, court or documentary taxes, or any other excise or property taxes, charges or similar levies or taxes (including penalties and interest thereto) which are levied by any Relevant Taxing Jurisdiction (and in the case of enforcement, any jurisdiction) on the execution, delivery, registration or enforcement of such Note, this Indenture, or any other document or instrument referred to therein (other than, in each case, in connection with a transfer of Notes after the initial sale by the Company of the Notes).

The Company and any Successor Company will make all withholdings and deductions required by law on payments under or in respect of the Notes and will remit the full amount deducted or withheld to the relevant taxing authority in accordance with applicable law.

(b) For the avoidance of doubt, if any Note is called for a Tax Redemption and the Tax Redemption Date is after a Regular Record Date and on or before the next Interest Payment Date, then the Company’s obligation to pay Additional Amounts will apply to the interest payment due on such Note on such Interest Payment Date unless such Note is subject to a Tax Redemption Opt-Out Election Notice.

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(c) If the Company or any Successor Company is required to make any deduction or withholding from any payments or deliveries with respect to the Notes, then (i) the Company or the Successor Company, as applicable, will deliver to the Trustee official tax receipts (or, if, after expending reasonable efforts, the Company or the Successor Company, as applicable, is unable to obtain such receipts, other evidence of payments) evidencing the remittance to the relevant tax authorities of the amounts so withheld or deducted, and (ii) the Company will make copies of such receipts or evidence, as applicable, available to the Holders upon request.

(d) All references in this Indenture or the Notes to any payment on, or delivery with respect to, the Notes (including payment of the principal of, or the Fundamental Change Repurchase Price for, or any interest on, any Note) will, to the extent that Additional Amounts are payable in respect thereof, be deemed to include the payment of such Additional Amounts.

(e) The obligations set forth in this Section 4.14 will survive any transfer of Notes by a Holder (or, in the case of a Global Note, a holder of a beneficial interest therein).

Section 4.15 Board Observer and Independent Director Rights.

(a) The Company agrees that during the period beginning on the Issue Date and while at least 25% of the aggregate principal amount of the Notes issued on the Issue Date remains outstanding (the “Board Observer Period”), the Holders who together hold not less than 51% of the then outstanding total principal amount of the Notes shall have the right to designate by notice in writing to the Company two (2) individuals, and a replacement for any such individuals, if applicable, each to act as an observer (and not as a director) of the Company’s Board of Directors (each, a “Board Observer”). Each Board Observer shall be entitled, subject to each such Board Observer entering into a customary non-disclosure agreement with the Company and the conditions in this Section 4.15, to attend (but not participate in) the meetings of the Company’s Board of Directors (and its committees or subcommittees) at which business may be conducted (such attendance may be in person, by telephone or by video conference, at the discretion of such Board Observer, but such person shall be entitled to attend in person only if other participants in the meeting are together in person for the meeting), without voting rights or other authority to act on behalf of the Company, and to receive all material provided to the Company’s Board of Directors (and its committees and subcommittees) in respect of any such meeting at the same time and in the same manner as the directors of the Company’s Board of Directors; provided, however, that the Board Observers shall not have the right to attend any “executive sessions” convened by the chair of the Board of Directors and the Company reserves the right to exclude such Board Observer from access to any materials or meetings (or any portion thereof) if the chair of the Board of Directors determines in good faith, with the concurrence of the Independent Director or upon the advice of counsel (which may include in-house counsel to the Company), that such exclusion is reasonably necessary to preserve the attorney- client privilege or relates to a matter for which the Board Observer has a conflict of interest or a potential conflict of interest. Each Board Observer will be required to agree that such Board Observer will not disclose any material nonpublic information acquired in such Board Observer’s capacity as a Board Observer. Each Board Observer will be required to agree to comply with the provision of the Company’s securities trading policy applicable to the members of the Company’s Board of Directors, it being understood that such Board Observer’s knowledge of material nonpublic information shall not be imputed to any other Person, including such Board Observer’s employer). Each Board Observer will be required to agree to refrain from making any audio or video recording of any meeting of the Company’s Board of Directors (and its committees and subcommittees) attended by such Board Observer. The Company shall not be responsible for any costs incurred by the Board Observer in connection with serving as a Board Observer. For the avoidance of doubt, the Board Observers shall have no rights, under any circumstances, to vote at, convene, or request the addition of any agenda items with respect to, any meeting of the Board of Directors.

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(b) The Company agrees that from and after the Issue Date and until the end of the Board Observer Period, the Company shall cause at least one individual who qualifies as an “independent director” pursuant to Nasdaq Rule 5605(a)(2) and NYSE Listed Company Manual Section 303A.02, each as in effect on the Issue Date, to be appointed as a director to the Company’s Board of Directors (the “Independent Director”) and an Independent Director shall remain on the Company’s Board of Directors at all times thereafter. The initial Independent Director shall be (x) Shelly Hod Moyal (the “Initial Appointee”) or (y) solely to the extent the Initial Appointee cannot be appointed to the Company’s Board of Directors following the Company’s good faith best efforts to cause the Initial Appointee to be so appointed, the Company shall appoint an Independent Director from the list of Independent Directors provided by the Majority Holders within fifteen (15) Business Days after the closing (any such individual, the “Replacement Appointee”). The Independent Director will be entitled to reasonable and customary compensation and indemnification arrangements, as determined by the Board from time to time and consistent with the compensation and indemnification arrangements offered to other independent, non-executive directors of the Company, at the sole expense of the Company. The Independent Director shall have the right to serve on all committees or subcommittees, including any committees overseeing, coordinating or implementing matters relating to the Company’s and its Subsidiaries’ capital structure, any restructuring, any equity raise and any sale or business combination transaction so long as such Independent Director satisfies any qualification requirements for membership on such committee or subcommittee. If any Independent Director resigns, is removed or is unable to continue service for any reason, the Company shall cause the appointment of a replacement Independent Director (such person to qualify as an “independent director” pursuant to Nasdaq Rule 5605(a)(2) and NYSE Listed Company Manual Section 303A.02 as in effect on the Issue Date); provided that, such designated individual shall be subject to approval by Osprey, such approval not to be unreasonably conditioned or unreasonably withheld or delayed by Osprey; provided, further, that if Osprey has not objected to the designation of the replacement Independent Director in accordance with the terms of this Section 4.15 within ten (10) Business Days, Osprey shall be deemed to have consented to and approved such designation.

(c) The Company shall appoint the Initial Appointee (or, if applicable pursuant to clause (b) hereof, the Replacement Appointee) as the initial Independent Director as soon as reasonably practicable after the Issue Date (and in any event (x) with respect to the Initial Appointee, within fifteen (15) Business Days after the Issue Date and (y) with respect to a Replacement Appointee, within twenty (20) Business Days after the Issue Date) and shall appoint such candidate as soon as reasonably practical after receiving notice from Osprey that Osprey has approved (or following Osprey’s deemed approval pursuant to Section 4.15(a)) of such Independent Director (and in any event within ten (10) Business Days after such receipt, subject to the reasonable cooperation of the candidate and the candidate satisfying usual and customary background and independence checks, including the completion by the candidate of a “director and officer” questionnaire generally required by the Company), and, with respect to any replacement Independent Director, as soon as reasonably practicable after receiving notice from Osprey that Osprey has approved (or following Osprey’s deemed approval pursuant to Section 4.15(a)) of such Independent Director (and in any event within ten (10) Business Days after such receipt, subject to the reasonable cooperation of the replacement Independent Director and the replacement Independent Director satisfying usual and customary background and independence checks, including the completion by the replacement Independent Director of a “director and officer” questionnaire generally required by the Company). In accordance with the Company’s articles of association in force from time to time, the Independent Director shall be required to be approved as a director of the Company at the first general meeting following the appointment of such Independent Director by the Board of Directors pursuant to this Section 4.15. Unless otherwise provided for herein, the Company agrees that an Independent Director shall be entitled to serve an initial three-year term following their approval by the shareholders of the Company at the first general meeting following their appointment by the Board of Directors.

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(d) Nothing in this Section 4.15 shall restrict the ability of the Company to comply with any corporate governance requirements (and any guidelines issued in connection therewith) that may be prescribed by Nasdaq or the Commission or otherwise may apply to the Company from time to time under any applicable securities laws or regulations.

ARTICLE 5

LISTS OF HOLDERS AND REPORTS BY THE COMPANY AND THE TRUSTEE

Section 5.01 Lists of Holders. The Company covenants and agrees that it will furnish or cause to be furnished to the Trustee, semi-annually, not more than ten (10) days after each March 15 and September 15 in each year beginning with March 15, 2024, and at such other times as the Trustee may request in writing, within thirty (30) days after receipt by the Company of any such request (or such lesser time as the Trustee may reasonably request in order to enable it to timely provide any notice to be provided by it hereunder), a list in such form as the Trustee may reasonably require of the names and addresses of the Holders as of a date not more than ten (10) days (or such other date as the Trustee may reasonably request in order to so provide any such notices) prior to the time such information is furnished, except that no such list need be furnished so long as the Trustee is acting as Note Registrar.

Section 5.02 Preservation and Disclosure of Lists. The Trustee shall preserve, in as current a form as is reasonably practicable, all information as to the names and addresses of the Holders contained in the most recent list furnished to it as provided in Section 5.01 or maintained by the Trustee in its capacity as Note Registrar, if so acting. The Trustee may destroy any list furnished to it as provided in Section 5.01 upon receipt of a new list so furnished.

ARTICLE 6

DEFAULTS AND REMEDIES

Section 6.01 Events of Default. Each of the following events shall be an “Event of Default” with respect to the Notes:

(a) failure by the Company to provide a Company Order with respect to the payment of PIK Interest to the Trustee on any Interest Payment Date, and such failure continues for five (5) Business Days;

(b) default in the payment of all or any part of the principal or premium, if any, of any Note when due and payable on the Maturity Date, upon any required repurchase or redemption, upon declaration of acceleration or otherwise;

(c) failure by the Company to issue a Fundamental Change Company Notice in accordance with Section 13.01(c) when due, and such failure continues for five (5) Business Days;

(d) failure by the Company to comply with its obligations under Article 11;

(e) failure by the Company for sixty (60) days after receipt by the Company of written notice from the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding has been received by the Company to comply with any of its other agreements contained in the Notes or this Indenture;

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(f) default by the Company or any Significant Subsidiary of the Company with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed in excess of $15,000,000 (or its foreign currency equivalent) in the aggregate of the Company and/or any such Significant Subsidiary, whether such indebtedness now exists or shall hereafter be created (i) resulting in such indebtedness becoming or being declared due and payable prior to its stated maturity or (ii) constituting a failure to pay the principal of any such indebtedness when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise, in each case, after the expiration of any applicable grace period, if such acceleration shall not have been rescinded or annulled or such failure to pay or default shall not have been cured or waived, or such indebtedness shall not have been paid or discharged, as the case may be, within thirty (30) days after written notice to the Company by the Trustee or to the Company and the Trustee by Holders of at least 25% in aggregate principal amount of Notes then outstanding in accordance with this Indenture;

(g) a final judgment or judgments for the payment of $5,000,000 (or its foreign currency equivalent) or more (excluding any amounts covered by insurance policies issued by insurers believed by the Company in good faith to be credit-worthy) in the aggregate rendered against the Company or any Significant Subsidiary of the Company, which judgment is not discharged or stayed within 60 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished;

(h) the Company or any Significant Subsidiary shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other similar relief with respect to the Company or any such Significant Subsidiary or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or any such Significant Subsidiary or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors or shall fail generally to pay its debts as they become due;

(i) an involuntary case or other proceeding shall be commenced against the Company or any Significant Subsidiary seeking liquidation, reorganization or other similar relief with respect to the Company or such Significant Subsidiary or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Company or such Significant Subsidiary or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of sixty (60) consecutive days;

(j) the Company or any Subsidiary shall default in the performance of or compliance with any term contained herein, other than any such term referred to in any other paragraph of this Section 6.01, and such default shall not have been remedied or waived within sixty (60) days after the earlier of (i) an officer of the Company or any Subsidiary becoming aware of such default, cessation or repudiation or (ii) the receipt by the Company of a notice from the Trustee or any Holder of such default; or

(k) the Company or any Subsidiary shall default in the performance of or compliance with any term contained in the Security Documents or the Lien securing the Notes and this Indenture or any of the Collateral shall cease to be valid or enforceable or shall be repudiated by the Company or any of its Subsidiaries and such default or cessation of validity or enforceability continues for fifteen (15) days after the earlier of (i) an officer of the Company or any Subsidiary becoming aware of such default, cessation or repudiation or (ii) the receipt by the Company of a notice from the Trustee or any Holder of such default.

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(l) Notwithstanding any other term of the 2029 Notes Debt Documents, for the period from the date of this Indenture until the date which falls twenty four (24) months after that date (the “Clean-Up Period”), any breach of a representation or warranty, breach of an undertaking/covenant, Default or Event of Default in respect of Sections 4.07 and/or 4.10 to 4.14 (inclusive) and/or Section 6.01, will be deemed not to be a breach of representation or warranty, a breach of undertaking/covenant, a Default or an Event of Default (as the case may be) if it would have been (if it were not for this provision) a breach of representation or warranty, a breach of undertaking/covenant, a Default and/or an Event of Default by reason of any event or circumstance relating to the Company or any of its Subsidiaries (each, a “Clean- Up Default”) unless such breach of a representation or warranty, breach of an undertaking/covenant, Default or Event of Default:

(i) would have a Material Adverse Effect;

(ii) is as result of the Company or any of its Subsidiaries repudiating or rescinding or causing any 2029 Notes Debt Document to be invalid or unenforceable; or

(iii) is continuing at the end of the Clean-Up Period,

provided that the foregoing shall not limit the right of the Trustee to bring legal proceedings against the Company or a Guarantor solely for the purpose of obtaining specific performance (other than specific performance of an obligation to make a payment) with no claim for damages in respect of a Section that is not listed in the definition of Clean-Up Default.

(m) If the relevant circumstances are continuing following the expiry of the Clean-Up Period there shall be a breach of representation or warranty, breach of undertaking/covenant, Default and/or Event of Default, as the case may be (and without prejudice to any rights and remedies of the Holders).

Section 6.02 Acceleration; Rescission and Annulment. If one or more Events of Default shall have occurred and be continuing, then, and in each and every such case (other than an Event of Default specified in Section 6.01(h) or Section 6.01(i) with respect to the Company), unless the principal amount of all of the Notes shall have already become due and payable, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding determined in accordance with Section 8.04, by notice in writing to the Company (and to the Trustee if given by Holders), may declare 100% of the principal of, and accrued and unpaid interest on, all the Notes (including PIK Notes) plus the Applicable Premium to be due and payable immediately, and upon any such declaration the same shall become and shall automatically be immediately due and payable. Notwithstanding the foregoing, the Trustee and the Holders may also pursue any other available remedy in respect of any such Event of Default. If an Event of Default specified in Section 6.01(h) or Section 6.01(i) with respect to the Company occurs and is continuing, 100% of the principal of, and accrued and unpaid interest, if any, on, all Notes (including any PIK Notes) plus the Applicable Premium shall become and shall automatically be immediately due and payable without any further act of the Trustee or any other party hereto. Any Applicable Premium or other premium payable above shall be presumed to be the liquidated damages sustained by each Holder as the result of the early redemption and the Company agrees that it is reasonable under the circumstances currently existing. THE COMPANY EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE APPLICABLE PREMIUM IN CONNECTION WITH ANY SUCH ACCELERATION. The Company expressly agrees (to the fullest extent it may lawfully do so) that: (A) the Applicable Premium is reasonable and is the product of an arm’s length transaction between sophisticated business people, ably represented by counsel; (B) the Applicable Premium shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between the Holders and the Company giving specific consideration in this transaction for such agreement to pay the Applicable Premium; and (D) the Company shall be estopped hereafter from claiming differently than as agreed to in this paragraph. The Company expressly acknowledges that its agreement to pay the Applicable Premium to the Holders as herein described is a material inducement to the Holders to purchase the Notes.

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The immediately preceding paragraph, however, is subject to the conditions that if, at any time after the principal of, premium, if any, on and accrued and unpaid interest, if any, on the Notes shall have been so declared due and payable, and before any judgment or decree for the payment of the monies due shall have been obtained or entered as hereinafter provided, the Company shall pay or shall deposit with the Trustee a sum sufficient to pay installments of premium, if any, and accrued and unpaid interest upon all Notes and the principal of any and all Notes that shall have become due otherwise than by acceleration (with interest on overdue installments of accrued and unpaid interest to the extent that payment of such interest is enforceable under applicable law, and on such principal at the rate borne by the Notes at such time) and amounts due to the Trustee pursuant to Section 7.06, and if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) any and all existing Events of Default under this Indenture, other than the uncured nonpayment of the principal of, premium, if any, on and accrued and unpaid interest, if any, on Notes that shall have become due solely by such acceleration, shall have been cured or waived pursuant to Section 6.09, then and in every such case (except as provided in the immediately succeeding sentence) the Holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the Company and to the Trustee, may waive all Defaults or Events of Default with respect to the Notes and rescind and annul such declaration and its consequences and such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver or rescission and annulment shall extend to or shall affect any subsequent Default or Event of Default, or shall impair any right consequent thereon. Notwithstanding anything to the contrary herein, no such waiver or rescission and annulment shall extend to or shall affect any Default or Event of Default resulting from (i) the nonpayment of the principal (including the Fundamental Change Repurchase Price and Tax Redemption Price, if applicable) of, or accrued and unpaid interest on, any Notes, or (ii) a failure to repurchase or redeem any Notes when required.

Section 6.03 Additional Interest. Notwithstanding anything in this Indenture or in the Notes to the contrary, to the extent the Company elects, the sole remedy for an Event of Default relating to the Company’s failure to comply with its obligations as set forth in Section 4.06(a) shall after the occurrence of such an Event of Default consist exclusively of the right to receive Additional Interest on the Notes at a rate equal to 2.00% per annum of the principal amount of the Notes outstanding for each day during the period beginning on, and including, the date on which such Event of Default first occurs and ending on the earlier of (x) the date on which such Event of Default is cured or validly waived in accordance with this Article 6 and (y) the three hundred sixtieth (360th) day immediately following, and including, the date on which such Event of Default first occurs. If the Company so elects, such Additional Interest shall be payable in the same manner and on the same dates as the stated interest payable on the Notes and shall accrue on all outstanding Notes from, and including, the date on which the Event of Default relating to the Company’s failure to comply with its obligations as set forth in Section 4.06(a) first occurs to, and including, the three hundred sixtieth (360th) day thereafter (or such earlier date on which such Event of Default is cured or validly waived in accordance with this Article 6). On the three hundred sixty-first (361st) day after such Event of Default (if the Event of Default relating to the Company’s failure to comply with its obligations as set forth in Section 4.06(a) is not cured or validly waived in accordance with this Article 6 prior to such three hundred sixty-first (361st) day), such Additional Interest shall cease to accrue and the Notes shall be immediately subject to acceleration as provided in Section 6.02. The provisions of this paragraph will not affect the rights of Holders in the event of the occurrence of any Event of Default other than the Company’s failure to comply with its obligations as set forth in Section 4.06(a). In the event the Company does not elect to pay Additional Interest following an Event of Default in accordance with this Section 6.03 or the Company has elected to make such payment but does not pay the Additional Interest when due, the Notes shall be immediately subject to acceleration as provided in Section 6.02.

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In order to elect to pay Additional Interest as the sole remedy during the first three hundred sixty (360) days after the occurrence of any Event of Default described in the immediately preceding paragraph, the Company must notify all Holders of the Notes, the Trustee and the Paying Agent in an Officer’s Certificate of such election on or before the open of business on the Business Day immediately succeeding the date on which such Event of Default first occurs. Upon the failure to timely give such notice, the Notes shall be immediately subject to acceleration as provided in Section 6.02. The Officer’s Certificate under this Section 6.03 shall state (i) the amount of such Additional Interest that is payable and (ii) the date on which such Additional Interest is payable. Unless and until a Responsible Officer of the Trustee receives at the Corporate Trust Office such Officer’s Certificate, the Trustee may assume without inquiry that no such Additional Interest is payable.

Section 6.04 Payments of Notes on Default; Suit Therefor. If an Event of Default described in clause (b) of Section 6.01 shall have occurred and be continuing, the Company shall, upon demand of the Trustee, pay to the Trustee, for the benefit of the Holders of the Notes, the whole amount then due and payable on the Notes for principal, premium, if any, and interest, if any, with interest on any overdue principal, premium, if any, and interest, if any, at the rate borne by the Notes at such time, and, in addition thereto, such further amount as shall be sufficient to cover any amounts due to the Trustee under Section 7.06. If the Company shall fail to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, may, and by direction of Holders of at least a majority in aggregate principal amount of the Notes then outstanding determined in accordance with Section 8.04 shall, institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company or any other obligor upon the Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon the Notes, wherever situated.

In the event there shall be pending proceedings for the bankruptcy or for the reorganization of the Company or any other obligor on the Notes under Title 11 of the United States Code, or any other applicable law, or in case a receiver, assignee or trustee in bankruptcy or reorganization, liquidator, sequestrator or similar official shall have been appointed for or taken possession of the Company or such other obligor, the property of the Company or such other obligor, or in the event of any other judicial proceedings relative to the Company or such other obligor, or to the creditors or property of the Company or such other obligor, the Trustee, irrespective of whether the principal amount of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section 6.04, shall be entitled and empowered, by intervention in such proceedings or otherwise, to file and prove a claim or claims for the whole principal amount and amount of accrued and unpaid interest, if any, in respect of the Notes, and, in case of any judicial proceedings, to file such proofs of claim and other papers or documents and to take such other actions as it may deem necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceedings relative to the Company or any other obligor on the Notes, its or their creditors, or its or their property, and to collect and receive any monies or other property payable or deliverable on any such claims, and to distribute the same after the deduction of any amounts due to the Trustee under Section 7.06; and any receiver, assignee or trustee in bankruptcy or reorganization, liquidator, custodian or similar official is hereby authorized by each of the Holders to make such payments to the Trustee, as administrative expenses, and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for reasonable compensation, expenses, advances and disbursements, including agents and counsel fees, and including any other amounts due to the Trustee under Section 7.06, incurred by it up to the date of such distribution. To the extent that such payment of reasonable compensation, expenses, advances and disbursements out of the estate in any such proceedings shall be denied for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, monies, securities and other property that the Holders of the Notes may be entitled to receive in such proceedings, whether in liquidation or under any plan of reorganization or arrangement or otherwise.

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Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting such Holder or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

All rights of action and of asserting claims under this Indenture, or under any of the Notes, may be enforced by the Trustee without the possession of any of the Notes, or the production thereof at any trial or other proceeding relative thereto, and any such suit or proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Notes.

In any proceedings brought by the Trustee (and in any proceedings involving the interpretation of any provision of this Indenture to which the Trustee shall be a party) the Trustee shall be held to represent all the Holders of the Notes, and it shall not be necessary to make any Holders of the Notes parties to any such proceedings.

In case the Trustee shall have proceeded to enforce any right under this Indenture and such proceedings shall have been discontinued or abandoned because of any waiver pursuant to Section 6.09 or any rescission and annulment pursuant to Section 6.02 or for any other reason or shall have been determined adversely to the Trustee, then and in every such case the Company, the Holders and the Trustee shall, subject to any determination in such proceeding, be restored respectively to their several positions and rights hereunder, and all rights, remedies and powers of the Company, the Holders and the Trustee shall continue as though no such proceeding had been instituted.

Section 6.05 Application of Monies Collected by Trustee. Any monies collected by the Trustee pursuant to this Article 6 with respect to the Notes shall be applied in the following order, at the date or dates fixed by the Trustee for the distribution of such monies, upon presentation of the several Notes, and stamping thereon the payment, if only partially paid, and upon surrender thereof, if fully paid:

First, to the payment of all amounts due the Trustee, including its agents and counsel, under Section 7.06;

Second, in case the principal of the outstanding Notes shall not have become due and be unpaid, to the payment of any interest on the Notes in default in the order of the date due of the payments of such interest with interest (to the extent that such interest has been collected by the Trustee) payable upon such overdue payments at the rate borne by the Notes at such time, such payments to be made ratably to the Persons entitled thereto;

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Third, in case the principal of the outstanding Notes shall have become due, by declaration or otherwise, and be unpaid to the payment of the whole amount (including, if applicable, the payment of the Fundamental Change Repurchase Price and the Tax Redemption Price) then owing and unpaid upon the Notes for principal and interest, if any, with interest on the overdue principal and, to the extent that such interest has been collected by the Trustee, upon overdue installments of interest at the rate borne by the Notes at such time, and in case such monies shall be insufficient to pay in full the whole amounts so due and unpaid upon the Notes, then to the payment of such principal (including, if applicable, the Fundamental Change Repurchase Price and the Tax Redemption Price) and interest without preference or priority of principal over interest, or of interest over principal or of any installment of interest over any other installment of interest, or of any Note over any other Note, ratably to the aggregate of such principal (including, if applicable, the Fundamental Change Repurchase Price) and accrued and unpaid interest; and

Fourth, to the payment of the remainder, if any, to the Company.

Section 6.06 Proceedings by Holders. Except to enforce the right to receive payment of principal (including, if applicable, the Fundamental Change Repurchase Price and the Tax Redemption Price), premium or interest when due, no Holder of any Note shall have any right by virtue of or by availing of any provision of this Indenture to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Indenture, or for the appointment of a receiver, trustee, liquidator, custodian or other similar official, or for any other remedy hereunder, unless:

(a) such Holder previously shall have given to the Trustee written notice of an Event of Default and of the continuance thereof, as herein provided;

(b) Holders of at least 25% in aggregate principal amount of the Notes then outstanding shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder;

(c) such Holders shall have offered, and, if requested, provided, to the Trustee such security or indemnity satisfactory to the Trustee against any loss, liability or expense to be incurred therein or thereby;

(d) the Trustee for thirty (30) days after its receipt of such notice, request and such security or indemnity, shall have neglected or refused to institute any such action, suit or proceeding; and

(e) no direction that, in the opinion of the Trustee, is inconsistent with such written request shall have been given to the Trustee by the Holders of a majority of the aggregate principal amount of the Notes then outstanding within such thirty (30) day period pursuant to Section 6.09, it being understood and intended, and being expressly covenanted by the taker and Holder of every Note with every other taker and Holder and the Trustee that no one or more Holders shall have any right in any manner whatever by virtue of or by availing of any provision of this Indenture to affect, disturb or prejudice the rights of any other Holder (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not such actions or forbearances are prejudicial to any other Holder), or to obtain or seek to obtain priority over or preference to any other such Holder, or to enforce any right under this Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all Holders (except as otherwise provided herein). For the protection and enforcement of this Section 6.06, each and every Holder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Notwithstanding any other provision of this Indenture and any provision of any Note, each Holder shall have the contractual right to receive payment of the principal (including the Fundamental Change Repurchase Price and the Tax Redemption Price, if applicable) of, accrued and unpaid interest, if any, on, such Note, on or after the respective due dates expressed or provided for in such Note or in this Indenture, and the contractual right to institute suit for the enforcement of any such payment, on or after such respective dates, shall not be amended without the consent of each Holder.

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Section 6.07 Proceedings by Trustee. In case of an Event of Default, the Trustee may in its discretion proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as are necessary to protect and enforce any of such rights, either by suit in equity or by action at law or by proceeding in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture, or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law.

Section 6.08 Remedies Cumulative and Continuing. Except as provided in the last paragraph of Section 2.06 and in Section 6.03, all powers and remedies given by this Article 6 to the Trustee or to the Holders shall, to the extent permitted by law, be deemed cumulative and not exclusive of any thereof or of any other powers and remedies available to the Trustee or the Holders of the Notes, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained in this Indenture, and no delay or omission of the Trustee or of any Holder of any of the Notes to exercise any right or power accruing upon any Default or Event of Default shall impair any such right or power, or shall be construed to be a waiver of any such Default or Event of Default or any acquiescence therein; and, subject to the provisions of Section 6.06, every power and remedy given by this Article 6 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Holders. The Trustee may maintain a proceeding even if it does not possess any Notes or does not produce any Notes in the proceeding.

Section 6.09 Direction of Proceedings and Waiver of Defaults by Majority of Holders. The Holders of a majority of the aggregate principal amount of the Notes at the time outstanding determined in accordance with Section 8.04 shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes; provided, however, that (a) such direction shall not be in conflict with any rule of law or with this Indenture, and (b) the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction. The Trustee may refuse to follow any direction that it determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability or for which it has not received indemnity or security satisfactory to the Trustee against loss, liability or expense (it being understood that the Trustee does not have an affirmative duty to determine whether any direction is prejudicial to any Holder).

The Holders of a majority in aggregate principal amount of the Notes at the time outstanding determined in accordance with Section 8.04 may on behalf of the Holders of all of the Notes (x) waive any past Default or Event of Default hereunder and its consequences except any continuing defaults relating to (i) a default in the payment of the principal (including any Fundamental Change Repurchase Price and any Tax Redemption Price) of, the Notes when due that has not been cured pursuant to the provisions of Section 6.01, or (ii) a default in respect of a covenant or provision hereof which under Article 10 cannot be modified or amended without the consent of each Holder of an outstanding Note affected; and (y) rescind any resulting acceleration of the Notes and its consequences if (i) such rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (ii) all existing Events of Default (other than nonpayment of the principal of, and interest on, the Notes that have become due solely by such acceleration) have been cured or waived. Upon any such waiver the Company, the Trustee and the Holders of the Notes shall be restored to their former positions and rights hereunder; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon. Whenever any Default or Event of Default hereunder shall have been waived as permitted by this Section 6.09, said Default or Event of Default shall for all purposes of the Notes and this Indenture be deemed to have been cured and to be not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

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Section 6.10 Notice of Defaults. The Trustee shall, after the occurrence and continuance of a Default of which a Responsible Officer has actual knowledge, deliver to all Holders notice of such Default within ninety (90) days after such Responsible Officer obtains such knowledge, unless such Defaults shall have been cured or waived before the giving of such notice; provided that, except in the case of a Default in the payment of the principal of (including the Fundamental Change Repurchase Price, if applicable), or accrued and unpaid interest on, any of the Notes, the Trustee shall be protected in withholding such notice if and so long as a Responsible Officer of the Trustee in good faith determines that the withholding of such notice is in the interests of the Holders.

Section 6.11 Undertaking to Pay Costs. All parties to this Indenture agree, and each Holder of any Note by its acceptance thereof shall be deemed to have agreed, that any court may, in its discretion, require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; provided that the provisions of this Section 6.11 (to the extent permitted by law) shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the Notes at the time outstanding determined in accordance with Section 8.04, or to any suit instituted by any Holder for the enforcement of the payment of the principal of or accrued and unpaid interest, if any, on any Note (including, but not limited to, the Fundamental Change Repurchase Price and the Tax Redemption Price, if applicable) on or after the due date expressed or provided for in such Note.

ARTICLE 7

CONCERNING THE TRUSTEE

Section 7.01 Duties and Responsibilities of Trustee. The Trustee, prior to the occurrence of an Event of Default and after the curing or waiver of all Events of Default that may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture. If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs; provided that if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under this Indenture at the request or direction of any of the Holders unless such Holders have offered, and if requested, provided to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense that might be incurred by it in compliance with such request or direction.

No provision of this Indenture shall be construed to relieve the Trustee from liability for its own grossly negligent action, its own grossly negligent failure to act or its own willful misconduct, except that:

(a) prior to the occurrence of an Event of Default and after the curing or waiving of all Events of Default that may have occurred:

(i) the duties and obligations of the Trustee shall be determined solely by the express provisions of this Indenture, and the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

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(ii) in the absence of gross negligence or willful misconduct of the Trustee, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but, in the case of any such certificates or opinions that by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of any mathematical calculations or other facts stated therein);

(b) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Officers of the Trustee, unless it shall be proved that the Trustee was grossly negligent in ascertaining the pertinent facts;

(c) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of not less than a majority of the aggregate principal amount of the Notes at the time outstanding determined as provided in Section 8.04 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture;

(d) whether or not therein provided, every provision of this Indenture relating to the conduct or affecting the liability of, or affording protection to, the Trustee shall be subject to the provisions of this Section 7.01;

(e) the Trustee shall not be liable in respect of any payment (as to the correctness of amount, entitlement to receive or any other matters relating to payment) or notice effected by the Company or any Paying Agent or any records maintained by any co-Note Registrar with respect to the Notes;

(f) if any party fails to deliver a notice relating to an event the fact of which, pursuant to this Indenture, requires notice to be sent to the Trustee, the Trustee may conclusively rely on its failure to receive such notice as reason to act as if no such event occurred, unless a Responsible Officer of the Trustee had actual knowledge of such event;

(g) in the absence of written investment direction from the Company, all cash received by the Trustee shall be placed in a non-interest bearing trust account, and in no event shall the Trustee be liable for the selection of investments or for investment losses incurred thereon or for losses incurred as a result of the liquidation of any such investment prior to its maturity date or the failure of the party directing such investments prior to its maturity date or the failure of the party directing such investment to provide timely written investment direction, and the Trustee shall have no obligation to invest or reinvest any amounts held hereunder in the absence of such written investment direction from the Company; and

(h) in the event that the Trustee is also acting as Custodian, Note Registrar, Paying Agent or transfer agent hereunder, the rights and protections afforded to the Trustee pursuant to this Article 7 shall also be afforded to such Custodian, Note Registrar, Paying Agent or transfer agent.

None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

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Section 7.02 Reliance on Documents, Opinions, Etc.

(a) The Trustee may conclusively rely and shall be fully protected in acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, judgment, order, bond, note, coupon or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

(b) Any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by an Officer’s Certificate (unless other evidence in respect thereof be herein specifically prescribed); and any Board Resolution may be evidenced to the Trustee by a copy thereof certified by the Secretary or an Assistant Secretary of the Company. Before the Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate or Opinion of Counsel.

(c) The Trustee may consult with counsel and require an Opinion of Counsel and any advice of such counsel or Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or omitted by it hereunder in good faith and in reliance on such advice or Opinion of Counsel.

(d) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, judgment, bond, debenture or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine in its reasonable judgment to make such further inquiry or investigation, it shall be entitled, at a reasonable time on any Business Day after reasonable notice, to examine the books, records and premises of the Company, personally or by agent or attorney at the expense of the Company and shall incur no liability of any kind by reason of such inquiry or investigation.

(e) The Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, custodians, nominees or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent, custodian, nominee or attorney appointed by it with due care hereunder, and the permissive rights of the Trustee enumerated herein shall not be construed as duties.

(f) The Trustee shall not be required to give any bond or surety in respect of the execution of the trusts and powers under this Indenture.

(g) The Trustee may request that the Company deliver an Officer’s Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any Person authorized to sign an Officer’s Certificate, including any Person specified as so authorized in any such certificate previously delivered and not superseded.

(h) The Trustee shall not be deemed to have notice of any Default or Event of Default (except in the case of a Default or Event of Default in payment of scheduled principal of, premium, if any, on or interest on, any Note, where the Trustee is also the Paying Agent) unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a Default or Event of Default (and stating the occurrence of a Default or Event of Default) is actually received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Notes and this Indenture and states that it is a “Notice of Default.”

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(i) The Trustee shall not be responsible or liable for any action it takes or omits to take in good faith which it reasonably believes to be authorized or within its rights or powers.

(j) The Trustee shall not be responsible or liable for any action taken or omitted by it in good faith at the direction of the holders of not less than a majority in principal amount of the Notes as to the time, method and place of conducting any proceedings for any remedy available to the Trustee or the exercising of any power conferred by this Indenture#.

(k) Neither the Trustee nor any of its directors, officers, employees, agents or affiliates shall be responsible for nor have any duty to monitor the performance or any action of the Company, or any of their respective directors, members, officers, agents, affiliates or employee, nor shall it have any liability in connection with the malfeasance or nonfeasance by such party. The Trustee shall not be responsible for any inaccuracy in the information obtained from the Company or for any inaccuracy or omission in the records which may result from such information or any failure by the Trustee to perform its duties as set forth herein as a result of any inaccuracy or incompleteness.

(l) In no event shall the Trustee be responsible or liable for punitive, special, indirect, incidental or any consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action other than any such loss or damage caused by the Trustee’s willful misconduct or gross negligence as determined by a final order of a court of competent jurisdiction. The Trustee shall not be charged with knowledge of any Default or Event of Default with respect to the Notes, unless either (1) a Responsible Officer shall have actual knowledge of such Default or Event of Default or (2) written notice of such Default or Event of Default shall have been actually received by the Trustee at the Corporate Trust Office of the Trustee, from the Company or any Holder of the Notes, and such notice references the Notes and this Indenture and states that is a “Notice of Default.”

(m) Neither the Trustee nor any agent shall have any responsibility or liability for any actions taken or not taken by the Depositary.

(n) Unless a Responsible Officer of the Trustee has received written notice from the Company that Additional Amounts are owing on the Notes, the Trustee may assume no Additional Amounts are payable.

Section 7.03 No Responsibility for Recitals, Etc. The recitals contained herein and in the Notes (except in the Trustee’s certificate of authentication) shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of the same. The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Notes or other transaction documents relating to the Notes and this Indenture. The Trustee shall not be accountable for the use or application by the Company of any Notes or the proceeds of any Notes authenticated and delivered by the Trustee in conformity with the provisions of this Indenture or any money paid to the Company or upon the Company’s direction under any provision of this Indenture.

Section 7.04 Trustee, Paying Agents or Note Registrar May Own Notes. The Trustee, any Paying Agent or Note Registrar (in each case, if other than an Affiliate of the Company), in its individual or any other capacity, may become the owner or pledgee of Notes with the same rights it would have if it were not the Trustee, Paying Agent or Note Registrar.

Section 7.05 Monies and Ordinary Shares to Be Held in Trust. All monies and Ordinary Shares received by the Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received. Money and Ordinary Shares held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as may be agreed from time to time by the Company and the Trustee.

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Section 7.06 Compensation and Expenses of Trustee. The Company covenants and agrees to pay to the Trustee from time to time, and the Trustee shall be entitled to, compensation for all services rendered by it hereunder in any capacity (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust) as mutually agreed to in writing between the Trustee and the Company, and the Company will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any of the provisions of this Indenture in any capacity hereunder (including the compensation and the reasonable expenses and disbursements of its agents and counsel and of all Persons not regularly in its employ) except any such expense, disbursement or advance as shall have been caused by its gross negligence or willful misconduct as determined by a final order of a court of competent jurisdiction. The Company also covenants to indemnify the Trustee in any capacity under this Indenture and any other document or transaction entered into in connection herewith and its agents and any authenticating agent for, and to hold them harmless against, any loss, claim, damage, liability or expense (including attorneys’ fees) incurred and arising out of or in connection with the acceptance or administration of this Indenture or in any other capacity hereunder (whether such claims arise by or against the Company or a third person), including the reasonable costs and expenses of defending themselves against any claim of liability in the premises or enforcing the Company’s obligations hereunder, except for the gross negligence or willful misconduct of the Trustee. The obligations of the Company under this Section 7.06 to compensate or indemnify the Trustee and to pay or reimburse the Trustee for expenses, disbursements and advances shall be secured by a senior lien to which the Notes are hereby made subordinate on all money or property held or collected by the Trustee, except, subject to the effect of Section 6.05, funds held in trust herewith for the benefit of the Holders of particular Notes. The Trustee’s right to receive payment of any amounts due under this Section 7.06 shall not be subordinate to any other liability or indebtedness of the Company. The obligation of the Company under this Section 7.06 shall survive the satisfaction and discharge of this Indenture, the payment of the Notes and the earlier resignation or removal of the Trustee. The Company need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld. The indemnification provided in this Section 7.06 shall extend to the officers, directors, agents and employees of the Trustee.

Without prejudice to any other rights available to the Trustee under applicable law, when the Trustee and its agents and any authenticating agent incur expenses or render services after an Event of Default specified in Section 6.01(h) or Section 6.01(i) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any bankruptcy, insolvency or similar laws.

Section 7.07 Officer’s Certificate as Evidence. Except as otherwise provided in Section 7.01, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of gross negligence or willful misconduct of the Trustee, be deemed to be conclusively proved and established by an Officer’s Certificate delivered to the Trustee, and such Officer’s Certificate, in the absence of gross negligence or willful misconduct of the Trustee, shall be full warrant to the Trustee for any action taken or omitted by it under the provisions of this Indenture upon the faith thereof.

Section 7.08 Eligibility of Trustee. There shall at all times be a Trustee hereunder which shall be a Person that is eligible pursuant to the Trust Indenture Act (as if the Trust Indenture Act were applicable hereto) to act as such and has a combined capital and surplus of at least $50,000,000. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of any supervising or examining authority, then for the purposes of this Section 7.08, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 7.08, it shall resign immediately in the manner and with the effect hereinafter specified in this Article 7.

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Section 7.09 Resignation or Removal of Trustee.

(a) The Trustee may at any time resign by giving written notice of such resignation to the Company. The Trustee may also be removed at any time upon written notice by Holders of not less than a majority in aggregate principal amount of the then outstanding Notes, as determined in accordance with Section 8.04 (the “Requisite Holders”). Upon receiving such notice of resignation or removal, the Company shall promptly notify all Holders, and Requisite Holders may appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor trustee. If no successor trustee shall have been so appointed and have accepted appointment within sixty (60) days after the giving of such notice of resignation or removal (as the case may be), the resigning Trustee may, upon ten (10) Business Days’ notice to the Company and the Holders and at the expense of the Company, petition any court of competent jurisdiction for the appointment of a successor trustee, or any Holder who has been a bona fide holder of a Note or Notes for at least six months (or since the date of this Indenture) may, subject to the provisions of Section 6.11, on behalf of himself or herself and all others similarly situated, petition any such court for the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor trustee.

(b) In case at any time any of the following shall occur:

(i) the Trustee shall cease to be eligible in accordance with the provisions of Section 7.08 and shall fail to resign after written request therefor by the Company or by any such Holder, or

(ii) the Trustee shall become incapable of acting, or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in either case, the Company may by a Board Resolution remove the Trustee and appoint a successor trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor trustee, or, subject to the provisions of Section 6.11, any Holder who has been a bona fide holder of a Note or Notes for at least six months (or since the date of this Indenture) may, on behalf of himself or herself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, remove the Trustee and appoint a successor trustee.

(c) Any resignation or removal of the Trustee and appointment of a successor trustee pursuant to any of the provisions of this Section 7.09 shall become effective upon acceptance of appointment by the successor trustee as provided in Section 7.10.

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Section 7.10 Acceptance by Successor Trustee. Any successor trustee appointed as provided in Section 7.09 shall execute, acknowledge and deliver to the Company and to its predecessor trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor hereunder, with like effect as if originally named as Trustee herein; but, nevertheless, on the written request of the Company or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of Section 7.06, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon request of any such successor trustee, the Company shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Any trustee ceasing to act shall, nevertheless, retain a senior lien to which the Notes are hereby made subordinate on all money or property held or collected by such trustee as such, except for funds held in trust for the benefit of Holders of particular Notes, to secure any amounts then due it pursuant to the provisions of Section 7.06.

No successor trustee shall accept appointment as provided in this Section 7.10 unless at the time of such acceptance such successor trustee shall be eligible under the provisions of Section 7.08.

Upon acceptance of appointment by a successor trustee as provided in this Section 7.10, each of the Company and the successor trustee, at the written direction and at the expense of the Company shall deliver or cause to be delivered notice of the succession of such trustee hereunder to the Holders. If the Company fails to deliver such notice within ten (10) days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be delivered at the expense of the Company.

Section 7.11 Succession by Merger, Etc.. Any corporation or other entity into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation or other entity resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation or other entity succeeding to all or substantially all of the corporate trust business of the Trustee (including the administration of this Indenture), shall be the successor to the Trustee hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided that in the case of any corporation or other entity succeeding to all or substantially all of the corporate trust business of the Trustee such corporation or other entity shall be eligible under the provisions of Section 7.08.

In case at the time such successor to the Trustee shall succeed to the trusts created by this Indenture, any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee or authenticating agent appointed by such predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee or an authenticating agent appointed by such successor trustee may authenticate such Notes either in the name of any predecessor trustee hereunder or in the name of the successor trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Notes or in this Indenture provided that the certificate of the Trustee shall have; provided, however, that the right to adopt the certificate of authentication of any predecessor trustee or to authenticate Notes in the name of any predecessor trustee shall apply only to its successor or successors by merger, conversion or consolidation.

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Section 7.12 Trustee’s Application for Instructions from the Company. Any application by the Trustee for written instructions from the Company (other than with regard to any action proposed to be taken or omitted to be taken by the Trustee that affects the rights of the Holders of the Notes under this Indenture) may, at the option of the Trustee, set forth in writing any action proposed to be taken or omitted by the Trustee under this Indenture and the date on and/or after which such action shall be taken or such omission shall be effective. The Trustee shall not be liable to the Company for any action taken by, or omission of, the Trustee in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than three (3) Business Days after the date any officer that the Company has indicated to the Trustee should receive such application actually receives such application, unless any such officer shall have consented in writing to any earlier date), unless, prior to taking any such action (or the effective date in the case of any omission), the Trustee shall have received written instructions in accordance with this Indenture in response to such application specifying the action to be taken or omitted.

ARTICLE 8

CONCERNING THE HOLDERS

Section 8.01 Action by Holders. Whenever in this Indenture it is provided that the Holders of a specified percentage of the aggregate principal amount of the Notes may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action), the fact that at the time of taking any such action, the Holders of such specified percentage have joined therein may be evidenced (a) by any instrument or any number of instruments of similar tenor executed by Holders in person or by agent or proxy appointed in writing, or (b) by the record of the Holders voting in favor thereof at any meeting of Holders duly called and held in accordance with the provisions of Article 9, or (c) by a combination of such instrument or instruments and any such record of such a meeting of Holders. Whenever the Company or the Trustee solicits the taking of any action by the Holders of the Notes, the Company or the Trustee, as applicable, may, but shall not be required to, fix in advance of such solicitation, a date as the record date for determining Holders entitled to take such action. The record date if one is selected shall be not more than fifteen (15) days prior to the date of commencement of solicitation of such action.

Section 8.02 Proof of Execution by Holders. Subject to the provisions of Section 7.01, Section 7.02 and Section 9.05, proof of the execution of any instrument by a Holder or its agent or proxy shall be sufficient if made in accordance with such reasonable rules and regulations as may be prescribed by the Trustee or in such manner as shall be satisfactory to the Trustee. The holding of Notes shall be proved by the Note Register or by a certificate of the Note Registrar. The record of any Holders’ meeting shall be proved in the manner provided in Section 9.06.

Section 8.03 Who Are Deemed Absolute Owners. The Company, the Trustee, any authenticating agent, any Paying Agent and any Note Registrar may deem the Person in whose name a Note shall be registered upon the Note Register to be, and may treat it as, the absolute owner of such Note (whether or not such Note shall be overdue and notwithstanding any notation of ownership or other writing thereon made by any Person other than the Company or any Note Registrar) for the purpose of receiving payment of or on account of the principal (including any Fundamental Change Repurchase Price and any Tax Redemption Price) of and (subject to Section 2.03) accrued and unpaid interest on such Note and for all other purposes; and neither the Company nor the Trustee nor any Paying Agent nor any Note Registrar shall be affected by any notice to the contrary. The sole registered holder of a Global Note shall be the Depositary or its nominee. All such payments or deliveries so made to any Holder for the time being, or upon its order, shall be valid, and, to the extent of the sums so paid, effectual to satisfy and discharge the liability for monies payable upon any such Note. Notwithstanding anything to the contrary in this Indenture or the Notes following an Event of Default, any holder of a beneficial interest in a Global Note may directly enforce against the Company, without the consent, solicitation, proxy, authorization or any other action of the Depositary or any other Person, such holder’s right to exchange such beneficial interest for a Note in certificated form in accordance with the provisions of this Indenture.

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Section 8.04 Company-Owned Notes Disregarded. In determining whether the Holders of the requisite aggregate principal amount of Notes have concurred in any direction, consent, waiver or other action under this Indenture, Notes that are owned by the Company, by any Subsidiary thereof or by any Affiliate of the Company or any Subsidiary thereof shall be disregarded and deemed not to be outstanding for the purpose of any such determination; provided that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, consent, waiver or other action only Notes that a Responsible Officer actually knows are so owned shall be so disregarded. Notes so owned that have been pledged in good faith may be regarded as outstanding for the purposes of this Section 8.04 if the pledgee shall establish to the satisfaction of the Trustee the pledgee’s right to so act with respect to such Notes and that the pledgee is not the Company, a Subsidiary thereof or an Affiliate of the Company or a Subsidiary thereof. In the case of a dispute as to such right, any decision by the Trustee taken upon the advice of counsel shall be full protection to the Trustee. Upon request of the Trustee, the Company shall furnish to the Trustee promptly an Officer’s Certificate listing and identifying all Notes, if any, known by the Company to be owned or held by or for the account of any of the above described Persons; and, subject to Section 7.01, the Trustee shall be entitled to accept such Officer’s Certificate as conclusive evidence of the facts therein set forth and of the fact that all Notes not listed therein are outstanding for the purpose of any such determination.

Section 8.05 Revocation of Consents; Future Holders Bound. At any time prior to (but not after) the evidencing to the Trustee, as provided in Section 8.01, of the taking of any action by the Holders of the percentage of the aggregate principal amount of the Notes specified in this Indenture in connection with such action, any Holder of a Note that is shown by the evidence to be included in the Notes the Holders of which have consented to such action may, by filing written notice with the Trustee at its Corporate Trust Office and upon proof of holding as provided in Section 8.02, revoke such action so far as concerns such Note. Except as aforesaid, any such action taken by the Holder of any Note shall be conclusive and binding upon such Holder and upon all future Holders and owners of such Note and of any Notes issued in exchange or substitution therefor or upon registration of transfer thereof, irrespective of whether any notation in regard thereto is made upon such Note or any Note issued in exchange or substitution therefor or upon registration of transfer thereof.

ARTICLE 9

HOLDERS’ MEETINGS

Section 9.01 Purpose of Meetings. A meeting of Holders may be called at any time and from time to time pursuant to the provisions of this Article 9 for any of the following purposes:

(a) to give any notice to the Company or to the Trustee or to give any directions to the Trustee permitted under this Indenture, or to consent to the waiving of any Default or Event of Default hereunder (in each case, as permitted under this Indenture) and its consequences, or to take any other action authorized to be taken by Holders pursuant to any of the provisions of Article 6;

(b) to remove the Trustee and nominate a successor trustee pursuant to the provisions of Article 7;

(c) to consent to the execution of an indenture or indentures supplemental hereto pursuant to the provisions of Section 10.02; or

(d) to take any other action authorized to be taken by or on behalf of the Holders of any specified aggregate principal amount of the Notes under any other provision of this Indenture or under applicable law.

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Section 9.02 Call of Meetings by Trustee. The Trustee may at any time call a meeting of Holders to take any action specified in Section 9.01, to be held at such time and at such place as the Trustee shall determine. Notice of every meeting of the Holders, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting and the establishment of any record date pursuant to Section 8.01, shall be delivered to Holders of such Notes. Such general notice shall also be delivered to the Company. Such notices shall be delivered not less than twenty (20) nor more than ninety (90) days prior to the date fixed for the meeting.

Any meeting of Holders shall be valid without notice if the Holders of all Notes then outstanding are present in person or by proxy or if notice is waived before or after the meeting by the Holders of all Notes then outstanding, and if the Company and the Trustee are either present by duly authorized representatives or have, before or after the meeting, waived notice.

Section 9.03 Call of Meetings by Company or Holders. In case at any time the Company or the Holders of at least twenty-five (25%) of the aggregate principal amount of the Notes then outstanding shall have requested the Trustee to call a meeting of Holders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have delivered the notice of such meeting promptly and in any event within twenty (20) days after receipt of such request, then the Company or such Holders may determine the time and the place for such meeting and may call such meeting to take any action authorized in Section 9.01, by delivering notice thereof as provided in Section 9.02.

Section 9.04 Qualifications for Voting. To be entitled to vote at any meeting of Holders a Person must (a) be a Holder of one or more Notes on the record date pertaining to such meeting or (b) be a Person appointed by an instrument in writing as proxy by a Holder of one or more Notes on the record date pertaining to such meeting. The only Persons who shall be entitled to be present or to speak at any meeting of Holders shall be the Persons entitled to vote at such meeting and their counsel and any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

Section 9.05 Regulations. Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders, in regard to proof of the holding of Notes and of the appointment of proxies, and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall think fit.

The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Holders as provided in Section 9.03, in which case the Company or the Holders calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Holders of a majority in aggregate principal amount of the Notes represented at the meeting and entitled to vote at the meeting.

Subject to the provisions of Section 8.04, at any meeting of Holders each Holder or proxyholder shall be entitled to one vote for each $1,000 principal amount of Notes held or represented by him or her; provided, however, that no vote shall be cast or counted at any meeting in respect of any Note challenged as not outstanding and ruled by the chairman of the meeting to be not outstanding. The chairman of the meeting shall have no right to vote other than by virtue of Notes held by it or instruments in writing as aforesaid duly designating it as the proxy to vote on behalf of other Holders. Any meeting of Holders duly called pursuant to the provisions of Section 9.02 or Section 9.03 may be adjourned from time to time by the Holders of a majority of the aggregate principal amount of Notes represented at the meeting, whether or not constituting a quorum, and the meeting may be held as so adjourned without further notice.

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Section 9.06 Voting. The vote upon any resolution submitted to any meeting of Holders shall be by written ballot on which shall be subscribed the signatures of the Holders or of their representatives by proxy and the outstanding aggregate principal amount of the Notes held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record in duplicate of the proceedings of each meeting of Holders shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more Persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was delivered as provided in Section 9.02. The record shall show the aggregate principal amount of the Notes voting in favor of or against any resolution. The record shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one of the duplicates shall be delivered to the Company and the other to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting.

Any record so signed and verified shall be conclusive evidence of the matters therein stated.

Section 9.07 No Delay of Rights by Meeting. Nothing contained in this Article 9 shall be deemed or construed to authorize or permit, by reason of any call of a meeting of Holders or any rights expressly or impliedly conferred hereunder to make such call, any hindrance or delay in the exercise of any right or rights conferred upon or reserved to the Trustee or to the Holders under any of the provisions of this Indenture or of the Notes. Nothing contained in this Article 9 shall be deemed or construed to limit any Holder’s actions pursuant to the Applicable Procedures of the Depositary so long as the Notes are Global Notes.

ARTICLE 10

SUPPLEMENTAL INDENTURES

Section 10.01 Supplemental Indentures Without Consent of Holders. Without the consent of any Holder, the Company, when authorized by a resolution of its Board of Directors, and the Trustee, at the Company’s sole expense, may from time to time and at any time amend or supplement this Indenture or the Notes in writing for one or more of the following purposes:

(a) to cure any ambiguity, omission, defect or inconsistency;

(b) to provide for the assumption by a successor Person of the obligations of the Company under this Indenture or the Notes in accordance with this Indenture;

(c) to add guarantees with respect to the Notes;

(d) to further secure the Notes;

(e) to add to the covenants or Events of Default of the Company for the benefit of the Holders or surrender any right or power conferred upon the Company;

(f) to make any change that, as determined by the Board of Directors of the Company in good faith, does not adversely affect the rights of any Holder hereunder;

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(g) to comply with any requirement of the Commission in connection with the qualification of this Indenture under the Trust Indenture Act to the extent this Indenture is qualified thereunder;

(h) to provide for the appointment of a successor Trustee, Note Registrar or, Paying Agent;

(i) to make PIK Payments (including the issuance of PIK Notes) or facilitate the same;

(j) to comply with the rules of any applicable securities depositary in a manner that does not adversely affect the rights of any Holder; or

(k) to make any change to comply with rules of the Depositary, so long as such change does not adversely affect the rights of any Holder, as certified in good faith by the Company in an Officer’s Certificate.

Upon the written request of the Company and subject to Section 10.05, the Trustee is hereby authorized to, and shall, join with the Company in the execution of any such supplemental indenture, to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee shall not be obligated to, but may in its discretion, enter into any supplemental indenture that affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

Any supplemental indenture authorized by the provisions of this Section 10.01 may be executed by the Company and the Trustee without the consent of the Holders of any of the Notes at the time outstanding, notwithstanding any of the provisions of Section 10.02.

Section 10.02 Supplemental Indentures with Consent of Holders. With the consent (evidenced as provided in Article 8) of the Holders of at least a majority of the aggregate principal amount of the Notes then outstanding (determined in accordance with Article 8 and including, without limitation, consents obtained in connection with a repurchase of, or tender or exchange offer for, Notes), the Company, when authorized by a resolution of its Board of Directors and the Trustee, at the Company’s sole expense, may from time to time and at any time enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture (except as otherwise provided in Section 10.01), any supplemental indenture or the Notes or of modifying in any manner the rights of the Holders; provided, however, that, without the consent of each Holder of an outstanding Note affected, no such supplemental indenture shall:

(a) reduce the principal amount of Notes whose Holders must consent to an amendment;

(b) reduce the rate of or extend the stated time for payment of interest, including any default interest, on any Note;

(c) reduce the principal amount of any Notes or extend the Maturity Date of any Note;

(d) reduce the Fundamental Change Repurchase Price of any Note or amend or modify in any manner adverse to the Holders the Company’s obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(e) make any Note payable in a currency, in a form, or at a place of payment, other than that stated in the Note;

(f) change the ranking or priority of the Notes or release any of the Collateral other than pursuant to the express provisions of this Indenture;

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(g) impair the right of any Holder to institute suit for the enforcement right to receive payment or delivery, as the case may be, of the principal (including the Fundamental Change Repurchase Price, if applicable) of, accrued and unpaid interest, if any, on, its Notes, on or after the respective due dates expressed or provided for in the Notes or this Indenture;

(h) make any change in this Article 10 that requires each Holder’s consent or in the waiver provisions in Section 6.02 or Section 6.09; or

(i) reduce the principal amount of Notes whose Holders must consent to provide for the issuance of additional Notes for a purpose other than refinancing Existing Notes.

Upon the written request of the Company, and upon the delivery to the Trustee of evidence of the consent of Holders as aforesaid and subject to Section 10.05, the Trustee shall join with the Company in the execution of such supplemental indenture unless such supplemental indenture affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such supplemental indenture.

Holders do not need under this Section 10.02 to approve the particular form of any proposed supplemental indenture. It shall be sufficient if such Holders approve the substance thereof. After any such supplemental indenture becomes effective, the Company shall deliver to the Holders a notice briefly describing such supplemental indenture. However, the failure to give such notice to all the Holders, or any defect in the notice, will not impair or affect the validity of the supplemental indenture.

Section 10.03 Effect of Supplemental Indentures. Upon the execution of any supplemental indenture pursuant to the provisions of this Article 10, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitation of rights, obligations, duties and immunities under this Indenture of the Trustee, the Company and the Holders shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

Section 10.04 Notation on Notes. Notes authenticated and delivered after the execution of any supplemental indenture pursuant to the provisions of this Article 10 may, at the Company’s expense, bear a notation as to any matter provided for in such supplemental indenture. If the Company or the Trustee shall so determine, new Notes so modified as to conform, in the opinion of the Board of Directors of the Company, to any modification of this Indenture contained in any such supplemental indenture may, at the Company’s expense, be prepared and executed by the Company, authenticated, upon receipt of a Company Order, by the Trustee (or an authenticating agent duly appointed by the Trustee pursuant to Section 17.10) and delivered in exchange for the Notes then outstanding, upon surrender of such Notes then outstanding.

Section 10.05 Evidence of Compliance of Supplemental Indenture to Be Furnished Trustee. In addition to the documents required by Section 17.06, the Trustee shall receive an Officer’s Certificate and an Opinion of Counsel from outside legal counsel of recognized standing as conclusive evidence that any supplemental indenture executed pursuant hereto complies with the requirements of this Article 10 and is permitted or authorized by this Indenture and such Opinion of Counsel shall include a customary legal opinion stating that such supplemental indenture is the valid and binding obligation of the Company, subject to customary exceptions and qualifications.

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ARTICLE 11

CONSOLIDATION, MERGER, SALE, CONVEYANCE AND LEASE

Section 11.01 Company May Consolidate, Etc. on Certain Terms. Subject to the provisions of Section 11.02, the Company shall not consolidate with, merge with or into, or sell, convey, transfer or lease, all or substantially all of the consolidated assets of the Company and the Company’s Subsidiaries, taken as a whole, to another Person, unless:

(a) the resulting, surviving or transferee Person (the “Successor Company”), if not the Company, shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia or England and Wales, and the Successor Company (if not the Company) shall expressly assume, by supplemental indenture all of the obligations of the Company under the Notes and this Indenture (including, for the avoidance of doubt, the obligation to pay Additional Amounts pursuant to Section 4.03);

(b) immediately after giving effect to such transaction, no Event of Default shall have occurred and be continuing under this Indenture; and

(c) if the Company is not the Successor Company, the Successor Company shall have delivered to the Trustee an Officer’s Certificate and Opinion of Counsel from outside legal counsel of recognized standing, each stating that such consolidation, merger, sale, conveyance, transfer or lease complies with this Indenture and that such supplemental indenture is authorized or permitted by this Indenture and such Opinion of Counsel stating that the supplemental indenture is the valid and binding obligation of the Successor Company, subject to customary exceptions and qualifications.

For purposes of this Section 11.01, the sale, conveyance, transfer or lease of all or substantially all of the assets of one or more Subsidiaries of the Company to another Person, which assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the assets of the Company on a consolidated basis, shall be deemed to be the sale, conveyance, transfer or lease of all or substantially all of the assets of the Company to another Person.

Section 11.02 Successor Corporation to Be Substituted. In case of any such consolidation, merger, sale, conveyance, transfer or lease and upon the assumption by the Successor Company (if other than the Company), by supplemental indenture, executed and delivered to the Trustee and reasonably satisfactory in form to the Trustee, of the due and punctual payment of the principal of and accrued and unpaid interest on all of the Notes, the due and punctual delivery and the due and punctual performance of all of the covenants and conditions of this Indenture to be performed by the Company, such Successor Company (if not the Company) shall succeed to and, except in the case of a lease of all or substantially all of the consolidated assets of the Company and the Company’s Subsidiaries, taken as a whole, shall be substituted for the Company, with the same effect as if it had been named herein as the party of the first part, and the Company shall be discharged from its obligations under the Notes and this Indenture (except in the case of a lease of all or substantially all of the consolidated assets of the Company and the Company’s Subsidiaries, taken as a whole). Such Successor Company thereupon may cause to be signed, and may issue either in its own name or in the name of the Company any or all of the Notes issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee; and, upon the order of such Successor Company instead of the Company and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee shall authenticate and shall deliver, or cause to be authenticated and delivered, any Notes that previously shall have been signed and delivered by the Officers of the Company to the Trustee for authentication, and any Notes that such Successor Company thereafter shall cause to be signed and delivered to the Trustee for that purpose. All the Notes so issued shall in all respects have the same legal rank and benefit under this Indenture as the Notes theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Notes had been issued at the date of the execution hereof. In the event of any such consolidation, merger, sale, conveyance or transfer (but not in the case of a lease), upon compliance with this Article 11 the Person named as the “Company” in the first paragraph of this Indenture (or any successor that shall thereafter have become such in the manner prescribed in this Article 11) may be dissolved, wound up and liquidated at any time thereafter and, except in the case of a lease, such Person shall be released from its liabilities as obligor and maker of the Notes and from its obligations under this Indenture and the Notes.

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In case of any such consolidation, merger, sale, conveyance, transfer or lease, such changes in phraseology and form (but not in substance) may be made in the Notes thereafter to be issued as may be appropriate.

Section 11.03 Opinion of Counsel to Be Given to Trustee. The Company shall deliver, or cause to be delivered, to the Trustee an Officer’s Certificate and an Opinion of Counsel from outside legal counsel of recognized standing, each to the effect that any such consolidation, merger, sale, conveyance, transfer or lease complies with the requirements of this Indenture.

ARTICLE 12

IMMUNITY OF INCORPORATORS, SHAREHOLDERS, OFFICERS AND DIRECTORS

Section 12.01 Indenture and Notes Solely Corporate Obligations. No recourse for the payment of the principal of or accrued and unpaid interest on any Note, nor for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in this Indenture or in any supplemental indenture or in any Note, nor because of the creation of any indebtedness represented thereby, shall be had against any incorporator, shareholder, employee, agent, Officer or director or Subsidiary, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of the Notes.

ARTICLE 13

REPURCHASE OF NOTES AT OPTION OF HOLDERS

Section 13.01 Repurchase at Option of Holders Upon a Fundamental Change.

(a) If a Fundamental Change occurs at any time prior to the Maturity Date, each Holder shall have the right, at such Holder’s option, to require the Company to repurchase for cash all of such Holder’s Notes, or any portion of the principal amount thereof properly surrendered and not validly withdrawn pursuant to Section 13.03 that is equal to $1,000 or an integral multiple of $1.00 (or if a PIK Payment has been made a minimum of $1.00 or an integral multiple of $1.00), on the date (the “Fundamental Change Repurchase Date”) specified by the Company that is not less than twenty (20) Business Days or more than thirty-five (35) Business Days following the date of the Fundamental Change Company Notice at a repurchase price equal to 101.0% of the principal thereof, plus accrued and unpaid interest thereon, if any, to but excluding, the Fundamental Change Repurchase Date (the “Fundamental Change Repurchase Price”), unless the Fundamental Change Repurchase Date falls after a Regular Record Date but on or prior to the Interest Payment Date to which such Regular Record Date relates, in which case the Company shall instead pay the full amount of accrued and unpaid interest (to, but excluding, such Interest Payment Date) to Holders of record as of such Regular Record Date, and the Fundamental Change Repurchase Price shall be equal to 100.0% of the principal amount of Notes to be repurchased pursuant to this Article 13. The Fundamental Change Repurchase Date shall be subject to postponement in order to allow the Company to comply with applicable law.

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(b) Repurchases of Notes under this Section 13.01 shall be made, at the option of the Holder thereof, upon:

(i) delivery to the Paying Agent by a Holder of a duly completed notice (the “Fundamental Change Repurchase Notice”) in the form set forth in Attachment 2 to the Form of Note attached hereto as Exhibit A, if the Notes are Physical Notes, or in compliance with the Applicable Procedures for surrendering interests in Global Notes, if the Notes are Global Notes, in each case on or before the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date; and

(ii) delivery of the Notes, if the Notes are Physical Notes, to the Paying Agent at any time after delivery of the Fundamental Change Repurchase Notice (together with all necessary endorsements for transfer) at the office of the Paying Agent, or book- entry transfer of the Notes, if the Notes are Global Notes, in compliance with the procedures of the Depositary, in each case such delivery being a condition to receipt by the Holder of the Fundamental Change Repurchase Price therefor.

The Fundamental Change Repurchase Notice in respect of any Notes to be repurchased shall state:

(i) in the case of Physical Notes, the certificate numbers of the Notes to be delivered for repurchase;

(ii) the portion of the principal amount of Notes to be repurchased, which must be in minimum denominations of $1,000 or an integral multiple of $1.00 thereof (or if a PIK Payment has been made a minimum of $1.00 or an integral multiple of $1.00); and

(iii) that the Notes are to be repurchased by the Company pursuant to the applicable provisions of the Notes and this Indenture;

provided, however, that if the Notes are Global Notes, the Fundamental Change Repurchase Notice must comply with the Applicable Procedures.

Notwithstanding anything herein to the contrary, any Holder delivering to the Paying Agent the Fundamental Change Repurchase Notice contemplated by this Section 13.01 shall have the right to withdraw, in whole or in part, such Fundamental Change Repurchase Notice at any time prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date by delivery of a written notice of withdrawal to the Paying Agent in accordance with Section 13.02.

The Paying Agent shall promptly notify the Company of the receipt by it of any Fundamental Change Repurchase Notice or written notice of withdrawal thereof.

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(c) On or before the twentieth (20th) Business Day after the occurrence of the effective date of a Fundamental Change, the Company shall provide to all Holders of Notes, the Trustee and the Paying Agent (in the case of a Paying Agent other than the Trustee) a written notice (the “Fundamental Change Company Notice”) of the occurrence of the effective date of the Fundamental Change and of the resulting repurchase right at the option of the Holders arising as a result thereof. In the case of Physical Notes, such notice shall be by first class mail or, in the case of Global Notes, such notice shall be delivered in accordance with the Applicable Procedures of the Depositary. Each Fundamental Change Company Notice shall specify:

(i) the events causing the Fundamental Change;

(ii) the effective date of the Fundamental Change;

(iii) the last date on which a Holder may exercise the repurchase right pursuant to this Article 13;

(iv) the Fundamental Change Repurchase Price;

(v) the Fundamental Change Repurchase Date;

(vi) the name and address of the Paying Agent, if applicable; and

(vii) the procedures that Holders must follow to require the Company to repurchase their Notes.

No failure of the Company to give the foregoing notices and no defect therein shall limit the Holders’ repurchase rights or affect the validity of the proceedings for the repurchase of the Notes pursuant to this Section 13.01. Simultaneously with providing such notice, the Company will publish such information on its website or through such other public medium as the Company may use at that time.

At the Company’s written request, given at least (5) five days prior to the date the Fundamental Change Company Notice is to be sent, the Trustee shall give such notice in the Company’s name and at the Company’s expense; provided, however, that, in all cases, the text of such Fundamental Change Company Notice shall be prepared by the Company.

(d) Notwithstanding the foregoing, no Notes may be repurchased by the Company on any date at the option of the Holders in connection with a Fundamental Change if the principal of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date (except in the case of an acceleration resulting from a Default by the Company in the payment of the Fundamental Change Repurchase Price with respect to such Notes). The Paying Agent will promptly return to the respective Holders thereof any Physical Notes held by it during the acceleration of the Notes (except in the case of an acceleration resulting from a Default by the Company in the payment of the Fundamental Change Repurchase Price with respect to such Notes), or any instructions for book-entry transfer of the Notes in compliance with the Applicable Procedures shall be deemed to have been cancelled, and, upon such return or cancellation, as the case may be, the Fundamental Change Repurchase Notice with respect thereto shall be deemed to have been withdrawn.

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(e) Notwithstanding anything to the contrary in this Indenture, the Company shall not be required to repurchase, or to make an offer to repurchase, the Notes upon a Fundamental Change if a third party makes such an offer in the same manner, at the same time and otherwise in compliance with the requirements for an offer made by the Company as set forth in this Article 13 (including, without limitation, the requirement to comply with applicable securities laws), and such third party purchases all Notes properly surrendered and not validly withdrawn under its offer in the same manner, at the same time and otherwise in compliance with the requirements for an offer made by the Company as set forth in this Article 13 (including the requirement to pay the Fundamental Change Repurchase Price on the later of the applicable Fundamental Change Repurchase Date and the time of book-entry transfer or delivery of the relevant Notes); provided that the Company shall continue to be obligated to (x) deliver the applicable Fundamental Change Repurchase Notice to the Holders (which Fundamental Change Repurchase Notice shall state that such third party shall make such an offer to purchase the Notes) and to simultaneously with such Fundamental Change Repurchase Notice publish a notice containing such information in a newspaper of general circulation in the City of New York or publish the information on the Company’s website or through such other public medium as the Company may use at that time, (y) comply with applicable securities laws as set forth in this Indenture in connection with any such purchase and (z) pay the applicable Fundamental Change Repurchase Price on the later of the applicable Fundamental Change Repurchase Date and the time of book-entry transfer or delivery of the relevant Notes in the event such third party fails to make such payment in such amount at such time.

(f) For purposes of this Article 13, the Paying Agent may be any agent, depositary, tender agent, paying agent or other agent appointed by the Company to accomplish the purposes set forth herein.

Section 13.02 Withdrawal of Fundamental Change Repurchase Notice. A Fundamental Change Repurchase Notice may be withdrawn (in whole or in part) in respect of Physical Notes by means of a written notice of withdrawal delivered to the office of the Paying Agent in accordance with this Section 13.02 at any time prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date, specifying:

(i) the principal amount of the Notes with respect to which such notice of withdrawal is being submitted, which must be $1,000 or an integral multiple of $1.00 thereof (or if a PIK Payment has been made a minimum of $1.00 or an integral multiple of $1.00),

(ii) if Physical Notes have been issued, the certificate number of the Note in respect of which such notice of withdrawal is being submitted, and

(iii) the principal amount, if any, of such Note that remains subject to the original Fundamental Change Repurchase Notice, which portion must be in a principal amount of $1,000 or an integral multiple of $1.00 in excess thereof (or if a PIK Payment has been made a minimum of $1.00 or an integral multiple of $1.00), provided, however, that if the Notes are Global Notes, the notice of withdrawal must comply with Applicable Procedures of the Depositary.

Section 13.03 Deposit of Fundamental Change Repurchase Price.

(a) The Company will deposit with the Trustee (or other Paying Agent appointed by the Company), or if the Company is acting as its own Paying Agent, set aside, segregate and hold in trust as provided in Section 4.04 on or prior to 11:00 a.m., New York City time, on the Fundamental Change Repurchase Date (subject to extension in order to allow the Company to comply with applicable law) an amount of money sufficient to repurchase all of the Notes to be repurchased at the appropriate Fundamental Change Repurchase Price. Subject to receipt of funds and/or Notes by the Trustee (or other Paying Agent appointed by the Company), payment for Notes surrendered for repurchase (and not validly withdrawn prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date) will be made on the later of (i) the Fundamental Change Repurchase Date (provided the Holder has satisfied the conditions in Section 13.01) and (ii) the time of book-entry transfer or the delivery of such Note to the Trustee (or other Paying Agent appointed by the Company) by the Holder thereof in the manner required by Section 13.01 by mailing checks for the amount payable to the Holders of such Notes entitled thereto as they shall appear in the Note Register; provided, however, that payments to the Depositary shall be made by wire transfer of immediately available funds to the account of the Depositary or its nominee. The Trustee shall, promptly after such payment and upon written demand by the Company, return to the Company any funds in excess of the Fundamental Change Repurchase Price.

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(b) If by 11:00 a.m. New York City time, on the Fundamental Change Repurchase Date, the Trustee (or other Paying Agent appointed by the Company) holds money sufficient to make payment on all the Notes or portions thereof that are to be repurchased on such Fundamental Change Repurchase Date, or, if extended in order to allow the Company to comply with applicable law, such later date, then, with respect to the Notes that have been properly surrendered for repurchase and have not been validly withdrawn in accordance with the provisions of this Indenture and the Applicable Procedures of the Depositary, (i) such Notes will cease to be outstanding, (ii) interest will cease to accrue on such Notes on the Fundamental Change Repurchase Date or, if extended in order to allow the Company to comply with applicable law, such later date (whether or not book-entry transfer of the Notes has been made or the Notes have been delivered to the Trustee or Paying Agent) and (iii) all other rights of the Holders of such Notes with respect to the Notes will terminate on the Fundamental Change Repurchase Date or, if extended in order to allow the Company to comply with applicable law, such later date (other than (x) the right to receive the Fundamental Change Repurchase Price and (y) to the extent not included in the Fundamental Change Repurchase Price, accrued and unpaid interest, if applicable).

(c) Upon surrender of a Physical Note that is to be repurchased in part pursuant to Section 13.01, the Company shall execute and the Trustee shall authenticate and deliver to the Holder a new Physical Note in an authorized denomination equal in principal amount to the unrepurchased portion of the Physical Note surrendered.

Section 13.04 Repurchase of Notes. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Indenture relating to the Company’s obligations to purchase the Notes upon a Fundamental Change, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under such provisions of this Indenture by virtue of such conflict.

ARTICLE 14

REDEMPTION

Section 14.01 No Sinking Fund. No sinking fund is provided for the Notes.

Section 14.02 Right to Redeem the Notes After a Change in Tax Law.

(a) Subject to the terms of this Section 14.02, the Company has the right, at its election, to redeem all, but not less than all, of the Notes, at any time, on a Tax Redemption Date before the Maturity Date, for a cash price equal to the Tax Redemption Price, but only if (1) the Company has (or, on the next Interest Payment Date, would) become obligated to pay any Additional Amounts to Holders as a result of any Change in Tax Law; (2) the Company cannot avoid such obligation by taking reasonable measures available to the Company; (3) the total amount of such Additional Amounts that the Company has or would be obligated to pay to Holders in the aggregate would exceed $400,000; and (4) the Company delivers to the Trustee (x) an Opinion of Counsel from outside legal counsel of recognized standing in the Relevant Taxing Jurisdiction attesting to clause (1) above; and (y) an Officer’s Certificate attesting to clauses (1), (2) and (3) above.

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(b) If the Company calls the Notes for a Tax Redemption, then, notwithstanding anything to the contrary in this Section 14.02 or in Section 4.14, each Holder will have the right to elect (a “Tax Redemption Opt-Out Election”) not to have such Holder’s Notes (or any portion thereof in an authorized denomination) redeemed pursuant to such Tax Redemption, in which case, from and after the Tax Redemption Date for such Tax Redemption (or, if the Company fails to pay the Tax Redemption Price due on such Tax Redemption Date in full, from and after such time as the Company pays such Tax Redemption Price in full), the Company will no longer have any obligation to pay any Additional Amounts with respect to such Notes solely as a result of such Change in Tax Law, and all future payments with respect to such Notes will be subject to the deduction or withholding of such Relevant Taxing Jurisdiction’s taxes required by law to be deducted or withheld as a result of such Change in Tax Law.

(i) To make a Tax Redemption Opt-Out Election with respect to any Note (or any portion thereof in an authorized denomination), the Holder of such Note must (subject, in the case of a Global Note or any portion thereof, to the Applicable Procedures) deliver a notice (a “Tax Redemption Opt-Out Election Notice”) to the Paying Agent before the close of business on the second (2nd) Business Day immediately before the related Tax Redemption Date, which notice must state: (x) if such Note is a Physical Note, the certificate number of such Note; (y) the principal amount of such Note as to which the Tax Redemption Opt-Out Election will apply, which must be an authorized denomination; and (z) that such Holder is making a Tax Redemption Opt-Out Election with respect to such Note (or such portion thereof); provided, however, that if such Note is a Global Note, then such notice must comply with the Applicable Procedures (and any such notice delivered in compliance with the Applicable Procedures will be deemed to satisfy the requirements of this Section 14.02(b)(i)).

(ii) A Holder that has delivered a Tax Redemption Opt-Out Election Notice with respect to any Note (or any portion thereof in an authorized denomination) may (subject, in the case of a Global Note or any portion thereof, to the Applicable Procedures) withdraw such Tax Redemption Opt-Out Election Notice by delivering a withdrawal notice to the Paying Agent at any time before the close of business on the second (2nd) Business Day immediately before the related Tax Redemption Date (or, if the Company fails to pay the Tax Redemption Price due on such Tax Redemption Date in full, at any time until such time as the Company pays such Tax Redemption Price in full), which withdrawal notice must state: (x) if such Note is a Physical Note, the certificate number of such Note; (y) the principal amount of such Note as to which the Tax Redemption Opt-Out Election is being withdrawn, which must be an authorized denomination; and (z) that such Holder is withdrawing the Tax Redemption Opt-Out Election with respect to such Note (or such portion thereof); provided, however, that if such Note is a Global Note, then such withdrawal notice must comply with the Applicable Procedures (and any such withdrawal notice delivered in compliance with the Applicable Procedures will be deemed to satisfy the requirements of this Section 14.02(b)(ii)).

(c) If the principal amount of the Notes has been accelerated and such acceleration has not been rescinded on or before the Tax Redemption Date (including as a result of the payment of the related Tax Redemption Price, and any related interest pursuant to the proviso to Section 14.02(e), on such Tax Redemption Date), then (i) the Company may not call for Tax Redemption or otherwise redeem any Notes pursuant to this Section 14.02; and (ii) the Company will cause any Notes theretofore surrendered for such Tax Redemption to be returned to the Holders thereof (or, if applicable with respect to Global Notes, cancel any instructions for book-entry transfer to the Company, the Trustee or the Paying Agent of the applicable beneficial interests in such Notes in accordance with the Applicable Procedures).

(d) The Tax Redemption Date for any Tax Redemption will be a Business Day of the Company’s choosing that is no more than forty-five (45), nor less than fifteen (15), calendar days after the Tax Redemption Notice Date for such Tax Redemption.

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(e) The Tax Redemption Price for any Note called for Tax Redemption is an amount in cash equal to the principal of such Note plus accrued and unpaid interest on such Note to, but excluding, the Tax Redemption Date for such Tax Redemption; provided, however, that if such Tax Redemption Date is after a Regular Record Date and on or before the next Interest Payment Date, then (i) the Holder of such Note at the close of business on such Regular Record Date will be entitled, notwithstanding such Tax Redemption, to receive, on or, at the Company’s election, before such Interest Payment Date, the unpaid interest that would have accrued on such Note to, but excluding, such Interest Payment Date (assuming, solely for these purposes, that such Note remained outstanding through such Interest Payment Date, if such Tax Redemption Date is before such Interest Payment Date) (including, for the avoidance of doubt, any Additional Amounts with respect to such interest); and (ii) the Tax Redemption Price will not include accrued and unpaid interest on such Note to, but excluding, such Tax Redemption Date (or, for the avoidance of doubt, any Additional Amounts referred to in the preceding parenthetical). For the avoidance of doubt, if an Interest Payment Date is not a Business Day within the meaning of Section 17.07 and such Tax Redemption Date occurs on the Business Day immediately after such Interest Payment Date, then (x) accrued and unpaid interest on Notes to, but excluding, such Interest Payment Date will be paid, in accordance with Section 17.07, on the next succeeding Business Day to Holders as of the close of business on the immediately preceding Regular Record Date; and (y) the Tax Redemption Price will include interest on Notes to be redeemed from, and including, such Interest Payment Date.

(f) To call the Notes for Tax Redemption, the Company must (x) send to each Holder of such Notes, the Trustee and the Paying Agent a written notice of such Tax Redemption (a “Tax Redemption Notice”); and (y) substantially contemporaneously therewith, issue a press release through such national newswire service as the Company then uses (or publish the same through such other widely disseminated public medium as the Company then uses, including its website) containing the information set forth in the Tax Redemption Notice. Such Tax Redemption Notice must state:

(i) that the Notes have been called for Tax Redemption, briefly describing the Company’s Tax Redemption right under this Indenture;

(ii) the Tax Redemption Date for such Tax Redemption;

(iii) the Tax Redemption Price per $1.00 principal amount of Notes for such Tax Redemption (and, if the Tax Redemption Date is after a Regular Record Date and on or before the next Interest Payment Date, the amount, manner and timing of the interest payment payable pursuant to the proviso to Section 14.02(e));

(iv) the name and address of the Paying Agent; and

(v) the CUSIP and ISIN numbers, if any, of the Notes.

On or before the Tax Redemption Notice Date, the Company will send a copy of such Tax Redemption Notice to the Trustee and the Paying Agent.

(g) Without limiting the Company’s obligation to deposit the Tax Redemption Price by the time prescribed by Section 4.01, the Company will cause the Tax Redemption Price for a Note subject to Tax Redemption to be paid to the Holder thereof on or before the applicable Tax Redemption Date. For the avoidance of doubt, interest payable pursuant to the proviso to Section 14.02(e) on any Note subject to Tax Redemption must be paid pursuant to such proviso.

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Section 14.03 Optional Redemption Notice to Trustee. If the Company or its Subsidiaries elect to redeem Notes pursuant to the optional redemption provisions of Section 14.06, they must furnish to the Trustee, at least ten (10) days but not more than 60 days before a Redemption Date, an officer’s certificate setting forth:

(a)	the clause of this Indenture pursuant to which the redemption will occur;

(b)	the Redemption Date;

(c)	the principal amount of Notes to be redeemed; and

(d)	the redemption price.

Promptly upon receipt of such redemption notice from the Company, the Trustee shall notify Holders pursuant to the provisions of Section 17.04. Any optional redemption referenced in such officer’s certificate may be cancelled by the Company at any time prior to notice of redemption being sent to any Holder and thereafter shall be null and void.

Section 14.04 Selection of Notes to Be Optionally Redeemed or Purchased. If less than all of the Notes are to be redeemed pursuant to Section 14.06, the Trustee will select Notes for redemption or purchase (a) if the Notes are in global form, on a pro rata basis, by lot, or by such other method in accordance with the applicable procedures of the Depositary and (b) if the Notes are in definitive form in their entirety, on a pro rata basis (subject to adjustments to maintain the authorized Notes denomination requirements) or by lot, except if otherwise required by Law.

Section 14.05 Deposit of Redemption or Purchase Price.

(a) Prior to 11:00 a.m. New York City Time on the redemption or purchase date, the Company will deposit with the Trustee money sufficient to pay the redemption or purchase price of and accrued interest (including any accrued PIK Interest thereupon), if any, on all Notes (including any PIK Notes) to be redeemed or purchased on that date. The Trustee will promptly return, on or following the applicable redemption or repurchase date, to the Company any money deposited with the Trustee in excess of the amounts necessary to pay the redemption or purchase price of, and accrued interest, in any, on all Notes (including any PIK Notes) to be redeemed or purchased.

(b) If the Company complies with the provisions of the preceding paragraph, on and after the redemption or purchase date, interest will cease to accrue on the Notes or the portions of Notes called for redemption or purchase. If a Note is redeemed or purchased on or after a Regular Record Date but on or prior to the corresponding Interest Payment Date, then any accrued and unpaid interest up to, but excluding, the Redemption Date or purchase date shall be paid on the Redemption Date or purchase date to the Person in whose name such Note was registered at the close of business on such Regular Record Date in accordance with the applicable procedures of DTC. If any Note called for redemption or purchase is not so paid upon surrender for redemption or purchase because of the failure of the Company to comply with the preceding paragraph, interest shall be paid on the unpaid principal, from the redemption or purchase date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01.

Section 14.06 Optional Redemption. At any time prior to the Maturity Date, the Company may redeem the Notes in whole or in part, at its option, upon notice provided in accordance with Section 14.03, at a redemption price (expressed as a percentage of the principal (including any accrued PIK Interest thereupon) amount of the Notes to be redeemed) equal to 100.0% plus the Applicable Premium as of, and accrued and undeclared PIK Interest, if any, to but excluding, the date of redemption (the “Redemption Date”), subject to the rights of the Holders on the relevant Regular Record Date to receive interest due on the relevant Interest Payment Date. If the Notes are accelerated or otherwise become due prior to their Maturity Date, in each case, as a result of an Event of Default (including upon the occurrence of a bankruptcy or insolvency event (including the acceleration of claims by operation of law)), the amount of principal of and premium on the Notes that becomes due and payable shall be equal to 100.0% of the then outstanding Notes (including any PIK Notes) plus the Applicable Premium, as if such acceleration or other occurrence were a optional redemption of the Notes being accelerated or otherwise becoming due.

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COLLATERAL, SECURITY DOCUMENTS AND THE SECURITY AGENT

Section 15.01 Collateral and Security Documents.

(a) The payment obligations of the Company under the Notes and this Indenture will, subject to the Intercreditor Agreement, benefit from the property and assets that secure the obligations under this Indenture and the Notes pursuant to the Security Document (i) by way of a pari passu first priority Lien on the Company Intellectual Property for purposes of securing repayment of any PIK Interest owed under this Indenture and the Notes and (ii) a second priority Lien on the Company Intellectual Property for purposes of securing the remainder of the obligations under this Indenture and the Notes (which shall include, for the avoidance of doubt, the initial principal amount of the Notes).

(b) The Company will deliver to the Trustee copies of all documents delivered to the Security Agent pursuant to the Security Documents, and the Company will, and will cause each of the Subsidiaries to, do or cause to be done all such acts and things as may be necessary or proper, or as may be required by the provisions of the Security Documents, to assure and confirm to the Trustee that the Security Agent holds, for the benefit of the Trustee and the Holders, duly created, enforceable and perfected Liens as contemplated hereby and by the Security Documents, so as to render the same available for the security and benefit of this Indenture and of the Notes secured thereby, according to the intent and purposes herein expressed. Subject to the Intercreditor Agreement, the Company will take, and will cause its Subsidiaries to take (including as may be requested by the Trustee or the Security Agent) any and all actions reasonably required to cause the Security Documents and the Intercreditor Agreement to create and maintain, as security for the obligations of the Company hereunder, valid and enforceable perfected Liens in and on all the Collateral ranking in right and priority of payment as set forth in this Indenture and the Intercreditor Agreement, and subject to no other Liens other than as permitted by the terms of this Indenture and the Intercreditor Agreement.

(c) Neither the Trustee nor the Security Agent nor any of their respective officers, directors, employees, attorneys or agents will be responsible or liable for the existence, genuineness, value or protection of any property securing the Notes, for the legality, enforceability, effectiveness or sufficiency of the Security Documents, for the creation, perfection, priority, sufficiency or protection of any Lien, or for any defect or deficiency as to any such matters, or for any failure to demand, collect, foreclose or realize upon or otherwise enforce any of the Liens or Security Documents or any delay in doing so.

(d) Each of the Company, the Trustee and the Holders agree that the Security Agent shall be the joint creditor (together with the Holders) of each and every obligation of the parties hereto under the Notes and this Indenture, and that accordingly the Security Agent will have its own independent right to demand performance by the Company of those obligations, except that such demand shall only be made with the prior written notice to the Trustee and as permitted under the Intercreditor Agreement. However, any discharge of such obligation to the Security Agent, on the one hand, or to the Trustee or the Holders, as applicable, on the other hand, shall, to the same extent, discharge the corresponding obligation owing to the other.

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(e) The Security Agent agrees that it will hold the security interests in the Collateral created under the Security Documents to which it is a party as contemplated by this Indenture and the Intercreditor Agreement, and any and all proceeds thereof, for the benefit of, among others, the Trustee and the Holders, without limiting the Security Agent’s rights including under Section 15.02, to act in preservation of the security interest in the Collateral. The Security Agent will, subject to being indemnified and/or secured in accordance with the Intercreditor Agreement, take action or refrain from taking action in connection therewith only as directed by the Trustee, subject to the terms of the Intercreditor Agreement.

(f) Each Holder, by its acceptance thereof of a Note, shall be deemed (i) to have consented and agreed to the terms of the Security Documents, the Intercreditor Agreement as the same may be in effect or may be amended from time to time in accordance with its terms and authorizes and directs the Security Agent to enter into the Security Documents and to perform its obligations and exercise its rights thereunder in accordance therewith, (ii) to have authorized the Company, the Trustee and the Security Agent, as applicable, to enter into the Security Documents and the Intercreditor Agreement and to be bound thereby and (iii) to have appointed and authorized the Security Agent and the Trustee to give effect to the provisions in the Intercreditor Agreement and any Additional Intercreditor Agreement. Each Holder, by accepting a Note, appoints the Security Agent as its trustee under the Security Documents and authorizes it to act on such Holder’s behalf, including by entering into and complying with the provisions of the Intercreditor Agreement. The Trustee hereby acknowledges that the Security Agent is authorized to act under the Security Documents on behalf of the Trustee, with the full authority and powers of the Trustee thereunder. The Security Agent is hereby authorized to exercise such rights, powers and discretions as are specifically delegated to it by the terms of the Security Documents, including the power to enter into the Security Documents, as trustee on behalf of the Holders and the Trustee, together with all rights, powers and discretions as are reasonably incidental thereto or necessary to give effect to the trusts created thereunder. The Security Agent shall, however, at all times be entitled to seek directions from the Trustee and shall be obligated to follow those directions if given. The Security Agent hereby accepts its appointment as the trustee of the Holders and the Trustee under the Security Documents, and its authorization to so act on such Holders’ and the Trustee’s behalf. The claims of Holders will be subject to the Intercreditor Agreement.

(g) The Company is permitted to pledge the Collateral in connection with future issuances of its Indebtedness or Indebtedness of its Subsidiaries, including any Additional Notes, in each case, permitted under this Indenture and on terms consistent with the relative priority of such Indebtedness.

Section 15.02 Suits To Protect the Collateral. Subject to the provisions of the Security Documents and the Intercreditor Agreement, the Security Agent shall have power to institute and to maintain such suits and proceedings as it may deem expedient to prevent any impairment of the Collateral by any acts which may be unlawful or in violation of any of the Security Documents or this Indenture, and such suits and proceedings as the Security Agent, in its sole discretion, may deem expedient to preserve or protect the security interests in the Collateral created under the Security Documents (including power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the Lien on the Collateral or be prejudicial to the interests of the Holders or the Trustee).

Section 15.03 Resignation and Replacement of Security Agent. Any resignation or replacement of the Security Agent shall be made in accordance with the Intercreditor Agreement.

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Section 15.04 Amendments. Subject to the rights and obligations of the Security Agent under the terms of the Intercreditor Agreement, the Security Agent agrees that it will enter into an amendment to the Intercreditor Agreement upon a direction of the Company to do so. The Trustee, the Company and the Security Agent shall sign any amendment authorized pursuant to this Indenture if the amendment does not impose any personal obligations on the Trustee or the Security Agent or adversely affect the rights, duties, liabilities or immunities of the Trustee and the Security Agent under this Indenture and the Intercreditor Agreement, as applicable. If it does, the Trustee or the Security Agent may, but need not, sign it. In signing such amendment the Trustee and the Security Agent, as applicable, shall be entitled to receive an indemnity and/or security satisfactory to it and to receive, and (subject to Section 7.01) shall be fully protected in relying upon, an Officer’s Certificate and an Opinion of Counsel from outside legal counsel of recognized standing stating that such amendment complies with this Indenture and that such amendment has been duly authorized, executed and delivered and is the legally valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to customary qualifications. The Security Agent shall sign any amendment authorized pursuant to this Indenture at the direction of the Company if the amendment does not adversely affect the rights, duties, liabilities or immunities of the Security Agent, subject to the rights and obligations of the Security Agent under the terms of the Intercreditor Agreement.

Section 15.05 Release of Liens.

(a) The Company and its Subsidiaries will be entitled to release the security interests in respect of the Collateral under any one or more of the following circumstances:

(i) [reserved];

(ii) upon payment in full of principal, interest and all other obligations in respect of the Notes or defeasance or discharge of the Notes, in accordance with this Indenture; and

(iii) as otherwise permitted in accordance with this Indenture.

(b) In addition, the security interest created by the Security Documents will be released in accordance with an enforcement action pursuant to the Intercreditor Agreement (solely to the extent explicitly permitted thereunder).

(c) The Security Agent and the Trustee (if necessary) will take all necessary action reasonably requested by the Company to effectuate any release of Collateral securing the Notes, in accordance with the provisions of this Indenture, the Intercreditor Agreement and the relevant Security Document subject to the customary protections and indemnifications. Each of the releases set forth above shall be effected by the Security Agent without the consent of the Holders or any action on the part of the Trustee (unless action is required by it to effect such release). The Trustee and the Security Agent shall be entitled to request and rely solely upon an Officer’s Certificate and Opinion of Counsel from outside legal counsel of recognized standing, each certifying which circumstance, as described above, giving rise to a release of the Collateral has occurred, and that such release complies with this Indenture.

(d) The Security Agent and the Trustee will agree to any release of the security interest in respect of the Collateral that is in accordance with this Indenture, the Intercreditor Agreement or any Additional Intercreditor Agreement and the relevant Security Document, without requiring any Holder consent or any action on the part of the Trustee. Upon request of the Company, upon receipt of an Officer’s Certificate and an Opinion of Counsel from outside legal counsel of recognized standing stating that all conditions precedent in respect of such release have been satisfied, the Security Agent shall execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of Collateral permitted to be released pursuant to this Indenture, the Intercreditor Agreement and the Security Documents. At the request of the Company, the Security Agent shall execute and deliver an appropriate instrument evidencing such release (in the form provided by the Company).

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Section 15.06 Compensation and Indemnity.

(a) The Company, to the extent legally possible, shall pay to the Security Agent from time to time compensation for its services, in accordance with the applicable fee letter, subject to any terms of the Intercreditor Agreement as in effect from time to time which may address the compensation of the Security Agent. The Security Agent’s compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company, to the extent legally possible, shall reimburse the Security Agent upon request for all out-of-pocket expenses properly incurred or made by it (as evidenced in an invoice from the Security Agent), including costs of collection, in addition to the compensation for its services. Such expenses shall include the properly incurred compensation and expenses, disbursements and advances of the Security Agent’s agents, counsel, accountants and experts. The Company shall indemnify the Security Agent and its officers, directors, agents and employers against any and all loss, liability or expense (including properly incurred attorneys’ fees) incurred by or in connection with its rights, duties, and obligations under this Indenture, the Intercreditor Agreement, or the Security Documents, as the case may be, including the properly incurred costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any such rights, powers or duties. The Security Agent shall notify the Company of any claim for which it may seek indemnity promptly upon obtaining actual knowledge thereof; provided, however, that any failure so to notify the Company shall not relieve the Company of its indemnity obligations hereunder, under the Intercreditor Agreement or the Security Documents, as the case may be. The Company shall defend the claim and the indemnified party shall provide cooperation at the Company’s expense in the defense. Notwithstanding the foregoing, such indemnified party may, in its sole discretion, assume the defense of the claim against it and the Company shall pay the properly incurred fees and expenses of the indemnified party’s defense (as evidenced in an invoice from the Security Agent). Such indemnified parties may have separate counsel of their choosing and the Company, to the extent legally possible, shall pay the properly incurred fees and expenses of such counsel (as evidenced in an invoice from the Security Agent). The Company need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld. The Company need not reimburse any expense or indemnify against any loss, liability or expense incurred by an indemnified party through such party’s own willful misconduct, gross negligence or fraud.

(b) To secure the Company’s payment obligations in this Section 15.06, the Security Agent shall subject to the Intercreditor Agreement have a Lien on the Collateral and the proceeds of the enforcement of the Collateral for all monies payable to it under this Section 15.06.

(c) The Company’s payment obligations pursuant to this Section 15.06 and any Lien arising hereunder shall, if any, to the extent legally possible, survive the satisfaction or discharge of this Indenture, any rejection or termination of this Indenture under any bankruptcy law or the resignation or removal of the Security Agent.

Section 15.07 Conflicts. Each of the Company, the Trustee and the Holders acknowledge and agree that the Security Agent is acting as security agent and trustee not just on their behalf but also on behalf of the creditors named in the Intercreditor Agreement and acknowledge and agree that pursuant to the terms of the Intercreditor Agreement, the Security Agent may be required by the terms thereof to act in a manner which may conflict with the interests of the Company, the Trustee and the Holders (including the Holders’ interests in the Collateral) and that it shall be entitled to do so in accordance with the terms of the Intercreditor Agreement.

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ARTICLE 16

SECURED NOTES GUARANTEE

Section 16.01 Secured Notes Guarantee.

(a) Subject to this Article 16, the Security Agreement and the Intercreditor Agreement, the Guarantor hereby, jointly and severally, unconditionally guarantees, to each Holder of the Notes, irrespective of the validity and enforceability of this Indenture, the Notes or the obligations of the Company hereunder or thereunder (such Guarantee, a “Notes Guarantee”), that:

(i) the principal of, premium on, if any, interest and Additional Amounts, if any, on, the Notes will be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of, premium on (including the Applicable Premium), if any, interest and Additional Amounts, if any, on, the Notes, if lawful, and all other obligations of the Company to the Holders or the Trustee and the Security Agent hereunder or thereunder will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and

(ii) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise. Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantor will be jointly and severally obligated to pay the same immediately. The Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(b) Subject to this Article 16, the Security Agreement and the Intercreditor Agreement, the Guarantor hereby agrees that its obligations hereunder are unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a guarantor.

(c) If any Holder, the Trustee or the Security Agent is required by any court or otherwise to return to the Company, the Guarantor or any custodian, trustee, liquidator or other similar official acting in relation to either the Company or the Guarantor, any amount paid by either to the Trustee or the Security Agent or such Holder, this Notes Guarantee, to the extent theretofore discharged, will be reinstated in full force and effect.

(d) The Guarantor agrees that it will not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. The Guarantor further agrees that, as between the Guarantor, on the one hand, and the Holders and the Trustee, on the other hand, (1) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 hereof for the purposes of this Notes Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (2) in the event of any declaration of acceleration of such obligations as provided in Article 6 hereof, such obligations (whether or not due and payable) will forthwith become due and payable by the Guarantor for the purpose of this Notes Guarantee.

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(e) The Guarantor shall not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into another Person (other than the Company or any Subsidiary that becomes a Guarantor concurrently with the transaction).

Section 16.02 Limitation on Liability. Notwithstanding any other provisions of this Indenture, the obligations of the Guarantor under its Notes Guarantee shall be limited under the relevant laws applicable to such Guarantor and the granting of such Notes Guarantee (including laws relating to corporate benefit, capital preservation, financial assistance, fraudulent conveyances and transfers, voidable preferences or transactions under value). To effectuate the foregoing intention, the Trustee, the Holders and the Guarantor hereby irrevocably agree that the obligations of the Guarantor will be limited to the maximum amount that will, after giving notice to the Trustee of such maximum amount and giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article 16, result in the obligations of such Guarantor under its Notes Guarantee not conflicting with the principles of corporate benefit or capital preservation or constituting a fraudulent conveyance, fraudulent transfer, voidable preference, a transaction under value or unlawful financial assistance, or other similar laws affecting the rights of creditors generally, provided that, with respect to each jurisdiction described in Section 16.03, such obligations shall be limited in the manner described below or in any supplemental indenture.

Section 16.03 Limitation on Liability of the Guarantor. The Notes Guarantee does not apply to any liability to the extent that it would result in the Notes Guarantee constituting unlawful financial assistance within the meaning of Section 678 or 679 of the UK Companies Act 2006 or any equivalent provision of any applicable law.

Section 16.04 Execution and Delivery of Notes Guarantee. Neither the Company nor any Guarantor shall be required to make a notation on the Notes to reflect any Notes Guarantee or any release, termination or discharge thereof. The Guarantor agrees that its Notes Guarantee set forth in Section 16.01 hereof will remain in full force and effect notwithstanding any failure to endorse on each Senior Secured Note a notation of such Notes Guarantee.

Section 16.05 Releases.

(a) The Notes Guarantee of a Guarantor will terminate and release upon:

(i) satisfaction and discharge of this Indenture as provided in Article 3;

(ii) the full and final payment of the relevant series of Notes and performance of all Obligations of the Company and the Guarantor under this Indenture and the relevant series of Notes; or

(iii) the approval of Holders in accordance with the provisions of Article 10.

(b) Upon any occurrence giving rise to a release of a Notes Guarantee as specified in clauses (i) through (iii) of this Section 16.05(a), the Trustee, subject to receipt of certain documents from the Company and/or any Guarantor requested pursuant to the terms of this Indenture and at the expense of the Company, will execute any documents reasonably required in order to evidence or effect such release, discharge and termination in respect of such Notes Guarantee. No release and discharge of the Notes Guarantee will be effective against the Trustee, the Security Agent or the Holders until the Company shall have delivered to the Trustee and the Security Agent an Officer’s Certificate and an Opinion of Counsel from outside legal counsel of recognized standing stating that all conditions precedent provided for in this Indenture and the Security Documents relating to such release and discharge have been satisfied and that such release and discharge is authorized and permitted under this Indenture and the Security Documents, and the Trustee and the Security Agent shall be entitled to rely on such Officer’s Certificate and Opinion of Counsel absolutely and without further enquiry. Neither the Company, the Trustee nor any Guarantor will be required to make a notation on the Notes to reflect any such release, discharge or termination.

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(c) Any Guarantor not released from its obligations under its Notes Guarantee as provided in this Section 16.05 will remain liable for the full amount of principal of, premium on (including the Applicable Premium), if any, interest and Additional Amounts, if any, on, the Notes and for the other obligations of any Guarantor under this Indenture as provided in this Article 16.

ARTICLE 17

MISCELLANEOUS PROVISIONS

Section 17.01 Delisting. The parties hereto agree and acknowledge, and Holders by the purchase and/or acceptance of the Notes shall be deemed to agree and acknowledge, that the Company proposes to effect a Delisting as soon as reasonably practicable after the date hereof and that the effecting, or the taking by the Company of any preparatory or ancillary steps to effect, a Delisting, does not and shall not constitute an Event of Default, breach any terms of this Indenture or give the Holders any right or remedy with respect to their Notes including (without limitation) any right to demand or require repurchase of their Notes or the payment of any amounts on such Notes by the Company.

Section 17.02 Provisions Binding on Company’s Successors. All the covenants, stipulations, promises and agreements of the Company contained in this Indenture shall bind its successors and assigns whether so expressed or not.

Section 17.03 Official Acts by Successor Entity. Any act or proceeding by any provision of this Indenture authorized or required to be done or performed by any board, committee or Officer of the Company shall and may be done and performed with like force and effect by the like board, committee or officer of any corporation or other entity that shall at the time be the lawful sole successor of the Company.

Section 17.04 Addresses for Notices, Etc. Any notice or demand that by any provision of this Indenture is required or permitted to be given or served by the Trustee or the Security Agent or by the Holders on the Company shall be deemed to have been sufficiently given or made, for all purposes if given or served by being deposited postage prepaid by registered or certified mail in a post office letter box addressed (until another address is delivered by the Company to the Trustee) to Selina Hospitality PLC, 27 Old Gloucester Street, London, United Kingdom, WC1N 3AX, Attention: Company Secretary.

Any notice, direction, request or demand hereunder to or upon the Trustee shall be deemed to have been sufficiently given or made, for all purposes, if it is in writing and actually received by the Trustee at the Corporate Trust Office. In no event shall the Trustee be obligated to monitor any website maintained by the Company or any press releases issued by the Company.

The Trustee, by notice to the Company, may designate additional or different addresses for subsequent notices or communications.

Any notice, direction, request or demand hereunder to or upon the Security Agent shall be deemed to have been sufficiently given or made, for all purposes, if it is in writing and given or served by being deposited postage prepaid by registered or certified mail in a post office letter box addressed to Aether Financial Services UK Limited, 23 Copenhagen Street, London, England, N1 0JB, Attention: Boris Betremieux.

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Any notice or communication delivered or to be delivered to a Holder of Physical Notes shall be mailed to it by first class mail, postage prepaid, at its address as it appears on the Note Register and shall be sufficiently given to it if so mailed within the time prescribed. Any notice or communication delivered or to be delivered to a Holder of Global Notes shall be delivered in accordance with the Applicable Procedures of the Depositary and shall be sufficiently given to it if so delivered within the time prescribed.

Failure to mail or deliver a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed or delivered, as the case may be, in the manner provided above, it is duly given, whether or not the addressee receives it.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice to Holders by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

Notwithstanding any other provision of this Indenture or any Note, where this Indenture or any Note provides for notice of any event to a Holder of a Global Note (whether by mail or otherwise), such notice shall be properly delivered if delivered to DTC (or its designee) in accordance with the Applicable Procedures of DTC.

Section 17.05 Governing Law; Jurisdiction. THIS INDENTURE AND EACH NOTE, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS INDENTURE AND EACH NOTE, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS THEREOF).

The Company irrevocably consents and agrees, for the benefit of the Holders from time to time of the Notes and the Trustee, that any legal action, suit or proceeding against it with respect to obligations, liabilities or any other matter arising out of or in connection with this Indenture or the Notes may be brought in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York and, until amounts due and to become due in respect of the Notes have been paid, hereby irrevocably consents and submits to the non-exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any action, suit or proceeding for itself in respect of its properties, assets and revenues.

The Company irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Indenture brought in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. The Company has appointed CT Corporation System at 28 Liberty Street, New York, New York 10005, as its authorized agent, upon whom process may be served in any suit, action or proceeding arising out of or based upon this Indenture or the Notes or the transactions contemplated herein which may be instituted in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York.

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Section 17.06 Evidence of Compliance with Conditions Precedent; Certificates and Opinions of Counsel to Trustee. Upon any application or demand by the Company to the Trustee to take any action under any of the provisions of this Indenture (other than, with respect to an Opinion of Counsel, in connection with the issuance and authentication of the Notes on the date of this Indenture), the Company shall furnish to the Trustee an Officer’s Certificate and an Opinion of Counsel, stating that such action is permitted by the terms of this Indenture and that all conditions precedent to such action have been complied with. With respect to matters of fact, an Opinion of Counsel may rely on an Officer’s Certificate or certificates of public officials.

Each Officer’s Certificate and Opinion of Counsel provided for, by or on behalf of the Company in this Indenture and delivered to the Trustee with respect to compliance with this Indenture (other than the Officer’s Certificates provided for in Section 4.07) shall include (a) a statement that the person signing such certificate is familiar with the requested action and this Indenture; (b) a brief statement as to the nature and scope of the examination or investigation upon which the statement contained in such certificate is based; (c) a statement that, in the judgment of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed judgment as to whether or not such action is permitted by this Indenture; and (d) a statement as to whether or not, in the judgment of such person, such action is permitted by this Indenture and that all conditions precedent to such action have been complied with.

Section 17.07 Legal Holidays. In any case where any Interest Payment Date, any Fundamental Change Repurchase Date or the Maturity Date is not a Business Day, then any action to be taken on such date need not be taken on such date, but may be taken on the next succeeding Business Day with the same force and effect as if taken on such date, and no interest shall accrue on any such payment in respect of the delay.

Section 17.08 Benefits of Indenture. Nothing in this Indenture or in the Notes, expressed or implied, shall give to any Person, other than the Holders, the parties hereto, any Paying Agent, any Custodian, any authenticating agent, any Note Registrar, Security Agent and their successors hereunder, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 17.09 Table of Contents, Headings, Etc. The table of contents and the titles and headings of the articles and sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 17.10 Authenticating Agent. The Trustee may appoint an authenticating agent that shall be authorized to act on its behalf and subject to its direction in the authentication and delivery of Notes in connection with the original issuance thereof and transfers and exchanges of Notes hereunder, including under Section 2.04, Section 2.05, Section 2.06, Section 2.07, Section 10.04 and Section 13.03 as fully to all intents and purposes as though the authenticating agent had been expressly authorized by this Indenture and those Sections to authenticate and deliver Notes. For all purposes of this Indenture, the authentication and delivery of Notes by the authenticating agent shall be deemed to be authentication and delivery of such Notes “by the Trustee” and a certificate of authentication executed on behalf of the Trustee by an authenticating agent shall be deemed to satisfy any requirement hereunder or in the Notes for the Trustee’s certificate of authentication. Such authenticating agent shall at all times be a Person eligible to serve as trustee hereunder pursuant to Section 7.08.

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Any corporation or other entity into which any authenticating agent may be merged or converted or with which it may be consolidated, or any corporation or other entity resulting from any merger, consolidation or conversion to which any authenticating agent shall be a party, or any corporation or other entity succeeding to all or substantially all of the corporate trust business of any authenticating agent, shall be the successor of the authenticating agent hereunder, if such successor corporation or other entity is otherwise eligible under this Section 17.10, without the execution or filing of any paper or any further act on the part of the parties hereto or the authenticating agent or such successor corporation or other entity.

Any authenticating agent may at any time resign by giving written notice of resignation to the Trustee and to the Company. The Trustee may at any time terminate the agency of any authenticating agent by giving written notice of termination to such authenticating agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time any authenticating agent shall cease to be eligible under this Section 17.10, the Trustee may appoint a successor authenticating agent (which may be the Trustee), shall give written notice of such appointment to the Company and shall deliver notice of such appointment to all Holders.

The Company agrees to pay to the authenticating agent from time to time reasonable compensation for its services although the Company may terminate the authenticating agent, if it determines such agent’s fees to be unreasonable.

The provisions of Section 7.02, Section 7.03, Section 7.04, Section 8.03 and this Section 17.10 shall be applicable to any authenticating agent.

If an authenticating agent is appointed pursuant to this Section 17.10, the Notes may have endorsed thereon, in addition to the Trustee’s certificate of authentication, an alternative certificate of authentication in the following form:

_______________________________,
as Authenticating Agent, certifies that this is one of the Notes described in the within-named Indenture.

By:
Authorized Signatory

Section 17.11 Execution in Counterparts. This Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Indenture and of signature pages by facsimile, PDF or other electronic transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile, PDF or other electronic means shall be deemed to be their original signatures for all purposes. Unless otherwise provided in this Indenture or in any Note, the words “execute,” “execution,” “signed” and “signature” and words of similar import used in or related to any document to be signed in connection with this Indenture, any Note or any of the transactions contemplated hereby (including amendments, waivers, consents and other modifications) shall be deemed to include electronic signatures and the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature in ink or the use of a paper-based recordkeeping system, as applicable, to the fullest extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other similar state laws based on the Uniform Electronic Transactions Act; provided that, notwithstanding anything herein to the contrary, the Trustee is not under any obligation to agree to accept electronic signatures in any form or in any format unless expressly agreed to by the Trustee pursuant to procedures approved by the Trustee.

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Section 17.12 Severability. In the event any provision of this Indenture or in the Notes shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired.

Section 17.13 Waiver of Jury Trial. EACH OF THE COMPANY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 17.14 Force Majeure. In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, pandemics, epidemics, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services or the unavailability of the Federal Reserve Bank wire or telex or communication facility; it being understood that the Trustee shall use reasonable efforts that are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 17.15 Calculations. The Company shall be responsible for making all calculations called for under the Notes. These calculations include, but are not limited to, determinations of the accrued interest payable on the Notes, principal of the Notes, PIK Interest and any Additional Interest on the Notes. The Company shall make all these calculations in good faith and, absent manifest error, the Company’s calculations shall be final and binding on Holders of Notes. The Company shall provide a schedule of its calculations to the Trustee (with a copy to the Paying Agent if other than the Trustee) and the Trustee is entitled to rely conclusively upon the accuracy of the Company’s calculations without independent verification. The Trustee will forward the Company’s calculations to any registered Holder of Notes upon the written request of that Holder at the sole cost and expense of the Company. Neither the Trustee nor the Paying Agent (if other than the Trustee) will have any responsibility to make calculations under this Indenture, nor will either of them have any responsibility to monitor the Company’s stock or trading price.

Section 17.16 USA PATRIOT Act. The parties hereto acknowledge that in accordance with Section 326 of the USA PATRIOT Act, the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties to this Indenture agree that they will provide the Trustee with such information as it may request in order for the Trustee to satisfy the requirements of the USA PATRIOT Act.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the date first written above.

SELINA HOSPITALITY PLC, as Issuer

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	CEO

SELINA NOMAD LTD., as Guarantor

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	CEO

WILMINGTON SAVINGS FUND SOCIETY,
FSB, as Trustee

By:	/s/ ANITA WOOLERY
Name:	Anita Woolery
Title:	Vice President

AETHER FINANCIAL SERVICES UK
LIMITED, as Security Agent

By:	/s/ BORIS BETREMIEUX
Name:	Boris Betremieux
Title:	Managing Director

[Signatured Page to Indenture]

Schedule I

List of Existing Indebtedness

[see attached]

Lender	Borrower	Total	Maturity	Currency
Banistmo Panama (non-revolving)	Selina Hospitality PLC	(1,626,010)	01/06/2026	US dollars
Banistmo Panama (revolving)	Selina Hospitality PLC	(1,512,098)	2023	US dollars
Benjamin Te´eni	Selina Hospitality PLC	(1,282,911)	30/06/2023	US dollars
2022 CLN	Selina Hospitality PLC (nominal value)	(151,162,917)	01/11/2026	US dollars
Kibbutz	Selina Hospitality PLC	-	Fully repaid in July 2023	US dollars
K2 Principal Fund	Selina Hospitality PLC	(96,613)	03/05/2024	US dollars
Dorado Selina Trust	Selina Holding Australia Pty, Ltd.	(3,786,359)	31/08/2027	Australian Dollar
Arcstone Portfolio 3 Limited	Selina Operation Bad Gastein GmbH	(1,847,569)	01/07/2040	Sterling
Wombats GmbH	S1 Berlin Mitte GmbH & Co Kg / Hotel Mitte	(1,846,927)	30/11/2027	Euro
AA Capital	Selina Operation Theatrou MON. A.E.	(1,500,199)	01/02/2040	Euro
HRH Invest	Selina Operation Hellas, A.E.	(375,337)	02/08/2024	Euro
HRH Invest	Agafay Operations	(2,222,713)	30/04/2043	Euro
Rafi and Daniel Loan	Selina Operations Israel Ltd.	(35,544)		Israeli Shekels
Mizrahi	Selina Operations Israel Ltd.	(8,677,659)	2026-2027-2029	Israeli Shekels
Hagag	R.A.I Entrepreneurship Mikhmoret Ltd.	(3,125,359)	31/12/2036	Israeli Shekels
Isracard	R.A.I Entrepreneurship Mikhmoret Ltd.	(90,179)	02/08/2025	Israeli Shekels
Previous shareholder loan	R.A.I Entrepreneurship Mikhmoret Ltd.	(54,266)		Israeli Shekels
Hagag	Selina Operation Adama Ltd.	(1,841,169)	30/06/2041	Israeli Shekels
Isracard	Selina Operation Adama Ltd.	(102,728)	2023 and 2025	Israeli Shekels
Hagag	Selina Operation Almog Ltd.	(1,944,925)	31/05/2042	Israeli Shekels
Mizrahi	Selina Operation Arava Ltd.	(350,030)	01/06/2029	Israeli Shekels
Dalumi	Selina Operation Beit Oren Ltd.	(1,563,107)	In 2024	Israeli Shekels
Hagag	Selina Operation Capsule Ltd.	(1,162,770)	31/12/2024	Israeli Shekels
Isracard	Selina Operation Capsule Ltd.	(97,694)	02/08/2025	Israeli Shekels
Mizrahi	Selina Operation Hayarkon Ltd.	(274,728)	01/06/2029	Israeli Shekels
Hagag	Selina Operation Jerusalem Mountains Ltd.	(1,597,824)	31/07/2036	Israeli Shekels
Isracard	Selina Operation Jerusalem Mountains Ltd.	(90,179)	02/08/2025	Israeli Shekels
Isracard	Selina Operation Metula Ltd.	(103,795)	2023 and 2025	Israeli Shekels
Isracard	Selina Operation Neve Tzedek, Ltd.	(67,634)	02/08/2025	Israeli Shekels
Mizrahi	Selina Operation Neve Tzedek, Ltd.	(103,019)	01/05/2026	Israeli Shekels
Hagag	Selina Operation Ramon Ltd.	(525,414)		Israeli Shekels
Leumi	Selina Operation Ramon Ltd.	(294,183)	31/03/2024 and 30/04/2	Israeli Shekels
Gabay	Selina Operation Sea of Galilee, Ltd.	(4,622,235)	2041	Israeli Shekels
Mizrahi	Selina Operation Sea of Galilee, Ltd.	(144,112)	01/06/2029	Israeli Shekels
Arcstone	Seli-na Operation Ericeira Unipessoal, Lda.	(325,782)	10/01/2040	Sterling
Arcstone	Seli-na Operation Lisboa RF Unipessoal, Lda.	(1,306,969)	10/01/2040	Sterling
Arcstone	Seli-na Operation Peniche, Unipessoal, Lda.	(654,973)	10/01/2040	Sterling
Arcstone	Seli-na Operation Porto Unipessoal, Lda.	(1,650,298)	10/01/2040	Sterling
Arcstone	Seli-na Operation Vila Nova Unipessoal, Lda.	(426,551)	10/01/2040	Sterling
Arcstone Portfolio 2 Limited	Selina Operation Brighton Ltd.	(1,744,945)	31/01/2040	Sterling
Arcstone Portfolio 3 Limited	Selina Operation Camden Ltd.	(906,551)	01/07/2040	Sterling
Margate Holdings Limited	Selina Operation Margate Ltd.	(520,666)	26/9/2025 and 1/9/2027	Sterling
Arcstone Loan Notes Portofolio 1 Limited	Selina Operations Midlands Ltd.	(4,749,836)	19/11/2039	Sterling
Millenial Hospitality Investments	Selina Operation One (1) S.A.	(2,125,398)	31/03/2037	US dollars
YAM	Selina Operation One (1) S.A. (FV June 23)	(2,589,257)	2024	US dollars
IDB (Only the Exit Fee)	Selina Operation One (1) S.A.	(2,044,029)	15/08/2024	US dollars
Mogno	Selina Brazil Hospitalidade Ltda.	(19,880,862)	2042	Brazilian Real
Banco Santander (Brasil) S.A.	Selina Operation Hospedagem Eireli	(298,040)	22/05/2026	Brazilian Real
DD3 Hipotecaria	Selina Mexico Subholding Two, S.A. de C.V.	(7,221,997)	05/12/2019	US dollars
Arrendadora Host SL, S.A. de C.V	Selina Mexico Subholding Two, S.A. de C.V.	(583,179)	2023	US dollars
Arrendadora Host SL, S.A. de C.V	Selina Mexico Subholding Two, S.A. de C.V.	(620,000)	2023	US dollars
Arrendadora Host SL, S.A. de C.V	Selina Hospitality Cancun 1, S.A. de C.V.	(52,358)	2023	US dollars
Arrendadora Host SL, S.A. de C.V	Selina Hospitality Cancun 2, S.A. de C.V.	(5,315)	2023	US dollars
Arrendadora Host SL, S.A. de C.V	Selina Hospitality Isla Mujeres, S.A. de C.V.	(42,406)	2023	US dollars
Arrendadora Host SL, S.A. de C.V	Selina Hospitality Mexico City 1, S.A. de C.V.	(11,147)	2023	US dollars
Arrendadora Host SL, S.A. de C.V	Selina Hospitality Oaxaca, S.A. de C.V.	(18,664)	2023	US dollars
Arrendadora Host SL, S.A. de C.V	Selina Hospitality Playa del Carmen, S.A. de C.V.	(56,195)	2023	US dollars
Arrendadora Host SL, S.A. de C.V	Selina Hospitality Puerto Escondido, S.A. de C.V.	(48,116)	2023	US dollars
Arrendadora Host SL, S.A. de C.V	Selina Hospitality San Miguel de Allende, S.A. de C.	(172,455)	2023	US dollars
Arrendadora Host SL, S.A. de C.V	Selina Hospitality Sayulita, S.A. de C.V.	(86,793)	2023	US dollars
Arrendadora Host SL, S.A. de C.V	Selina Hospitality Tulum, S.A. de C.V.	(281,622)	2023	US dollars
YAM	PCN OPERATIONS, S.A. (FV June 23)	(5,347,005)	2024	US dollars
W Capital	Selina Operation Macora, SAC	(949,122)	05/05/2023	Peruvian Sol
W Capital	Selina Operations AREQUIPA S.A.C	(819,232)	19/05/2023	Peruvian Sol
TD Bank (PPP)	Selina Operations US Corp.	(2,051,611)	15/03/2026	US dollars
SBA - JPMorgan Chase Bank (PPP)	Selina Operation Chelsea LLC	(273,015)	14/04/2025	US dollars
Arcstone Holdings Limited	Selina Operation NY Ave. LLC	(520,898)	30/11/2040	Sterling
SBA - JPMorgan Chase Bank (PPP)	Selina Operation New Orleans LLC	(83,356)	10/04/2025	US dollars
Dalumi Investments Central America Ltd	Selina Real Estate Holding S.A.	(626,532)	2 months after listing in	US dollars
Fundacion Galapagoz	Selina Playa Maderas Real Estate, S.A.	(829,213)	28/11/2023	US dollars
Seranila Investments Corp.	Selina Woodstock Real Estate LLC	(3,268,274)	In 2023	US dollars
IDB	SELINA GLOBAL SERVICES SPAIN SL	(49,904,960)	15/12/2027	US dollars
Osprey Investments Limited	Selina Management Company UK Ltd. (nominal valu	(15,774,002)	01/11/2027	US dollars
166 2nd LLC	Selina Management Panama, S.A.	(4,015,001)	Not applicable	US dollars
Wiclow Corp	Selina Wheel Venture Ltd.	(887,580)	TBD	US dollars
	TOTAL	(327,902,410)

Note: in the above table the amount for the 2022 CLN is the nominal value, same applies for the Osprey CLN. For YAM the amount that appears above is the FV as of 06.30.2023.

Schedule II

Liens Existing on the Collateral

Security Agreement, dated October 30, 2023, between Selina Brand Holdings Limited, Selina Nomad Limited (as chargors) and Ludmilio Limited (as collateral agent) pursuant to which the chargors grant security over the Intellectual Property (as defined therein)

EXHIBIT A

[FORM OF FACE OF NOTE]

[INCLUDE FOLLOWING LEGEND IF A GLOBAL NOTE]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREUNDER IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

[INCLUDE FOLLOWING LEGEND IF A RESTRICTED SECURITY]

[THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE (NOTWITHSTANDING THE FOREGOING, THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES). BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER AGREES FOR THE BENEFIT OF SELINA HOSPITALITY PLC (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE ISSUE DATE HEREOF OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

(B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT AND IS EFFECTIVE AT THE TIME OF SUCH TRANSFER, OR

(C) TO A PERSON THAT SUCH ACQUIRER REASONABLY BELIEVES TO BE A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, OR

(D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT; OR

(E) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH CLAUSE (2)(E) ABOVE, THE COMPANY AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

NO AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF THE COMPANY OR PERSON THAT HAS BEEN AN AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF THE COMPANY DURING THE IMMEDIATELY PRECEDING THREE MONTHS MAY PURCHASE, OTHERWISE ACQUIRE OR HOLD THIS SECURITY OR A BENEFICIAL INTEREST HEREIN.]

FOR PURPOSES OF SECTION 1272, 1273 AND 1275 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED, THIS NOTE IS BEING ISSUED WITH AN ORIGINAL ISSUE DISCOUNT. THE COMPANY AGREES TO PROVIDE PROMPTLY TO THE HOLDER OF THE NOTE, UPON WRITTEN REQUEST, THE ISSUE PRICE, AMOUNT OF ORIGINAL ISSUE DISCOUNT, ISSUE DATE AND YIELD TO MATURITY. ANY SUCH WRITTEN REQUEST SHOULD BE MADE PURSUANT TO SECTION 17.04 OF THE INDENTURE.

2

Selina Hospitality PLC

6.00% Senior Secured Notes due 2029

No. [       ]

CUSIP No. [             ]2

[Initially]1 $[        ]

Selina Hospitality PLC, a public limited company duly organized and existing under the laws of England and Wales, (the “Company,” which term includes any successor corporation or other entity under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to [CEDE & CO.]3 [        ]4, or registered assigns, the principal sum [as set forth in the “Schedule of Exchanges of Notes” attached hereto]5 [of $[          ]]6 (which amount, taken together with the principal amounts of all other outstanding Notes, shall not, unless permitted by the Indenture (including by a PIK Payment or the issuance of Additional Notes), exceed $[●],000,000 in aggregate at any time), in accordance with the rules and procedures of the Depositary, on November 1, 2029, and interest thereon as set forth below.

This Note will accrue interest at a rate and in the manner set forth in Section 2.03 of the Indenture. This Note shall bear interest on the aggregate principal amount from [●], 2024, or from the most recent date to which interest had been paid or provided for to, but excluding, the next scheduled Interest Payment Date, until November 1, 2029. Interest is payable quarterly in arrears on each January 1, April 1, July 1 and October 1 of each year (or, if such day is not a Business Day, the next succeeding Business Day), commencing on April 1, 2024, to Holders of record at the close of business on the preceding December 15, March 15, June 15 and September 15 (whether or not such day is a Business Day), respectively. Additional Interest will be payable as set forth in Section 4.08 and Section 6.03 of the within-mentioned Indenture, and any reference to interest on, or in respect of, any Note therein shall be deemed to include Additional Interest if, in such context, Additional Interest is, was or would be payable pursuant to Section 4.08 and Section 6.03, and any express mention of the payment of Additional Interest in any provision therein shall not be construed as excluding Additional Interest in those provisions thereof where such express mention is not made.

Any Defaulted Amounts shall accrue interest per annum at the rate borne by the Notes, subject to the enforceability thereof under applicable law, from, and including, the relevant payment date to, but excluding, the date on which such Defaulted Amounts shall have been paid by the Company, at its election, in accordance with Section 2.03(c) of the Indenture.

Cash amounts due on this Note will be paid in the manner set forth in Section 2.03(a) of the Indenture. PIK Interest will be paid in the manner set forth in Section 2.03(a) of the Indenture. As provided in and subject to the provisions of the Indenture, the Company shall pay the principal of any Notes (other than Notes that are Global Notes) at the office or agency designated by the Company for that purpose. The Company has initially designated the Trustee as its Paying Agent and Note Registrar in respect of the Notes and the Corporate Trust Office located in the United States of America as a place where Notes may be presented for payment or for registration of transfer and exchange.

1 Include if a global note.

2 Subject to the procedures of the Depositary, at such time as the Company notifies the Trustee that the Restrictive Legend is to be removed in accordance with the Indenture, the CUSIP number for this Note shall be deemed to be [     ].

3 Include if a global note.

4 Include if a physical note.

5 Include if a global note.

6 Include if a physical note.

Reference is made to the further provisions of this Note set forth on the reverse hereof. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note, and any claim, controversy or dispute arising under or related to this Note, shall be construed in accordance with and governed by the laws of the State of New York (without regard to the conflicts of laws provisions thereof).

In the case of any conflict between this Note and the Indenture or the Intercreditor Agreement, the provisions of the Indenture or the Intercreditor Agreement (as applicable) shall control and govern.

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed manually by the Trustee or a duly authorized authenticating agent under the Indenture.

[Remainder of page intentionally left blank]

2

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed.

SELINA HOSPITALITY PLC,
as Issuer

By:
Name:
Title:

Dated:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

WILMINGTON SAVINGS FUND SOCIETY, FSB, as Trustee, certifies that this is one of the Notes described in the within-named Indenture.

By:
Authorized Signatory

[FORM OF REVERSE OF NOTE]

Selina Hospitality PLC

6.00% Senior Secured Notes due 2029

This Note is one of a duly authorized issue of Notes of the Company, designated as its 6.00% Senior Secured Notes due 2029 (the “Notes”), limited to the aggregate principal amount of $[88,500,000] all issued or to be issued under and pursuant to an Indenture dated as of [●], 2024 (the “Indenture”), between the Company, Wilmington Savings Fund Society, FSB, as trustee (the “Trustee”) and Aether Financial Services UK Limited, as security agent (the “Security Agent”), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Security Agent, the Company and the Holders of the Notes. Additional Notes may be issued subject to certain conditions specified in the Indenture. Capitalized terms used in this Note and not defined in this Note shall have the respective meanings set forth in the Indenture.

In the event of any conflict between the provisions of this Note and the provisions of the Indenture, the provisions of the Indenture shall supersede the provisions of this Note and shall control and be binding.

In case certain Events of Default shall have occurred and be continuing, the principal of, and interest on, all Notes may be declared, by either the Trustee or Holders of at least 25% in aggregate principal amount of Notes then outstanding, and upon said declaration shall become, due and payable, in the manner, with the effect and subject to the conditions and certain exceptions set forth in the Indenture.

Subject to the terms and conditions of the Indenture, the Company will make all payments and deliveries in respect of [the Fundamental Change Repurchase Price on the Fundamental Change Repurchase Date,] the Tax Redemption Price on any Tax Redemption Date and the principal amount on the Maturity Date, as the case may be, in cash to the Holder who surrenders a Note to a Paying Agent to collect such payments in respect of the Note. The Company will pay cash amounts in money of the United States that at the time of payment is legal tender for payment of public and private debts.

The Indenture contains provisions permitting the Company and the Trustee in certain circumstances, without the consent of the Holders of the Notes, and in certain other circumstances, with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, evidenced as in the Indenture provided, to execute supplemental indentures modifying the terms of the Indenture and the Notes as described therein. It is also provided in the Indenture that, subject to certain exceptions, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding may on behalf of the Holders of all of the Notes waive any past Default or Event of Default under the Indenture and its consequences.

Notwithstanding any other provision of the Indenture or any provision of this Note, each Holder shall have the contractual right to receive payment or delivery, as the case may be, of (x) the principal (including the [Fundamental Change Repurchase Price and] the Tax Redemption Price, if applicable) of, and (y) accrued and unpaid interest, if any, on, this Note, on or after the respective due dates expressed or provided for in this Note or in the Indenture, and the contractual right to institute suit for the enforcement of any such payment or delivery, as the case may be, on or after such respective dates, shall not be amended without the consent of each Holder.

The Notes are issuable in registered form without coupons in minimum denominations of $1,000 principal amount and integral multiples of $1.00 in excess thereof (or if a PIK Payment has been made a minimum of $1.00 or an integral multiple of $1.00). At the office or agency of the Company referred to in the Indenture, and in the manner and subject to the limitations provided in the Indenture, Notes may be exchanged for a like aggregate principal amount of Notes of other authorized denominations, without payment of any service charge but, if required by the Company or Trustee, with payment of a sum sufficient to cover any transfer or similar tax that may be imposed in connection therewith as a result of the name of the Holder of the new Notes issued upon such exchange of Notes being different from the name of the Holder of the old Notes surrendered for such exchange.

The Notes shall be redeemable at the Company’s option in certain limited circumstances in accordance with the terms and conditions specified in the Indenture.

Upon the occurrence of a Fundamental Change, the Holder has the right, at such Holder’s option, to require the Company to repurchase for cash all of such Holder’s Notes or any portion thereof (in principal amounts of $1,000 or integral multiples of $1.00 thereof, or if a PIK Payment has been made a minimum of $1.00 or an integral multiple of $1.00) on the Fundamental Change Repurchase Date at a price equal to the Fundamental Change Repurchase Price.

2

ABBREVIATIONS

The following abbreviations, when used in the inscription of the face of this Note, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM = as tenants in common

UNIF GIFT MIN ACT = Uniform Gifts to Minors Act CUST = Custodian

TEN ENT = as tenants by the entireties

JT TEN = joint tenants with right of survivorship and not as tenants in common Additional abbreviations may also be used though not in the above list.

SCHEDULE A7

SCHEDULE OF EXCHANGES OF NOTES

Selina Hospitality PLC

6.00% Senior Secured Notes due 2029

The initial principal amount of this Global Note is [●] MILLION DOLLARS ($[●],000,000).

The following increases or decreases in this Global Note have been made:

Date of exchange	Amount of decrease in principal amount of this Global Note	Amount of increase in principal amount of this Global Note	Principal amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Custodian

7 Include if a global note.

ATTACHMENT 1

[FORM OF FUNDAMENTAL CHANGE REPURCHASE NOTICE]

To: Paying Agent

The undersigned registered owner of this Note hereby acknowledges receipt of a notice from Selina Hospitality PLC (the “Company”), as to the occurrence of a Fundamental Change with respect to the Company and specifying the Fundamental Change Repurchase Date and requests and instructs the Company to pay to the registered holder hereof in accordance with Section 13.02 of the Indenture referred to in this Note (1) the entire principal amount of this Note, or the portion thereof (that is $1,000 principal amount or an integral multiple of $1.00 thereof, or if a PIK Payment has been made a minimum of $1.00 or an integral multiple of $1.00) below designated, and (2) if such Fundamental Change Repurchase Date does not fall during the period after a Regular Record Date and on or prior to the corresponding Interest Payment Date, accrued and unpaid interest, if any, thereon to, but excluding, such Fundamental Change Repurchase Date. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture.

In the case of Physical Notes, the certificate numbers of the Notes to be repurchased are as set forth below:

Dated:

Signature(s)

Social Security or Other Taxpayer Identification Number Principal amount to be repaid (if less than all):

$__________,000

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

ATTACHMENT 2

[FORM OF ASSIGNMENT AND TRANSFER]

For value received __________________hereby sell(s), assign(s) and transfer(s) unto ____________________ (Please insert social security or Taxpayer Identification Number of assignee) the within Note, and hereby irrevocably constitutes and appoints _______________________________ attorney to transfer the said Note on the books of the Company, with full power of substitution in the premises.

Dated:

Signature(s)

Signature Guarantee

Signature(s) must be guaranteed by an eligible Guarantor Institution (banks, stockbrokers, savings and loan associations and credit unions) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad- 15 if Notes are to be delivered, other than to and in the name of the registered holder.

NOTICE: The signature on the assignment must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.